AR/S

CELLSTAR® corp

P.E. 11/30/02

2002 Financial Information

(including portions of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission)

Description of the Company's Business

General

CellStar Corporation (the "Company" or "CellStar") is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in the Asia-Pacific, North America, Latin America and European regions. The Company facilitates the effective and efficient distribution of handsets, related accessories, and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. The Company also provides activation services in some of its markets that generate new subscribers for wireless carriers.

The Company's "Asia-Pacific Region" consists of the People's Republic of China (the "PRC"), Hong Kong, Taiwan, Singapore, The Philippines, and Korea. Malaysia was included in the Asia-Pacific Region until the Company fully divested its ownership interests in the third quarter of 2002. The Company's "North American Region" consists of the United States. The Company's "Latin American Region" consists of Mexico, Chile, Colombia, and the Company's Miami, Florida operations. The Company's "European Region" consists of Sweden and The Netherlands.

The Company's distribution services include purchasing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. In addition, the Company offers its customers value-added services, including Internet-based supply chain services via its OrderStar® system (patent pending), Internet-based tracking and reporting, inventory management, marketing, prepaid wireless products, product fulfillment, kitting and customized packaging, private labeling, light assembly, accounts receivable management and end-user support services. The Company also provides wireless activation services and operates retail locations in certain markets from which wireless communications products and accessories are marketed to the public.

The Company markets its products to wholesale purchasers using, among other methods, direct sales strategies, the Internet, strategic account management, trade shows and trade journal advertising. The Company offers advertising allowances, ready-to-use advertising materials and displays, access to hard-to-find products, credit terms, a variety of name brand products and highly-responsive customer service.

The Company, a Delaware corporation, was formed in 1993 to hold the stock of National Auto Center, Inc. ("National Auto Center"), a company that is now an operating subsidiary. National Auto Center was originally formed in 1981 to distribute and install automotive aftermarket products. In 1984, National Auto Center began offering wireless communications products and services. In 1989, National Auto Center became an authorized distributor of Motorola, Inc. ("Motorola") wireless handsets in certain portions of the United States. National Auto Center entered into similar arrangements with Motorola in the Latin American Region in 1991, and the Company entered into similar arrangements with Motorola in the Asia-Pacific Region in 1994 and the European Region in 1996. The Company has also entered into similar distributor agreements with other manufacturers, including Nokia Inc. ("Nokia"), Sony Ericsson (USA) Inc. ("Sony Ericsson"), Samsung Electronics LatinoAmerica Miami, Inc. ("Samsung"), Kyocera Wireless Corp. ("Kyocera") and Wuhan NEC Mobile Communication Co., Ltd. ("NEC").

Wireless communications technology encompasses wireless communications devices such as handsets, personal digital assistants, satellite dishes, instant messaging devices, pagers and two-way radios. The Company believes that handsets with color screens, picture messaging, polyphonic speakers and digital camera capabilities should increase consumer demand for new and replacement handsets. In addition, the emergence of new technologies, including data products and services, should create opportunities in the wireless market as users continually strive to stay connected while remaining mobile.

From its inception in 1983, the wireless handset market grew rapidly until 2001, when overall growth in the industry slowed. In 2002, the Company was faced with a difficult economic environment in the wireless industry in general. Despite recent slowdowns, the Company believes that future growth in the worldwide subscriber base and the convergence of existing and emerging technologies into a single multifunction handset enabling the user to connect to a wireless web and take and send digital photographs should create significant new opportunities for growth. The Company believes that the wireless communications industry should continue to grow, although at a slower rate than in prior years, for a number of reasons, including increased service availability, the lower cost of wireless service compared to conventional landline telephone systems, and the availability of handsets with emerging technologies. The Company also believes that advanced digital technologies have led to increases in the number of network operators and resellers, which have promoted greater competition for subscribers and will continue to result in increased demand for wireless communications products.

CellStar's revenues grew at a 8.2% compound annual rate for the five fiscal years ended November 30, 2002, and decreased 9.7% for the year ended November 30, 2002, compared to the prior fiscal year. The Company generated 74.6% of its revenues in 2002 from operations conducted outside the United States.

Cautionary Statements

The Company's success will depend upon, among other things, economic conditions, wireless market conditions, the financial health of its largest customers, its ability to improve its operating margins, continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms, service its indebtedness and meet covenant requirements, secure adequate financial resources, continually turn its inventories and accounts receivable, successfully manage changes in the size of its operations (including monitoring operations, controlling costs, maintaining adequate information systems and effective inventory and credit controls), manage operations that are geographically dispersed, achieve significant penetration in existing and new geographic markets, hire, train and retain qualified employees who can effectively manage and operate its business, and successfully manage the repositioning of its operations.

The Company's foreign operations are subject to various political and economic risks including, but not limited to, the following: political instability, economic instability, currency controls, currency devaluations, exchange rate fluctuations, potentially unstable channels of distribution, increased credit risks, export control laws that might limit the markets the Company can enter, inflation, changes in laws and enforcement policies related to foreign ownership of businesses abroad, foreign tax laws, trade disputes among nations, changes in cost of and access to capital, changes in import/export regulations, including enforcement policies, "gray market" resales, and tariff and freight rates.

In addition to the factors listed above, threats of terrorist attacks in the United States, the U.S. retaliation for these attacks, possible U.S. military action in Iraq, the related decline in consumer confidence and continued economic weakness in the U.S. and throughout the countries in which the Company does business could have a material adverse impact on our business.

The Company's consolidated financial statements and accompanying notes, which include certain business segment and geographic information for the last three fiscal years, can be found in Part IV of this Form 10-K.

Asia-Pacific Region

The Company believes that in the Asia-Pacific Region, primarily in China, demand for wireless communications services has been and should continue to be driven by an unsatisfied demand for basic phone service due to the lack of adequate landline service and limited wireless penetration. The Company believes that wireless systems in this region offer a more attractive alternative to landline systems because wireless systems do not require the substantial amount of time and investment in infrastructure (in the form of buried or overhead cables) associated with landline systems. In addition, declining tariffs and low-end handsets are expected to increase penetration in the future, as a larger proportion of the population will be able to afford to use wireless communication services. According to UBS Warburg, LLC, for the Pacific Rim, total subscribers are estimated to grow from approximately 328 million in 2001 to 676 million by 2005.

In China, according to data provided by the Ministry of Information and Industry of the PRC (the "MII"), the number of subscribers in recent years has increased at a compound annual growth rate of 111%, from approximately 177,000 at the end of 1992 to approximately 145 million at the end of 2001. According to the MII, the number of mobile telephone subscribers in China as of December 31, 2002 was 206.6 million. This growth is expected to continue, with the number of subscribers in China predicted to expand to 285 million by the year 2006, according to Datamonitor. As of December 2002, China had a penetration rate of approximately 16%. Based on these and other factors, as well as the large population base and economic growth in this region, the Company believes that phone users should increasingly use wireless systems, which should continue to create growth opportunities in the region.

In the Asia-Pacific Region, the Company offers wireless handsets and accessories manufactured by Original Equipment Manufacturers ("OEMs"), such as Nokia, Motorola, Sony Ericsson and NEC and aftermarket accessories manufactured by a variety of suppliers. Throughout the region, the Company acts as a wholesale distributor of wireless handsets to large and small volume purchasers.

CellStar (Asia) Corporation Limited ("CellStar Asia"), the oldest of the Company's wholly-owned business units in the region, derives its revenue principally from wholesale sales of wireless handsets to Hong Kong-based companies that export these products.

Shanghai CellStar International Trading Co., Ltd. ("CellStar Shanghai"), a wholly-owned, limited liability foreign trade company established in Shanghai, China, commenced operations in China in 1997 in the Shanghai Waigaiqiao Bonded Zone. CellStar Shanghai purchases wireless handsets locally manufactured by Nokia, Motorola, Sony Ericsson and NEC and wholesales those products to distributors and retailers located throughout China. CellStar Shanghai has also entered into cooperative arrangements with certain local distributors that allow them to establish wholesale and retail operations using CellStar's trademarks. Under the terms of these arrangements, CellStar Shanghai provides services, sales support, training and access to promotional materials for use in these distributors' operations. As a result of these cooperative arrangements, approximately 1,700 retail points of sale in China display the CellStar name and trademarks. In exchange, those distributors agree to purchase only from CellStar Shanghai those products sold by CellStar Shanghai.

CellStar Shanghai currently deals with numerous local distributors, including distributors located in the ten largest metropolitan areas in China. The Company has an extensive distribution network through its sales of products to 26 wholesale distributors located throughout China. The Company has a total of 67 wholesale customers in China. CellStar Shanghai's largest customer, Beijing Fengxing Shi Da, constituted approximately 10% of consolidated revenues for fiscal 2002. CellStar Shanghai is the major supplier for this customer, a wholesale distributor located in northern China. CellStar Shanghai also provides marketing support to this customer in the form of marketing managers and other assistance.

CellStar Shanghai leases warehouse, showroom and office space in the Pudong district of Shanghai, as well as office and warehouse space in both Beijing and Guangzhou.

A substantial amount of revenues in the Asia-Pacific Region are generated in the China market. China is the largest cellular phone market in the world, and the Company anticipates that the China market will continue to expand. However, there can be no assurance that growth in demand in China for mobile communications products will continue at the current pace.

Additionally, carriers in China historically have not subsidized the sale of handsets in connection with activations as is frequently done in the U.S. market. As a result, the China market has begun to shift toward a preference for less expensive handsets as the market begins to mature. Accordingly, the Company's sales of higher-end handsets manufactured by Nokia and Motorola, the Company's largest suppliers for that market, have been negatively impacted by increased competition from manufacturers of low-end handsets. The Company does not currently have supply agreements with manufacturers of low-end handsets; however, the Company is working to increase its product offerings to include such low-end handsets. There can be no assurance that the Company will be able to procure such low-end handsets on favorable terms such that it can effectively compete in this area.

For the year ended November 30, 2002, the five largest customers of the Asia-Pacific Region accounted for approximately 46.6% of the total revenues of the region. The Company's customers in the Asia-Pacific Region are not obligated, pursuant to any contractual commitments or otherwise, to purchase any minimum amount of the products distributed by its subsidiaries in the region. The region's principal competitors are other agents who distribute the same brands of mobile telephones as the Company, and increased sales by these competitors may directly decrease the sales of products carried by the Company's subsidiaries in the Asia-Pacific Region. Further, the Company expects competition to remain strong in the future, especially given the easing of restrictions on foreign entities engaging in wholesale distribution, which is anticipated in connection with China's entry into the World Trade Organization.

In China, operation of the business is materially affected by regulations that limit its methods of operation. A wholly foreign owned trading company such as CellStar Shanghai is not permitted by current laws and regulations to operate as a wholesaler or a retailer in the domestic China market. As a result, the Company's trading activities are currently carried out via government authorized commodities exchanges in the Waigaoqiao Bonded Zone which possess the requisite government licenses to conduct trading activities between enterprises located in the Waigaoqiao Bonded Zone and enterprises located outside that zone. The Company's operations in the PRC are dependent upon the continuation of these trading practices in the Waigaoqiao Bonded Zone. If the central or local PRC governmental authorities decide to reverse this practice, the Company's operations in the PRC may be adversely affected. The telecommunications industry in China is a heavily regulated industry. Under current regulations, foreign investors are restricted from participating in the operation and management of a telecommunications services business in China. Further, the Renminbi, (the "RMB") the currency used in the PRC, is not a freely convertible currency. PRC legal requirements, and the interpretation thereof, are subject to change from time to time. Any failure of the Company to comply with such requirements could harm its business and adversely affect its financial condition and results of operations.

The other countries in the Asia-Pacific Region in which the Company operates include Singapore, Taiwan, The Philippines and Korea. Although the Company's business in the Asia-Pacific Region is predominantly wholesale, retail operations are also conducted in Taiwan. Revenues in Singapore and The Philippines are derived solely from wholesale customers. The Company's operations in Korea consist of a majority-owned (80%) subsidiary set up to locate and purchase product and to develop relationships with local handset manufacturers in the area. In the third quarter of 2002, due to the continuing deterioration in the Malaysia market, the Company completed the divesture of its ownership interest in CellStar Amtel Sdn Bhd ("CellStar Amtel"), a Malaysian joint venture in which the Company was a minority partner.

The following table outlines CellStar's entry into the Asia-Pacific Region for countries in which operations were conducted in fiscal 2002:

Country	Year Entered	Type of Operation (as of November 30, 2002)
Hong Kong	1993	Wholesale
Singapore	1995	Wholesale
The Philippines	1995	Wholesale
Malaysia	1995	Wholesale and Retail (ownership divested in third quarter of 2002)
Taiwan	1995	Wholesale and Retail
People's Republic of China	1997	Wholesale
Korea	2000	Purchasing

At November 30, 2002, the Company sold its products to over 250 wholesale customers in the Asia-Pacific Region, the ten largest of which accounted for approximately 31% of consolidated revenues. The Company offers a broad product mix compatible with digital systems in the Asia-Pacific Region and anticipates that its product offerings will continue to expand with the evolution of new technologies as they become commercially viable.

The Company markets its products to a variety of wholesale purchasers, including retailers, exporters and wireless carriers, through its direct sales force, trade shows, direct advertising, and incentives to retail and wholesale customers. To penetrate local markets in certain countries, the Company has made use of subagent and license relationships.

North American Region

Wireless communications services in the United States were developed as an alternative to conventional landline systems and were among the fastest growing market segments in the communications industry. Growth in subscribers in the United States decreased during 2002 due to the economic slow down and, more generally, due to declining rates of subscriber growth as overall rates of penetration in the wireless industry approach 50%.

The Company offers a broad product mix in the United States, and anticipates that the Company's product offerings will continue to expand with the evolution of new technologies as they become commercially viable. The Company distributes products through direct-to-retailer fulfillment, direct-to-distributor fulfillment and direct-to-consumer fulfillment of both handsets and accessories. The Company also offers value-added fulfillment services such as kitting, programming, one-off shipping, inventory purchasing and warehousing to its customers. In addition, the Company provides private labeling services for handsets and accessories to several major carriers.

The Company offers wireless handsets and accessories manufactured by OEMs, such as Motorola, Nokia, Kyocera and Sony Ericsson, and aftermarket accessories manufactured by a variety of suppliers. The Company's revenues in the North American Region are generated primarily from handset sales. The Company also offers satellite dish technology. The Company's distribution operations and value-added services complement the manufacturer distribution channels by allowing the manufacturers to distribute their products to smaller volume purchasers and retailers.

At November 30, 2002, the Company sold its products to approximately 2,400 customers in the North American Region, the ten largest of which accounted for approximately 14.6% of consolidated revenues.

In the fourth quarter of 2002, the parent of one of the Company's largest customers announced that some of the customer's lenders under its vendor credit facilities had ceased funding new loan requests, that it was in default on certain credit facilities and that it was seeking new sources of financing and a restructuring of its outstanding indebtedness. These events of default provided the customer's credit facility lenders with certain rights under their credit agreements, including the right to declare their existing loans due and payable. Revenues from this customer were less than 10% of the Company's consolidated revenues for fiscal 2002.

In October 2002, the Company entered into an agreement with the customer to convert its current business relationship to a primarily consignment relationship. Although the new business model did not have a significant impact on fiscal 2002 revenues, the Company anticipates that revenues in future periods will decrease as the Company receives fulfillment fees for the services provided pursuant to the agreement instead of product revenues. The future impact on net income is dependent upon the volume of fulfillment activity and the amount of fulfillment fees received compared to the historical gross margin on product sales. There can be no assurance that fulfillment fees under the new agreement will equal historical gross margin. By converting to a primarily consignment relationship, the Company has reduced its accounts receivable exposure. The Company has also reduced working capital requirements since the Company will not be required to purchase and hold inventory for that segment of the business relationship. The agreement expired on January 31, 2003 but has been extended through February 28, 2003. The Company expects to extend the current agreement, with certain modifications, until March 31, 2003. During this extension, the Company intends to negotiate a new agreement with this customer. There can be no assurance the agreement will be renewed or that the customer will maintain similar volumes of business in the future. The Company expects a decline in volume for fiscal 2003 which could have a material adverse impact on the Company's financial results.

The Company continues to develop and enhance the functionality of its OrderStar® and netXtreme(SM) programs. These programs are proprietary, Internet-based order entry and supply-chain services software and systems designed to assist customers in the submission and tracking of orders and to allow customers to analyze their business activities with CellStar through the creation of customized reports. The OrderStar® system was officially launched in March of 2002 and replaced the existing AOS On-Line system. New and existing customers began migrating to the OrderStar® system thereafter, and the migration was completed in the fourth quarter of 2002. The OrderStar® system enhances the CellStar customer experience by offering faster product navigation and streamlined checkout procedures, private labeling capabilities, and marketing and advertising opportunities. Together, the OrderStar® and netXtreme systems greatly enhance a customer's ability to actively manage inventories and reduce supply-chain delays while reducing the cost to CellStar of fulfilling their orders. Today, nearly 80% of all orders CellStar receives in the U.S. are in electronic form via the OrderStar® or netXtreme systems or electronic data interchange (EDI). In addition, the Company assists customers in developing e-commerce platforms and solutions designed to enhance sales and reduce product delivery and activation delays.

Although the Company's business in the North American Region is primarily generated from wholesale revenues, as of November 30, 2002, the Company operated two retail locations in the United States—one in Austin, Texas, and one in Houston, Texas. The Company's activation agreements with wireless carriers for these locations expire in the third quarter of 2003. There can be no assurance that these agreements will be renewed. The Company uses several marketing strategies throughout the North American Region, including trade shows, trade magazine advertising, direct mail, e-marketing, and distributing product catalogs and service and program brochures.

Latin American Region

As in the Asia-Pacific Region, the Company believes that demand for wireless communications services in the Latin American Region has been and should continue to be driven by an unsatisfied demand for basic phone service due to the lack of adequate landline service and limited wireless penetration. The Company believes that wireless systems in this region offer a more attractive alternative to landline systems because wireless systems do not require the substantial amount of time and investment in infrastructure (in the form of buried or overhead cables) associated with landline systems. However, political and economic instability in the region in recent years in certain of the countries in which the Company operates has caused the Company to formulate a strategy to reposition its operations in those areas.

In the second quarter of 2002, as a result of economic instability and continued economic decline, the Company decided as part of its plan to reposition its operations that it would exit Peru and Argentina as soon as practicable. The economic climate in Peru and Argentina, coupled with the small scale of the Company's operations in those countries, provided little upside and significant risk. During the third quarter of 2002, the Company completed its divestitures of its Peru and Argentina operations to local management. In addition, the Company has completed the evaluation of the balance of its Latin American markets, excluding Mexico and Miami. The Company has decided to continue its operation in Chile as this operation is expected to continue to be profitable and to generate cash. To reduce its in-country exposure in Colombia, the Company is negotiating with its major carrier customer in Colombia to shift the carrier customer's business to the Company's Miami export operations.

In the Latin American Region, CellStar offers wireless communications handsets, related accessories and other wireless products manufactured by OEMs, such as Motorola, Samsung, Kyocera, Nokia and Sony Ericsson, and aftermarket accessories manufactured by a variety of suppliers to carriers, mass merchandisers and other retailers. The Company, through its Miami, Florida operations, acts as a wholesale distributor of wireless communications products in the Latin American Region to large volume purchasers, such as wireless carriers, as well as to smaller volume purchasers. As a result, the Company's Miami operations are included in the Latin American Region.

Consistent with the change in historical accounting treatment for undistributed earnings in the Asia-Pacific Region, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

Although the Company's business in the Latin American Region is predominantly wholesale and value-added fulfillment services, the Company conducts retail operations in all countries in which it operates in this region, with the exception of the Miami operations. At November 30, 2002, CellStar operated 94 retail locations (including kiosks) in the Latin American Region, 36 of which are located in Chile, 36 of which are located in Colombia, and 22 of which are located in Mexico. Historically, the Company has acted primarily through wholly-owned subsidiaries in each of the countries in this region.

The following table outlines CellStar's entry into the Latin American Region for countries in which operations were conducted in fiscal 2002:

Country	Year Entered	Type of Operation (as of November 30, 2002)
Mexico	1991	Wholesale and Retail
Chile	1993	Wholesale and Retail
Colombia	1994	Wholesale and Retail
Argentina	1995	Wholesale and Retail (Divested in third quarter of 2002)
Peru	1998	Wholesale and Retail (Divested in third quarter of 2002)

The Company's Mexico operations derive their revenues primarily from wholesale purchasers and activation of handsets. The Company's operations in Mexico account for approximately 60%, 61%, and 54% of the Latin America Region's revenues in 2000, 2001, and 2002, respectively. Over the last three years, the operations in Mexico have recognized operating gains (losses) of $15.4 million, ($9.8) million, and ($11.5) million in 2000, 2001, and 2002, respectively. The Company believes growth and profit potential exist in the Mexico market due to the size of this market as well as the relationships being built between the carriers and the Company.

As of November 30, 2002, the Company sold its products to over 700 wholesale customers, including subagents, in the Latin American Region, excluding Argentina and Peru. The ten largest customers accounted for approximately 9.3% of the Company's consolidated revenues in fiscal 2002. The Company offers a broad product mix in the Latin American Region, including products that are compatible with both digital and analog systems, and anticipates that its product offerings will continue to expand in the countries in which the Company continues to operate with the evolution of new technologies as such products become commercially viable.

The Company markets its products through trade shows, trade magazines, direct sales and advertising. The Company uses direct mailings and newspapers to promote its retail operations. To penetrate local markets, the Company has made use of subagent relationships in certain countries.

European Region

The Company acts as a wholesale distributor of wireless communications products in the European Region to large volume purchasers, such as wireless carriers and retailers, as well as to smaller volume purchasers. The Company uses distribution facilities in Stockholm, Sweden and s'Hertogenbosch, The Netherlands, to serve customers in the European Region. In the European Region, the Company offers wireless communications handsets, related accessories and other wireless products manufactured by its primary suppliers, Nokia and Sony Ericsson, and aftermarket accessories manufactured by a variety of suppliers to carriers, mass merchandisers and other retailers.

In April 2000, the Company curtailed a significant portion of its U.K. international trading operations following third party theft and fraud losses. Trading in wireless handsets involves the purchase of wireless handsets from sources other than the manufacturers or network operators (i.e., trading companies) and the sale of those handsets to other trading companies. The curtailment in the Company's trading activities had a significant impact on revenues and profit for its U.K. operations and on the European Region as a whole for fiscal 2001. The Company decided, in the second quarter of 2002, to exit the U.K. as soon as practicable. The Company determined that improving its position in the U.K. would require substantial investment in that market, which the Company was not willing to make. As of August 31, 2002, the Company's operations in the U.K. were closed except for certain administrative matters.

In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. In addition, as part of the Company's overall plan to reposition its operations, the Company has completed the evaluation of its operations in Sweden and will explore opportunities to sell these operations.

Consistent with the change in historical accounting treatment for undistributed earnings in the Asia-Pacific Region, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

Although the Company's business in the European Region is predominantly wholesale, the Company has one retail location in The Netherlands. The Company has historically acted through wholly-owned subsidiaries in each of the countries in this region. The following table outlines the Company's entry into the European Region for countries in which operations were conducted in fiscal 2002:

Country	Year Entered	Type of Operation (as of November 30, 2002)
United Kingdom	1996	Wholesale (Closed as of August 31, 2002)
Sweden	1998	Wholesale
The Netherlands	1999	Wholesale and Retail

As of November 30, 2002, the Company sold its products to over 1,700 wholesale customers in the European Region, excluding the U.K., the ten largest of which accounted for approximately 2.5% of consolidated revenues. The Company offers a broad product mix compatible with digital systems in the European Region. The Company markets its products through direct sales, trade shows, custom catalogues and advertising.

Executive Officers of the Registrant

The following table sets forth certain information concerning the executive officers of the Company as of November 30, 2002:

Terry S. Parker	57	Chief Executive Officer
A.S. Horng	45	Chairman, Chief Executive Officer and General Manager of CellStar (Asia) Corporation Limited
Robert A. Kaiser	49	Senior Vice President, Chief Financial Officer and Treasurer
Lawrence King	37	President and Chief Operating Officer of the Asia-Pacific Region
Elaine Flud Rodriguez	46	Senior Vice President, General Counsel and Secretary
Raymond L. Durham	40	Vice President and Corporate Controller

Terry S. Parker has served as Chief Executive Officer of the Company since July 2001, as a director of the Company since March 1995 and as President and Chief Operating Officer of the Company from March 1995 through July 1996. Mr. Parker served as Senior Vice President of GTE Corporation and President of GTE's Personal Communications Services, GTE's wireless division, from October 1993 until he joined the Company. From 1991 to 1993, Mr. Parker served as President of GTE Telecommunications Products and Services. Before 1991, Mr. Parker served as President of GTE Mobile Communications. Mr. Parker serves as an officer of the Company pursuant to his employment agreement.

A.S. Horng has served as Chairman of CellStar Asia since January 1998 and has also served as Chief Executive Officer of CellStar Asia since April 1997 and General Manager since 1993. From April 1997 until January 1998, Mr. Horng served as Vice Chairman of CellStar Asia, and from April 1997 until October 1997, Mr. Horng served as President of CellStar Asia. From 1991 to 1993, Mr. Horng was President of C-Mart USA Corporation, a distributor and manufacturer of aftermarket wireless phone accessory products. Mr. Horng serves the Company pursuant to his employment agreement.

Robert A. Kaiser has served as Senior Vice President, Chief Financial Officer and Treasurer since December 2001. Prior to joining CellStar, Mr. Kaiser served as President and Chief Executive Officer of MobileStar Network Corporation, a provider of broadband wireless Internet access, from May 2001 to December 2001. Prior to joining MobileStar, Mr. Kaiser served as Chief Executive Officer of WorldCom Broadband Solutions Group from August 2000 to May 2001. Mr. Kaiser served as Chief Executive Officer and Chief Financial Officer of SkyTel from January 2000 to August 2000 and as Chief Financial Officer from August 1996 to December 1999. Mr. Kaiser served as Chief Financial Officer of Southwestern Bell's Mobile Systems from March 1987 to August 1996. Mr. Kaiser serves as an officer of the Company pursuant to his employment agreement.

Lawrence King has served as President and Chief Operating Officer of the Asia-Pacific Region since April 2000. Previously, Mr. King served as Vice President of Operations for CellStar Asia, since February 1998. Mr. King joined the Company in 1994. Prior to joining the Company, Mr. King was the General Manager and co-founder of GloMax Inc.

Elaine Flud Rodriguez has been Senior Vice President, General Counsel and Secretary since January 2000. Previously, Ms. Rodriguez served as Vice President, General Counsel and Secretary since joining the Company in October 1993. From October 1991 to August 1993, she was General Counsel and Secretary of Zoecon Corporation, a pesticide manufacturer and distributor owned by Sandoz Ltd. Prior thereto, she was engaged in the private practice of law with Atlas & Hall and Akin, Gump, Strauss, Hauer & Feld. Ms. Rodriguez is licensed to practice law in the states of Texas and Louisiana. Ms. Rodriguez serves as an officer of the Company pursuant to her employment agreement.

Raymond L. Durham has served as Vice President and Corporate Controller since February 2001, Corporate Controller from November 1999 until January 2001, and acting Corporate Controller from July 1999 until November 1999. From March 1997 until July 1999, Mr. Durham served as Director of Audit Services for the Company. Prior to joining the Company, he was with KPMG LLP, an international independent accounting firm, from 1986 until 1997 where he held several positions including Audit Senior Manager from 1990 until 1997. Mr. Durham is a certified public accountant.

The Company's success is dependent on the efforts of its executive officers and key employees including Terry S. Parker, Chief Executive Officer, and A.S. Horng, the Chairman, Chief Executive Officer and General Manager of CellStar Asia. The Asia-Pacific Region was responsible for approximately 51% of the Company's revenues for fiscal 2002. If Mr. Horng were to depart as Chief Executive Officer of CellStar Asia, the Company's operations in the Asia-Pacific Region could be materially adversely affected. Although the Company has entered into employment agreements with these officers and several other officers and key employees, there can be no assurance that the Company will be able to retain their services.

The Company does not maintain key man insurance on the life of any officer of the Company. The loss or interruption of the continued full-time service of the Company's executive officers and key employees could have a material adverse impact on the Company's business. To support its continued growth, the Company must effectively recruit, develop and retain additional qualified management. The inability of the Company to attract and retain such necessary personnel could also have a material adverse effect on the Company.

Market for the Company's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "CLST." The following table sets forth, on a per share basis for the periods indicated, the high and low closing sale prices for the common stock as reported by Nasdaq (adjusted for the effect of the one-for-five reverse stock split effective on February 22, 2002).

	High	Low
Fiscal Year ended November 30, 2002		
Quarter Ended:		
February 28, 2002	$ 4.80	3.00
May 31, 2002	4.90	3.23
August 31, 2002	4.22	3.05
November 30, 2002	4.80	2.62
Fiscal Year ended November 30, 2001		
Quarter Ended:		
February 28, 2001	$10.63	5.63
May 31, 2001	10.60	4.69
August 31, 2001	12.90	6.50
November 30, 2001	6.65	3.80

As of February 20, 2003, there were 148 stockholders of record, although the Company believes that the number of beneficial owners is significantly greater because a large number of shares are held of record by CEDE & Co.

The Company has never declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings to finance its business and does not anticipate paying cash dividends on the common stock in the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and any restrictions under the Company's credit agreements existing from time to time, as well as other factors the Board of Directors may deem relevant. The Company's current revolving credit facility and 12% senior subordinated notes restrict the payment of dividends by the Company to its stockholders. There can be no assurance that the Company will pay any dividends in the future.

Selected Consolidated Financial Data

The financial data presented below, as of and for each of the years in the five-year period ended November 30, 2002, were derived from the Company's audited financial statements. The selected consolidated financial data should be read in conjunction with " Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and notes thereto, included elsewhere herein.

	Year Ended November 30,				
	2002(3)(9)	2001(4)(9)	2000(5)(9)	1999(6)(7)	1998(8)
	(In thousands, except per share data and operating data)				
Statements of Operations Data:					
Revenues	$2,196,614	2,433,803	2,475,682	2,333,805	1,995,850
Cost of sales	2,065,806	2,297,977	2,364,197	2,140,375	1,823,075
Gross profit	130,808	135,826	111,485	193,430	172,775
Operating expenses:					
Selling, general and administrative expenses	112,652	113,785	169,232	111,613	116,747
Impairment of assets	3,655	—	12,339	5,480	—
Severance and exit charges	2,566	—	—	—	—
Lawsuit settlement	—	—	—	—	7,577
Separation agreement	—	5,680	—	—	—
Restructuring charge (credit)	—	750	(157)	3,639	—
Operating income (loss):	11,935	15,611	(69,929)	72,698	48,451
Other income (expense):					
Interest expense	(7,564)	(15,383)	(19,113)	(19,027)	(14,446)
Equity in income (loss) of affiliated companies, net	—	(858)	(1,805)	31,933	(28,448)
Gain on sale of assets	—	933	6,200	8,774	—
Impairment of investment	(125)	(2,215)	—	—	—
Other, net	1,947	5,288	932	(1,876)	1,389
Total other income (expense)	(5,742)	(12,235)	(13,786)	19,804	(41,505)
Income (loss) before income taxes and extraordinary gain (loss)	6,193	3,376	(83,715)	92,502	6,946
Provision (benefit) for income taxes	47,131	2,200	(20,756)	23,415	(7,418)
Income (loss) before extraordinary gain (loss)	(40,938)	1,176	(62,959)	69,087	14,364
Extraordinary gain (loss) on early extinguishment of debt, net of tax	11,014	(626)	—	—	—
Net income (loss)	$ (29,924)	550	(62,959)	69,087	14,364
Net income (loss) per share:					
Basic:					
Income (loss) before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)	5.78	1.22
Extraordinary gain (loss) on early extinguishment of debt, net of tax	0.90	(0.05)	—	—	—
Net income (loss)	$ (2.44)	0.05	(5.24)	5.78	1.22
Diluted:					
Income (loss) before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)	5.61	1.18
Extraordinary gain (loss) on early extinguishment of debt, net of tax	0.90	(0.05)	—	—	—
Net income (loss)	$ (2.44)	0.05	(5.24)	5.61	1.18
Weighted average number of shares:(1)(2)					
Basic	12,268	12,028	12,026	11,952	11,773
Diluted	12,268	12,029	12,026	13,118	12,131
Operating Data:					
International revenues, including export sales, as a percentage of revenue	74.6%	76.2	79.8	83.8	76.3

	At November 30,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance Sheet Data:					
Working capital	$141,854	116,892	264,380	332,841	259,923
Total assets	515,591	646,070	858,824	706,438	775,525
Notes payable and current portion of long-term debt	53,347	202,644	127,128	50,609	85,023
Long-term debt, less current portion	12,374	—	150,000	150,000	150,000
Stockholders' equity	194,331	184,210	185,583	250,524	177,791

(1) Common stock amounts have been retroactively adjusted to give effect to the one-for-five reverse stock split effective February 22, 2002, and a two-for-one stock split, which was made in the form of a stock dividend distributed on June 23, 1998.

(2) On February 20, 2002, the Company issued, in an exchange offer, $39.1 million in 5% senior subordinated convertible notes which were converted into 7.8 million shares of common stock as of November 30, 2002 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources").

(3) In the second quarter of 2002 the Company decided, as part of its plan to reposition its operations, to exit the U.K., Peru, and Argentina markets as soon as practicable. The Company recorded a net charge for the year ended November 30, 2002 of $6.7 million related to this decision. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations—Repositioning of Operations."

(4) On July 6, 2001 the Company announced that Alan H. Goldfield had retired effective immediately from the position of Chairman and Chief Executive Officer and recorded an expense of $5.7 million related to the separation agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2002 Compared to Fiscal 2001—Separation Agreement."

(5) For the year ended November 30, 2000, the Company recorded a $12.3 million charge for impairment of assets primarily related to its operations in Venezuela and Peru. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2001 Compared to Fiscal 2000—Impairment of Assets."

(6) In the fourth quarter of 1999, based on the market conditions in Poland, the Company decided to sell its operations in Poland. The sale was completed in 2000 resulting in a gain of $0.2 million. The Company recorded an impairment charge of $5.5 million, including a $4.5 million writedown of goodwill to reduce the carrying value of the assets of the operations in Poland to their estimated fair value. Revenues for the operations in Poland were $2.2 million, $7.4 million and $9.9 million for the years ended November 30, 2000, 1999, and 1998, respectively.

(7) As part of the Company's strategy to streamline its organizational structure, beginning in the second quarter of 1999 the Company reorganized and consolidated the management of the Company's Latin American and North American Regions and centralized the management in the Company's Asia-Pacific Region. As a result, the consolidated statement of operations for the year ended November 30, 1999, includes a charge of $3.6 million related to the reorganization. Of the total costs, $0.8 million consisted of non-cash outlays and the remaining $2.8 million consisted of cash outlays, which were paid in full by November 30, 2000. The components of the restructuring charge were as follows (in thousands):

Employee termination costs	$2,373
Write-down of assets	760
Other	506
	$3,639

(8) During the period from May 14, 1996 through July 22, 1996, four separate purported class action lawsuits were filed in the United States District Court, Northern District of Texas, Dallas Division, against the Company, certain of the Company's current and former officers, directors and employees. The four lawsuits were consolidated, and the State of Wisconsin Investment Board was appointed lead plaintiff in the consolidated action. On November 19, 1998, the Company entered into a Stipulation of Settlement that resolved all claims pending in the suit. The settlement was approved by the Court on January 25, 1999, and all remaining claims were dismissed.

(9) Effective December 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets." Pursuant to the provisions of Statement No. 142, the Company stopped amortizing goodwill as of December 1, 2002.

The following table shows the Company's 2002, 2001, and 2000 results adjusted to exclude amortization expense related to goodwill (in thousands, except per share data):

	Year Ended November 30,		
	2002	2001	2000
Income (loss) before extraordinary gain (loss)—as reported	$(40,938)	1,176	(62,959)
Goodwill amortization	1,513	1,455	1,773
Income (loss) before before extraordinary gain (loss)—as adjusted	$(39,425)	2,631	(61,186)
Net income (loss)—as reported	$(29,924)	550	(62,959)
Goodwill amortization	1,513	1,455	1,773
Net income (loss)—as adjusted	$(28,411)	2,005	(61,186)
Basic per share:			
Income (loss) before before extraordinary gain (loss)—as reported	$ (3.34)	0.10	(5.24)
Goodwill amortization	0.13	0.12	0.15
Income (loss) before before extraordinary gain (loss)—as adjusted	$ (3.21)	0.22	(5.09)
Net income (loss)—as reported	$ (2.44)	0.05	(5.24)
Goodwill amortization	0.12	0.12	0.15
Net income (loss)—as adjusted	$ (2.32)	0.17	(5.09)
Diluted per share:			
Income (loss) before before extraordinary gain (loss)—as reported	$ (3.34)	0.10	(5.24)
Goodwill amortization	0.13	0.12	0.15
Income (loss) before before extraordinary gain (loss)—as adjusted	$ (3.21)	0.22	(5.09)
Net income (loss)—as reported	$ (2.44)	0.05	(5.24)
Goodwill amortization	0.12	0.12	0.15
Net income (loss)—as adjusted	$ (2.32)	0.17	(5.09)
Weighted average common shares outstanding:			
Basic	12,268	12,028	12,026
Diluted	12,268	12,029	12,026

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

CellStar is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in the Asia-Pacific, North America, Latin America, and European Regions. The Company facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. The Company also provides activation services in some of its markets that generate new subscribers for wireless carriers. The Company's revenues have decreased from $2,433.8 million in 2001 to $2,196.6 million in 2002. The decrease in revenues is primarily due to several factors: a) a decrease in the Company's Hong Kong operations of $134.0 million primarily due to an increase in the availability in China of in-country manufactured products causing sales to the Company's Hong Kong based customers to decrease, b) a decrease in revenues of $49.9 million from decreased sales to the Company's largest carrier customer in the Company's Mexico operations, and c) a decrease of $77.0 million from operations which the Company has divested or closed. The Company experienced an improvement in gross profit to 5.9% of revenues in 2002 from 5.6% of revenues in 2001, primarily as a result of additional incentives received from manufacturers in 2002 and changes in the Company's geographic mix of revenues. Selling, general and administrative expenses were $112.7 million in 2002 compared to $113.8 million in 2001. Interest expense decreased to $7.6 million in 2002 from $15.4 million in 2001 primarily as a result of the completion of the Company's exchange offer on February 20, 2002. The Company had tax expense of $47.1 million in 2002 compared to $2.2 million in 2001. The increase in tax expense is primarily a result of the Company providing for taxes of $42.2 million on the undistributed earnings in the Asia-Pacific Region which were previously considered to be permanently reinvested. The Company had a loss before extraordinary items of $40.9 million, or $3.34 per diluted share, in 2002 compared to income of $1.2 million, or $0.10 per diluted share in 2001.

Asia-Pacific

The Company believes that the intrinsic value of its Asia-Pacific Region is not currently reflected in the market price of the Company's common stock. As a result, the Company engaged UBS Warburg to assist it in evaluating transactions that could result in recognizing the value that it believes is locked up in the Asia-Pacific Region. Those evaluations have focused on a number of possible transactions including a possible initial public offering of all or a portion of the Asia-Pacific Region operations, a sale to outside investors or a management buyout. Based on these evaluations, the Company has decided to pursue an initial public offering of its Greater China Operations on an exchange in Asia. Although the Company intends to pursue the transaction that it believes will be most favorable to the Company, there are a number of steps to be completed before there is such a transaction. Accordingly, there can be no assurance of the timing of the transaction or that any transaction will occur.

As a result of such evaluation process, however, the Company is now required by GAAP to effect a change in its historical accounting treatment for the undistributed earnings of its Asia-Pacific Region subsidiaries. Prior to the fourth quarter of 2002, the Company did not accrue for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings have been reinvested and, in the opinion of management, would continue to be reinvested indefinitely. (See Note (7) of the Notes to Consolidated Financial Statements for CellStar Corporation contained in the Form 10-K for fiscal year ended November 30, 2001, filed with the Securities and Exchange Commission on February 28, 2002.) Accordingly, there was no liability recorded for such potential U.S. Federal income taxes. As a result of the progress in the fourth quarter of 2002 in evaluating the strategic options with regard to its Asia-Pacific Region, it was determined that the Company is now required by GAAP to account for the earnings in its Asia-Pacific Region as not being permanently reinvested since the Company has manifested its intent to pursue possible transactions designed to allow the Company to withdraw and return to the U.S. some or all of the value of those operations. Accordingly, in the quarter ended November 30, 2002, the Company was required to accrue U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region of approximately $42.2 million.

No U.S. Federal income taxes on the undistributed earnings will be payable until such earnings are actually remitted back to the U.S. in the form of dividends or, in the case of a completed transaction such as those discussed above, sale proceeds. As of November 30, 2002, the Company has net operating loss carryforwards in the U.S. of approximately $70.4 million, a significant portion of which the Company believes it will be able to utilize to offset the taxes payable in the event that a transaction is completed. The Company therefore does not expect that the impact of the payment of any taxes associated with any such transaction will significantly impact the cash position of the Company at the time of such payment. Furthermore, the Company will have cash proceeds from any such transaction to fund the actual payment of such taxes. As a result of the accrual in the quarter ended November 30, 2002, of U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region, the Company will not recognize tax expense in future periods for financial statement purposes on any such future transaction up to the amount of the tax recognized on the undistributed earnings.

Repositioning of Operations

In the second quarter of 2002, the Company decided as part of its plan to reposition its operations that it would exit the U.K., Peru and Argentina as soon as practicable, as well as address the balance of its European and Latin American markets, excluding Mexico and Miami. As a result of the decision to exit the U.K., Peru and Argentina, the Company recorded a net charge of $10.0 million for the three months ended May 31, 2002. During the third quarter of 2002, the Company completed its divestitures of its Peru and Argentina operations to local management at approximately book value and closed the U.K. operations, except for certain administrative matters. In the third and fourth quarters of 2002, the Company reversed $3.3 million of the allowances related to the exit charge for the U.K. operations. The following table summarizes the income statement classification of the charge (in thousands):

	Three months ended May 31, 2002	Reversal of allowances	Net charge
Cost of sales	$ 2,256	(1,131)	1,125
Selling, general and administrative	1,691	(588)	1,103
Impairment of assets	3,655	—	3,655
Severance and exit charges	2,566	—	2,566
Total charge	10,168	(1,719)	8,449
Tax benefit	(184)	(1,541)	(1,725)
Net charge	$ 9,984	(3,260)	6,724

In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. In addition, the Company has completed the evaluations of the balance of its Latin American markets, excluding Mexico and Miami, as well as its Sweden operations. The Company has decided to keep its operations in Chile, to negotiate with its major carrier customer in Colombia to shift its business from CellStar's operation in Colombia to Miami, and to explore sale opportunities for its operations in Sweden.

Consistent with the change in historical accounting treatment for undistributed earnings discussed above, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

Subordinated Notes

On February 20, 2002 the Company completed its exchange offer for its $150 million 5% convertible subordinated notes due October 2002. Holders owning $128.6 million of existing convertible subordinated notes exchanged them for $47.2 million in cash, $12.4 million of new 12% senior subordinated notes due January

2007, and $39.1 million of new 5% senior subordinated convertible notes due November 2002. The Company recognized an extraordinary gain of $11.0 million after-tax in 2002 as a result of the exchange. Between February 20, 2002 and July 29, 2002, the Company purchased for a combination of cash and its common stock, $4.5 million of its 5% convertible subordinated notes. The Company retired the remaining $16.9 million of 5% convertible subordinated notes not tendered in the exchange at maturity. As of November 30, 2002, the $39.1 million of senior subordinated convertible notes have been converted into 7.8 million shares of common stock.

Other

The Company derives substantially all revenues from net product sales, which includes sales of handsets and other wireless communications products. The Company also derives revenues from value-added services, including activations, residual income, and prepaid wireless services. Value-added service revenues include fulfillment service fees, handling fees and assembly revenues. Activation income includes commissions paid by a wireless carrier to the Company when a customer initially subscribes for the carrier's wireless service through the Company. Residual income includes payments received from carriers based on the wireless handset usage by a customer activated by the Company.

Special Cautionary Notice Regarding Forward-Looking Statements

Certain of the matters discussed under the captions "Business," "Properties," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report may constitute "forward-looking" statements for purposes of the Securities Act of 1933, as amended, and the Exchange Act and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, the words "anticipates," "estimates," "believes," "continues," "expects," "intends," "may," "might," "could," "should," and similar expressions are intended to be among the statements that identify forward-looking statements. Statements of various factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations ("Cautionary Statements"), are disclosed in this report, including, without limitation, those statements made in conjunction with the forward-looking statements included under the captions identified above and otherwise herein. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

Results of Operations

The following table sets forth certain consolidated statements of operations data for the Company expressed as a percentage of revenues for the past three fiscal years:

	2002	2001	2000
Revenues	100.0%	100.0	100.0
Cost of sales	94.1	94.4	95.5
Gross profit	5.9	5.6	4.5
Selling, general and administrative expenses	5.1	4.7	6.8
Impairment of assets	0.2	—	0.5
Severance and exit charges	0.1	—	—
Separation agreement	—	0.3	—
Restructuring charge (credit)	—	—	—
Operating income (loss)	0.5	0.6	(2.8)
Other income (expense):			
Interest expense	(0.4)	(0.6)	(0.8)
Equity in loss of affiliated companies	—	—	(0.1)
Gain on sale of assets	—	—	0.3
Impairment of investment	—	(0.1)	—
Other, net	0.1	0.2	—
Total other income (expense)	(0.3)	(0.5)	(0.6)
Income (loss) before income taxes and extraordinary gain (loss)	0.2	0.1	(3.4)
Provision (benefit) for income taxes	2.1	0.1	(0.9)
Income (loss) before extraordinary gain (loss)	(1.9)	—	(2.5)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	0.5	—	—
Net income (loss)	(1.4)%	—	(2.5)

The amount of revenues and the approximate percentages of revenues attributable to the Company's operations by region for the past three fiscal years are shown below:

	2002		2001		2000	
	(in thousands, except percentages)					
Asia-Pacific Region	$1,115,499	50.8%	1,213,454	49.9	1,024,762	41.4
North American Region	558,173	25.4	578,612	23.7	499,171	20.2
Latin America Region	341,632	15.6	411,079	16.9	636,354	25.7
European Region	181,310	8.2	230,658	9.5	315,395	12.7
Total	$2,196,614	100.0%	2,433,803	100.0	2,475,682	100.0

Revenues from the Company's Miami operations have been classified as Latin American Region revenues as these revenues are primarily exports to Latin American countries, either by the Company or by exporter customers.

Fiscal 2002 Compared to Fiscal 2001

Revenues. The Company's revenues decreased $237.2 million from $2,433.8 million to $2,196.6 million. The Company sold 13.5 million handsets in the fiscal year ended November 30, 2002 compared to 13.7 million in 2001. The average selling price of handsets in 2002 was $148 compared to $160 in 2001.

Revenues in the Asia-Pacific Region decreased $98.0 million, or 8.1%, from $1,213.5 million to $1,115.5 million. The Company's operations in the PRC provided $882.0 million in revenues, an increase of

$5.3 million, or 0.6%, from $876.7 million. In the first two quarters of 2002, growth in the PRC was driven by increased market penetration. Revenues for the Company's PRC operations for the first six months of 2002 were $531.9 million compared to $435.3 million in the first six months of 2001. In the second half of 2002, the Company's PRC operations saw a decline in revenues from $441.4 million in 2001 to $350.1 million in 2002 primarily due to increased market competition from local manufacturers and the increased demand for low-end handsets. The Company's revenues in the PRC have historically been from the sale of handsets supplied by Nokia and Motorola.

In the second half of 2002, Nokia and Motorola lost market share to the local Chinese manufacturers as the local manufacturers had more low priced handsets. Local Chinese manufacturers now have an estimated 30 percent market share. The Company's revenues in future periods will be significantly impacted by its ability to obtain low priced handsets from its current suppliers or from new suppliers. Historically, carriers in China have not subsidized the sale of handsets in connection with activations as is frequently done in the U.S. market. As the Chinese market shifts toward less expensive handsets, the Company's sales of higher-end handsets have been negatively impacted. The Company does not currently have supply agreements with manufacturers of low-end handsets, however, the Company is working to increase its product offerings to include such low-end handsets. There can be no assurance that the Company will be able to procure such low-end handsets on favorable terms such that it can effectively compete in this area.

Revenues from the Company's operations in Hong Kong decreased from $172.9 million to $38.9 million. As the availability in China of in-country manufactured product has increased, sales to the Company's Hong Kong-based customers that ship products to the remainder of China have decreased. Additionally, the Company's primary supplier in Hong Kong has significantly reduced the supply of product available in Hong Kong to encourage the purchase in China of the supplier's in-country manufactured product. Revenues from the Company's operations in Singapore increased $48.8 million to $139.2 million, or 54.0%, due to carrier promotions and increased sales to customers in the India, Malaysia, and Middle Eastern markets. Revenues from the Taiwan operations were $30.0 million, compared to $29.2 million in 2001. The Company's supplier base in Taiwan is limited, and there were no compelling new products from its major supplier. The Company's operations in Taiwan were also affected by the high market penetration rate. Revenues in The Philippines declined from $44.1 million to $25.1 million, primarily due to a large customer purchasing directly from the manufacturer.

North American Region revenues were $558.2 million, a decrease of $20.4 million compared to $578.6 million in 2001. The decrease in North America was primarily due to a $27.0 million decrease in product sales to a major U.S. account which was converted in the first quarter of 2001 to a consignment model with fulfillment fees. The decline was partially offset by growth due to promotions and new products.

In the fourth quarter of 2002, the parent of one of the Company's largest customers announced that some of the customer's lenders under its vendor credit facilities had ceased funding new loan requests, that it was in default on certain credit facilities and that it was seeking new sources of financing and a restructuring of its outstanding indebtedness. These events of default provided the customer's credit facility lenders with certain rights under their credit agreements, including the right to declare their existing loans due and payable. Revenues from this customer were less than 10% of the Company's consolidated revenues for fiscal 2002.

In October of 2002, the Company entered into an agreement with the customer to convert its current business relationship to a primarily consignment relationship. Although the new business model did not have a significant impact on fiscal 2002 revenues, the Company anticipates that revenues in future periods will decrease as the Company receives fulfillment fees for the services provided pursuant to the agreement instead of product revenues. The future impact on net income is dependent upon the volume of fulfillment activity and the amount of fulfillment fees received compared to the gross margin on product sales. There can be no assurance that fulfillment fees under the new agreement will equal historical gross profit. By converting to a primarily consignment relationship, the Company has reduced its accounts receivable exposure. The Company has also reduced working capital requirements since the Company will not be required to purchase and hold inventory for that segment of the business relationship. The agreement expired on January 31, 2003 but has been extended through February 28, 2003. The Company expects to extend the current agreement, with certain modifications, until March 31, 2003. During this extension, the Company intends to negotiate a new agreement with this customer. There can be no assurance the agreement will be renewed or that the customer will maintain similar volumes of business in the future. The Company expects a decline in volume for fiscal 2003 which could have a material adverse impact on the Company's financial results.

The Company's operations in the Latin America Region provided $341.6 million of revenues, compared to $411.1 million in 2001, a $69.5 million decrease. Revenues in Mexico, the region's largest revenue contributor, were $185.6 million compared to $250.3 million in 2001 due primarily to a decrease of $49.9 million in sales to the Company's largest carrier customer in Mexico due to increased market competition. Revenues from the Company's Miami export operations were $55.2 million compared to $55.0 million a year ago. Revenues from the Company's Colombia operations were $78.6 million in 2002 and $72.3 million in 2001. As part of the Company's overall plan to reposition its operations and to reduce its in-country exposure in Colombia, the Company is negotiating with its major carrier customer in Colombia to shift the Company's business with the carrier to the Company's Miami export operation. Revenues from the Company's primarily service operations in Chile were $5.7 million in 2002 and $3.8 million in 2001. Combined revenues for the Company's operations in Argentina and Peru, which were divested in the third quarter of 2002, were $16.5 million in 2002 and $28.4 million in 2001. Revenues from the Company's Venezuela operations, which were sold in December 2000, were $1.2 million in 2001.

The Company's European Region operations recorded revenues of $181.3 million, a decrease of $49.4 million, from $230.7 million in 2001. Revenues from the Company's U.K. operations, which were closed in the third quarter of 2002, were $47.5 million in 2002 and $111.4 million in 2001. The Company's Sweden operations decreased $3.6 million from $86.7 million in 2001 to $83.1 million in 2002. Revenues from the Company's Netherlands operations were $50.7 million in 2002 compared to $32.5 million in 2001, an increase of $18.2 million. This increase is being driven by the addition of new customers as well as increased sales to existing customers. The handset market in Europe is highly penetrated and is increasingly driven by replacement sales. Replacement sales have been depressed due to delays in the rollout and acceptance of new handset technologies and services. In January, 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. In addition, as part of the Company's overall plan to reposition its operations, the Company will explore opportunities to sell its operations in Sweden.

Gross Profit. Gross profit decreased $5.0 million from $135.8 million to $130.8 million. Gross profit as a percentage of revenues was 5.9% for fiscal 2002 compared to 5.6% for the prior year. Gross profit as a percentage of revenues improved primarily as a result of additional incentives received from manufacturers and changes in the Company's geographic mix of revenues. Cost of sales in 2002 included a $1.1 million charge related to inventory, the marketability of which was negatively impacted by the Company's decision to exit the U.K., Peru and Argentina operations. The Company recovered $0.9 million in cash associated with the third party theft and fraud losses in the U.K. in 2000. This recovery is recorded in cost of sales in the fourth quarter of 2002.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased $1.1 million from $113.8 million to $112.7 million. This decrease was primarily attributable to a decrease in payroll and benefits of $1.2 million, and bad debt expense of $2.2 million, offset partially by an increase in insurance premiums. Bad debt expense was $4.5 million and $6.7 million in 2002 and 2001, respectively. Bad debt expense in 2001 included a recovery of $3.9 million related to a receivable from a satellite handset customer, which was reserved in the fourth quarter of 2000. Selling, general, and administrative expenses in 2002 included a $1.1 million charge associated with the closure of the Company's operations in the U.K., Peru and Argentina, primarily bad debt expense related to receivables, the collectibility of which was negatively impacted by the Company's decision to exit these operations. Selling, general and administrative expenses for the Company's operations in the U.K., Peru, and Argentina were $7.1 million and $11.3 million in 2002 and 2001, respectively. Fiscal year 2002 included $1.1 million in senior management transition costs. In the fourth quarter of 2001, the Company recorded a charge of $3.0 million related to a value-added tax asset in Mexico, the recoverability of which is uncertain. In the fourth quarter of 2002, the Company recorded an additional charge of $1.5 million related to an additional portion of the value-added tax, the recoverability of which is uncertain. Selling, general, and administrative expenses as a percentage of revenues were 5.1% and 4.7%, in 2002 and 2001, respectively.

Impairment of Assets. In the second quarter of 2002, the Company decided as part of its plan to reposition its operations to exit the U.K., Peru and Argentina as soon as practicable. As a result of this decision, an impairment charge of $3.7 million was incurred for the three months ended May 31, 2002, which included $2.2 million for accumulated foreign currency translation adjustments as a result of the Company's liquidation of its investment in each of these operations and $1.5 million for property and equipment. The property and equipment was reduced to estimated market value.

Severance and Exit Charges. In the second quarter of 2002, the Company recorded $2.6 million in severance and exit charges related to the Company's decision to exit the U.K., Peru and Argentina. Of the $2.6 million in severance and exit charges, all of which consisted of cash outlays, $1.8 million has been paid or settled as part of the transfer of the company's Peru and Argentina operations to local management and the shutdown of the U.K. operations and $0.8 million has not been paid as of November 30, 2002. The remaining $0.8 million relates to lease payments associated with the U.K. operations.

The severance and exit charges consist of the following (in thousands):

Severance—80 Employees	$1,626
Lease accruals	780
Other	160
	$2,566

Separation Agreement. The Company announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and Chief Executive Officer and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994, became non-executive Chairman of the Board. Terry S. Parker, a member of the Board of Directors and a former President and Chief Operating Officer of CellStar, rejoined the Company as Chief Executive Officer. The Company recorded expense of $5.7 million in the third quarter of 2001 related to the separation agreement between the Company and Mr. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

Restructuring Charge. In connection with its previously announced intent, the Company restructured its Miami facilities in the second quarter of 2001 to reduce the size and cost of those operations, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

Equity in Loss of Affiliated Companies. Equity in loss of affiliated companies was $0.8 million in 2001 primarily due to losses from the Company's 49% minority interest in CellStar Amtel. As a result of the deterioration in the Malaysia market, the Company divested its ownership in the third quarter of 2002.

Gain on Sale of Assets. During the first quarter of 2001, the Company recorded a gain on sale of assets of $0.9 million primarily associated with the sale of its Venezuela operations in December 2000.

Interest Expense. Interest expense decreased to $7.6 million from $15.4 million. The decrease was primarily a result of the completion of the Company's exchange offer (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources") on February 20, 2002, as well as lower borrowing levels and a lower interest rate on the Company's domestic credit facility.

Impairment of Investment. The Company recorded a $2.2 million impairment charge in the third quarter of 2001 to reduce the carrying value of its 3.5% investment in a Taiwan retailer. The Company purchased its 3.5% investment in the Taiwan retailer in January of 2000 for $4.1 million. The Taiwan retailer's common stock was not traded on a foreign market of the breadth and scope comparable to a U.S. market, and the Company accounted for the investment on the cost basis. The Company used the information it received from an Asian market that is similar to an over-the-counter market in the U.S. as a means of monitoring its investment for other than temporary impairment. Initially the trading price increased significantly (90% above the Company's cost during the first quarter of 2000). During the third quarter of 2000, the price began to decrease but was still above the Company's cost by almost 33%. This downward trend continued into the third quarter of 2001. In addition, the overall Taiwan stock market declined over 50% from January 2000 to August 2001. Beginning with the retailer's first quarter of 2001, the Company also began to receive and review the operating results of the Taiwan retailer on a quarterly basis. The Company's results in Taiwan also declined during this time period which management believed reflected the economic and political environment in Taiwan. Until the third quarter of 2001, management believed these declines were temporary and that conditions would soon improve. During the third quarter of 2001, based on the continuing decline in the trading price, the Taiwan stock exchange, and the Taiwan economy, the Company considered that the decrease in value of its investment was other than temporary. Accordingly, the Company recorded an impairment charge of $2.2 million in the third quarter of 2001 to write-down the Company's investment to the Company's pro rata share of the retailer's net book value, which the Company believed was the best indicator of the fair value of the investee. The Company continued to monitor the overall market conditions in Taiwan and again considered the investment to be impaired in the fourth quarter of 2002 and recorded a charge of $0.1 million to write-down the Company's investment to the Company's pro rata share of the retailer's net book value, which the Company believed was the best indicator of the fair value of the investee. The Company's remaining investment of $1.8 million at November 30, 2002 is included in other assets in the consolidated balance sheet.

Other, Net. Other, net decreased $3.4 million, from income of $5.3 million to income of $1.9 million, primarily due to a gain of $1.3 million in 2001 on foreign currencies compared to a gain of $0.5 million in 2002 and to a reduction in interest income from $3.2 million in 2001 compared to $1.4 million in 2002.

Income Taxes. Income tax expense increased from an expense of $2.2 million in 2001 to an expense of $47.1 million in 2002. The increase in 2002 is primarily a result of a change in the Company's historical accounting treatment for its undistributed earnings and/or losses of its Asia-Pacific Region subsidiaries. Prior to the fourth quarter of 2002, the Company did not accrue for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings have been reinvested and, in the opinion of management, would continue to be reinvested indefinitely. (See Note (7) of the Notes to Consolidated Financial Statements for CellStar Corporation contained in the Form 10-K for fiscal year ended November 30, 2001, filed with the Securities and Exchange Commission on February 28, 2002.) Accordingly, there was no liability recorded for such potential U.S. Federal income taxes. As a result of the progress in the fourth quarter of 2002 in evaluating the strategic options with regard to its Asia-Pacific Region, it was determined that the Company is now required by GAAP to account for the earnings in its Asia-Pacific Region as not being permanently reinvested since the Company has manifested its intent to pursue possible transactions designed to allow the Company to withdraw and return to the U.S. some or all of the value of those operations. Accordingly, in the quarter ended November 30, 2002, the Company was required to accrue U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region of approximately $42.2 million.

No U.S. Federal income taxes on the undistributed earnings will be payable until such earnings are actually remitted back to the U.S. in the form of dividends or, in the case of a completed transaction such as those discussed above, sale proceeds. As of November 30, 2002, the Company has net operating loss carryforwards in the U.S. of approximately $70.4 million, a significant portion of which the Company believes it will be able to utilize to offset the taxes payable in the event that a transaction is completed. The Company therefore does not expect that the impact of the payment of any taxes associated with any such transaction will significantly impact the cash position of the Company at the time of such payment. Furthermore, the Company will have cash proceeds from any such transaction to fund the actual payment of such taxes. As a result of the accrual in the quarter ended November 30, 2002 of U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region, the Company will not recognize tax expense in future periods for financial statement purposes on any such future transaction up to the amount of the tax recognized on the undistributed earnings.

Consistent with the change in historical accounting treatment for undistributed earnings discussed above, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

Extraordinary Gain (Loss) on Early Extinguishment of Debt, Net of Tax. In 2002, the Company had an extraordinary gain, net of tax, of $11.0 million primarily related to the Company's Exchange Offer. (See Note 12 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). In 2001, as a result of the early termination of its previously-existing revolving credit facility, the Company had an after tax extraordinary loss of $0.6 million, primarily related to the write off of deferred loan costs related to the facility.

Fiscal 2001 Compared to Fiscal 2000

Revenues. The Company's revenues decreased $41.9 million, or 1.7%, from $2,475.7 million to $2,433.8 million. The Company sold 13.7 million handsets in 2001 compared to 11.3 million in 2000. The average selling price of handsets was $160 in 2001 compared to $195 in 2000.

Revenues in the Asia-Pacific Region increased $188.7 million, or 18.4%, from $1,024.8 million to $1,213.5 million. The Company's operations in the PRC provided $876.7 million in revenue, an increase of $296.3 million, or 51.0%, from $580.4 million. Growth in China, where market penetration of handsets was approximately 10% of the total population, was driven by the addition of new wireless subscribers. However, the Company's growth in the PRC was negatively impacted in the fourth quarter of 2001 by the lack of availability of compelling new products and the implementation of new warranty requirements to the manufacturer, which resulted in the delay of consumer purchases. The Company's revenues in the PRC in the fourth quarter of 2001 of $203.0 million were the lowest since the fourth quarter of 2000 when revenues were $179.5 million. Revenues from the Company's operations in Hong Kong increased from $145.0 million in 2000 to $172.9 million in 2001. Revenues from the Company's operations in Singapore increased $47.5 million, or 110.6%, to $90.4 million due to third party subsidies and new products, including sales of two products for which the Company had exclusive rights. Revenues from Taiwan and The Philippines operations decreased $178.5 million, or 85.9%, and $4.6 million, or 9.4%, respectively, to $29.2 million and $44.1 million, respectively. The Company's operations in Taiwan and The Philippines were affected by economic and political turmoil in the respective countries. In addition, the Company's supplier base in Taiwan was limited, and there were no new compelling products from the Company's major supplier.

North American Region revenues were $578.6 million, an increase of $79.4 million, or 15.9%, when compared to $499.2 million. U.S. revenues benefited from strong promotional activity by several customers, as well as from the addition of new customers and expanded markets. Early in the first quarter of 2001, the Company converted a major U.S. account to a consignment basis with fulfillment fees. Revenues for the years ended November 30, 2001 and November 30, 2000, on a comparable basis, were $547.8 million and $399.9 million, respectively. The conversion to consignment did not significantly impact net income, but reduced account receivable exposure, inventory risk, and the need for working capital. By converting to consignment basis, the Company was not required to purchase and hold inventory for this customer which therefore eliminated the Company's exposure to declines in market prices.

The Latin American Region provided $411.1 million of revenues, compared to $636.4 million, or a 35.4% decrease. Revenues in Mexico decreased $133.0 million from $383.3 million in 2000, when the Company benefited from strong carrier promotions, to $250.3 million in 2001. The decrease was primarily due to reduced promotional activities by carrier customers and to reduced business with carrier customers. Revenues for Brazil were $40.6 million in 2000. The Company sold its Brazil operations in August 2000 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations"). Revenues from Venezuela operations were $36.6 million in 2000. The Company sold its Venezuela operations in December 2000 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations"). Revenues from the Company's operations in Miami decreased $24.1 million from $79.1 million in 2000 to $55.0 million in 2001 as increased product availability from in-country manufacturers in Latin America reduced exports from Miami. The Company phased out a major portion of its redistributor business in its Miami and North American operations, starting in the second quarter of 2000, due to the volatility of the redistributor business, its relatively lower margins, and higher credit risks. As a result, the Company restructured its Miami operations to reduce the size and cost of the operation, resulting in a charge of $0.8 million in the second quarter of 2001. Combined revenues from the operations in Argentina, Chile, Colombia and Peru increased $7.8 million to $104.6 million primarily due to significant promotional activity by a major carrier in Colombia during the first quarter of 2001.

The European Region recorded revenues of $230.7 million, a decrease of $84.7 million, or 26.9%, from $315.4 million, primarily due to the Company's decision to curtail its U.K. international trading operations in April 2000 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations") and a decline in the Company's Sweden operations. Revenues in the U.K. decreased from $163.8 million to $111.4 million, and revenues in Sweden decreased from $118.7 million to $86.7 million. In 2001, the handset market in Europe was highly penetrated and increasingly driven by replacement sales, which were depressed due to delays in the rollout of new handset technologies and services.

Gross Profit. Gross profit increased $24.3 million from $111.5 million, or 4.5% of revenues, to $135.8 million, or 5.6% of revenues. During 2000, the Company incurred $32.3 million in inventory obsolescence primarily as a result of price declines during the second quarter, and $3.2 million in third party theft and fraud losses during the purchase, transfer of title and transport of six shipments of wireless handsets related to the U.K. international trading operations. In 2001, the Company incurred $10.2 million in inventory obsolescence. The increase in gross profit as a percentage of revenues was due to better inventory management and product mix. Also in 2000, the Company's commitment to defend market share in the face of intense global industry price competition, particularly in the Asia-Pacific Region, negatively impacted the gross margin percentage. Based on 1999's handset shortages and industry forecasts of higher demand, manufacturers significantly increased production in 2000. However, worldwide handset sales, while significantly higher in 2000, were still below industry forecasts. This resulted in a surplus of product during parts of 2000 driving stronger-than-usual competition for market share, mainly in the Asia-Pacific Region and to a lesser extent in the Latin American Region.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $55.4 million from $169.2 million to $113.8 million. This decrease was principally due to a reduction in bad debt expense of $44.8 million from $51.5 million to $6.7 million in 2001. The bad debt expense in 2000 was primarily related to (i) certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000, and which were further affected by the Company's decision to divest its majority interest in its joint venture in Brazil; (ii) accounts receivable from redistributors, many of which were impacted by a supply shortage in 1999 and were also further affected by the phase-out of a major portion of the redistributor business in the Miami and North America operations; (iii) accounts receivable in the Asia-Pacific Region whose businesses were adversely affected by competitive market conditions in Asia; and (iv) a receivable in the U.S. from a satellite handset customer. Bad debt expense in 2001 included a recovery of $3.9 million related to the receivable from a satellite handset customer, which was reserved in 2000. Selling, general and administrative expenses related to the Brazil and Venezuela operations, which were sold in August 2000 and December 2000, respectively, were $0.2 million in 2001 and $17.8 million in 2000 and included $2.5 million in bad debt expense. In the fourth quarter of 2001, selling, general and administrative expenses included a $3.0 million charge related to value-added taxes.

Impairment of Assets. In the third quarter of 2000, the Company decided to exit its Venezuela operations. In the third quarter of 2000, the Company recorded a $4.9 million non-cash impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, the Company sold its Venezuela operations. In the fourth quarter of 2000, the Company recorded a non-cash goodwill impairment charge of $6.4 million related to the operations in Peru due to a major carrier customer's proposed changes to an existing contract that adversely changed the long-term prospects of the Peru operations. In 2000, the Company also recorded a charge of $1.0 million to reduce the carrying value of other assets.

Separation Agreement. The Company announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and Chief Executive Officer and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994, became Chairman of the Board, and that Terry S. Parker, a member of the Board of Directors and a former President and Chief Operating Officer of the Company, rejoined the Company as Chief Executive Officer. In 2001, the Company recorded expense of $5.7 million related to the separation agreement between the Company and Mr. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

Restructuring Charge. The Company restructured its Miami facilities in the second quarter of 2001 to reduce the size and cost of those operations, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

Equity in Loss of Affiliated Companies. Equity in loss of affiliated companies was $0.9 million in 2001 and $1.8 million in 2000 primarily due to losses from the Company's 49% minority interest in CellStar Amtel.

Gain on Sale of Assets. The Company recorded a gain on sale of assets of $0.9 million in 2001 primarily associated with the sale of its Venezuela operations in December 2000. In third quarter of 2000, the Company recorded a pre-tax gain of $6.0 million from the completion of the divestiture of its 51% ownership interest in its Brazil joint venture (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations"). During the third quarter 2000, the Company also completed the sale of its Poland operations and recognized a pre-tax gain of $0.2 million.

Interest Expense. Interest expense decreased to $15.4 million in 2001 from $19.1 million in 2000. This decrease was primarily related to the elimination of debt of the Brazil operations, which were sold in August 2000, and to a lesser extent, lower borrowings and interest rates on the Company's revolving credit facility. These decreases were partially offset by interest on additional borrowings in the Asia-Pacific Region.

Impairment of Investment. In 2001, the Company recorded an impairment charge of $2.2 million to reduce the carrying value of its 3.5% interest in a Taiwan retailer. The Company purchased its 3.5% investment in the Taiwan retailer in January of 2000 for $4.1 million. The Taiwan retailer's common stock was not traded on a foreign market of the breadth and scope comparable to a U.S. market, and the Company accounted for the investment on the cost basis. The Company used the information it received from an Asian market that is similar to an over-the-counter market in the U.S. as a means of monitoring its investment for other than temporary impairment. Initially the trading price increased significantly (90% above the Company's cost during the first quarter of 2000). During the third quarter of 2000, the price began to decrease but was still above the Company's cost by almost 33%. This downward trend continued into the third quarter of 2001. Beginning with the retailer's first quarter of 2001, the Company also began to receive and review the operating results of the Taiwan retailer on a quarterly basis. In addition, the overall Taiwan stock market declined over 50% from January 2000 to August 2001. The Company's results in Taiwan also declined during this time period which management believed reflected the economic and political environment in Taiwan. Until the third quarter of 2001, management believed these declines were temporary and that conditions would soon improve. During the third quarter of 2001 based on the continuing decline in the trading price, the Taiwan stock exchange, and the Taiwan economy, the Company considered that the decrease in value of its investment was other than temporary. Accordingly, the Company recorded an impairment charge of $2.2 million in the third quarter of 2001 to write-down the Company's investment to the Company's pro rata share of the retailer's net book value, which the Company believed was the best indicator of the fair value of the investee.

Other, Net. Other, net increased $4.4 million, from income of $0.9 million to income of $5.3 million, primarily due to gains on foreign currencies related to European operations in 2001 compared with losses in 2000.

Income Taxes. Income tax expense increased from a benefit of $20.8 million in 2000 to an expense of $2.2 million in 2001 due to changes in pretax income. The Company's annual effective tax rate for 2001 was 65% and for 2000 was 25%. The increase in the effective tax rate for 2001 is primarily due to the impact of non-deductible items. The impact of the non-deductible items is greater in 2001 due to the smaller amount of pretax income.

Extraordinary loss on early extinguishment of debt, net of tax. As a result of the early termination of its previously-existing revolving credit facility, the Company had an after tax extraordinary loss of $0.6 million, primarily related to the write off of deferred loan costs related to the facility.

Liquidity and Capital Resources

The following table summarizes the Company's contractual obligations at November 30, 2002 (amounts in thousands):

		Payments Due By Period			
	Total	**Less than One Year**	**One to Three Years**	**Four to Five Years**	**More than Five Years**
Contractual obligations					
Notes payable					
Revolving credit facility (variable interest, 5.25% at November 30, 2002)	$23,089	23,089	—	—	—
People's Republic of China credit facilities (0.00% to 5.85% at November 30, 2002)	30,258	30,258	—	—	—
12% senior subordinated notes	12,374	—	—	12,374	—
Operating leases	9,154	3,721	4,678	543	212
Total contractual obligations	$74,875	57,068	4,678	12,917	212

During the year ended November 30, 2002, the Company relied primarily on cash available at November 30, 2001, funds generated from operations, borrowings under its credit facilities and cash generated from the closure and/or divestiture of certain of its operations to fund working capital, capital expenditures and expansions.

On October 15, 1997, the Company entered into a five year $135.0 million Multicurrency Revolving Credit Facility (the "Facility") with a syndicate of banks. During fiscal year ended November 30, 1999, the amount of the Facility was reduced from $135.0 million to $115.0 million due to the release of a syndication member bank. The Company entered into three amendments during fiscal year 2000 and two additional amendments during the first quarter of 2001 to allow it to remain in compliance with certain covenants.

On February 27, 2001, the Company and its banking syndicate executed a Second Amended and Restated Credit Agreement which further reduced the amount of the Facility to $85.0 million and called for further reductions in the amount of the facility during the remainder of the Company's fiscal year. The Second Amended and Restated Credit Agreement called for an interest rate increase, shortened the term of the Facility, provided for additional collateral for the Facility, provided for dominion of funds by the banks for the Company's domestic operations, limited the borrowing base and tightened restrictions on the Company's ability to fund its operations.

As of September 28, 2001, the Company had negotiated and finalized a new, five-year, $60.0 million Loan and Security Agreement (the "New Facility") with a bank and terminated the previously existing Facility. On

October 12, 2001 the Company finalized an amendment to the New Facility increasing the commitment amount from $60.0 million to $85.0 million. The New Facility lowers the applicable interest rate margin by 25 basis points from its level at August 31, 2001, and provides a more extensive borrowing base, more flexible financial covenants and greater flexibility in funding foreign operations.

Fundings under the New Facility are limited by a borrowing base test, which is measured weekly. Interest on borrowings under the New Facility is at the London Interbank Offered Rate or at the bank's prime lending rate, plus an applicable margin. The New Facility is also secured by a pledge of 100% of the outstanding stock of all U.S. subsidiaries and 65% of the outstanding stock of all first tier foreign subsidiaries. The New Facility is further secured by the Company's domestic accounts receivable, inventory, property, plant and equipment and all other domestic real property and intangible assets. The New Facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, exchanging, refinancing or extending of the Company's convertible notes, dividend payments, additional debt, mergers and acquisitions and disposition of assets. As of November 30, 2002, the Company had borrowed $23.1 million under the New Facility.

In connection with the Company's decision to reposition its operations (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—International Operations—Repositioning of Operations") the New Facility was amended to allow the Company to pursue its exit strategy from the U.K., Peru and Argentina, and any similar decision the Company may make with respect to the balance of its European and Latin American markets, excluding Mexico and Miami.

On February 6, 2003, the Company finalized an amendment to the New Facility that allowed for the exclusion of certain charges from certain financial covenants in the loan agreement related to credit facilities that it may establish in its Mexico operations. On February 28, 2003, the Company completed an amendment to the New Facility that allowed for the exclusion of U.S. Federal income taxes on undistributed earnings associated with the Company's Asia-Pacific, European, and Latin American Regions, excluding Mexico and Miami, from certain financial covenants in the loan agreement (see "Management's Discussion and Analysis of Financial Condition and Results of Operations").

As of February 20, 2003, the Company had borrowed $20.9 million under the New Facility.

At November 30, 2002, the Company's operations in China had three lines of credit totaling approximately 250 RMB (approximately USD $30.3 million), bearing interest at rates ranging from 0.00% to 5.85%. The loans have maturity dates through March 2003. The Company typically renews these lines of credit for three to six month terms, although there can be no assurance that these lines of credit will be renewed in the future. The lines of credit are either fully or partially collateralized.

The fully collateralized loans (approximately $25.2 million) are collateralized by either U.S. dollar cash deposits in Hong Kong ($5.8 million of loans collateralized by a $7.0 million cash deposit) or PRC accounts receivable ($19.4 million of loans). The partially collateralized loans total $5.1 million and are collateralized by $1.0 million in cash in the PRC. Restricted cash of $12.2 million in Hong Kong was serving as collateral for an additional $12.0 million line of credit in the PRC that was not utilized as of November 30, 2002. An additional $3.0 million of restricted cash in Hong Kong was unutilized at November 30, 2002.

At February 20, 2003, the Company had borrowings of $45.9 million in its China operations. The borrowings were similarly either fully or partially collateralized as described above by cash deposits or by PRC accounts receivable.

On October 24, 2002, the Company entered into a revolving credit facility in Sweden of 70 million Swedish Krona (approximately $7.5 million). The facility is secured by the accounts receivable of the Sweden operations and bears interest at a rate of 5.60%. The facility matures on December 31, 2003, but is automatically extended for 12 months unless terminated by one of the parties. The credit facility contains certain financial and other covenants for the Sweden operations. At November 30, 2002, the Company had no borrowings under this facility. At February 20, 2003, the Company had borrowed approximately $4.7 million under this line of credit.

The Company entered into a 6.0 million Euro (approximately $6.2 million) credit facility on December 20, 2002 in The Netherlands. The facility is collateralized by accounts receivable, inventory and fixed assets from the Company's Netherland operations and bears interest at a variable rate, which consists of the bank's Euro Base rate, plus a margin. The interest rate of the facility is currently 5.00%. The facility may be terminated without notice by either party. The credit facility contains certain financial and other covenants for The Netherlands operations. At November 30, 2002, the Company had no borrowings under this facility. At February 20, 2003, the Company had borrowed approximately $5.9 million under this line of credit.

The credit facilities in Sweden and the Netherlands were established to pay off intercompany loans, remit cash to the U.S., and to lower the Company's net working capital investment in these operations. As of February 13, 2003, the Company has returned $10.1 million to the U.S. as a result of entering into these credit facilities. By leveraging the assets of these operations and returning cash to the U.S, the Company believes that it has enhanced the potential marketability of these businesses.

On December 30, 2002, the Company entered into a 30 million Taiwan dollar (approximately $0.9 million) line of credit in Taiwan. The Taiwan line of credit is collateralized by real estate owned in Taiwan, bears interest at 2.70%, and matures on February 27, 2003.

At November 30, 2001, the Company had $150.0 million of 5% convertible subordinated notes due October 15, 2002 (the "Subordinated Notes"), which were convertible into 1.1 million shares of common stock at $138.34 per share (adjusted for the effect of the one-for-five reverse stock split effective on February 22, 2002) at any time prior to maturity.

On January 14, 2002, the Company filed an S-4 registration statement (the "Exchange Offer") with the Securities and Exchange Commission offering to exchange, for each $1,000 principal amount of the Subordinated Notes, $366.67 in cash and, at the election of the holder, one of the following options: a) $400.94 principal amount of 12% Senior Subordinated Notes due January 2007 (the "Senior Notes"), b) $320.75 principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002, (the "Senior Convertible Notes"), or c) $400.94 principal amount of Senior Convertible Notes.

On February 20, 2002, the Company completed its Exchange Offer for its Subordinated Notes. Holders owning $128.6 million of Subordinated Notes exchanged them for $47.2 million in cash, $12.4 million of Senior Notes and $39.1 million of Senior Convertible Notes. Upon completion of the Exchange Offer, $21.4 million of the Subordinated Notes were not exchanged. The Company recognized an extraordinary gain of $11.0 million after-tax in 2002 as a result of the exchange.

Between February 20, 2002, and July 29, 2002, the Company purchased, for a combination of cash and its common stock, $4.5 million of its Subordinated Notes. On October 15, 2002, the Company redeemed at maturity, for cash, the remaining $16.9 million of its Subordinated Notes.

The $39.1 million of Senior Convertible Notes were manditorily convertible into the Company's common stock on November 30, 2002, and bore interest at 5%, payable semi-annually in arrears, in either cash or stock, at the Company's option, on August 15, 2002, and November 30, 2002. The Senior Convertible Notes were converted into 7.8 million shares of the Company's common stock at a conversion price of $5.00 per share (adjusted for the effect of the one-for-five reverse stock split effective on February 22, 2002).

At November 30, 2002, long-term debt consisted of $12.4 million of the Company's Senior Notes. The Senior Notes bear interest at 12%, payable in cash in arrears semi-annually on February 15 and August 15, commencing August 15, 2002. The Senior Notes contain certain covenants that restrict the Company's ability to incur additional indebtedness; make investments, loans and advances; declare dividends or certain other distributions; create liens; enter into sale-leaseback transactions; consolidate; merge; sell assets and enter into transactions with affiliates.

Cash, cash equivalents, and restricted cash at November 30, 2002 were $53.0 million, compared to $89.3 million at November 30, 2001, primarily reflecting the use of the cash for the Exchange Offer, to redeem the Subordinated Notes at maturity, and to reduce debt in the Company's operations in the Asia-Pacific Region.

Compared to November 30, 2001, accounts receivable decreased from $216.0 million to $175.1 at November 30, 2002. Accounts receivable days sales outstanding for fiscal year 2002, based on monthly accounts receivable balances, were 31.5, compared to 36.1 for fiscal year 2001. Inventories declined to $163.2 million at November 30, 2002, from $218.9 million at November 30, 2001. Inventory turns for fiscal year 2002, based on monthly inventory balances, were 10.4 turns per year, compared to 10.7 for fiscal year 2001. Accounts payable declined to $166.1 million at November 30, 2002, compared to $229.0 million at November 30, 2001. Working capital balances have declined in connection with the conversion in the U.S. of a large customer to a primarily consignment relationship (See "Business-North American Region"). The Company experienced a decrease in accounts receivable, inventory and accounts payable of approximately $30 million, $9 million and $35 million, respectively, from November 30, 2001, to November 30, 2002, due to the conversion. The closure of the Company's U.K. operations and the divestiture of the Company's Peru and Argentina operations during 2002 has also contributed to the decline. Additionally, management has worked aggressively to reduce accounts receivable and inventory levels and improve turnover through tightening of credit policies to limit risk, aggressive collection efforts, and better purchasing and inventory management.

Management of the Company has made a number of estimates and assumptions related to the reporting of the allowance for doubtful accounts and the reserve for inventory obsolescence in preparation of the consolidated financial statements in conformity with generally accepted accounting principles. In determining the adequacy of the allowance for doubtful accounts, management considers a number of factors including the aging of the receivable portfolio, customer payment trends, the financial condition of the customer, economic conditions in the customer's country and industry conditions. In determining the adequacy of the reserve for inventory obsolescence, management considers a number of factors including the aging of the inventory, recent sales trends, industry market conditions and economic conditions. In assessing the reserve, management also considers price protection credits or other incentives the Company expects to receive from the vendor. Actual amounts could differ significantly from management's estimates.

There is no effect on liquidity due to transactions, arrangements or relationships with unconsolidated entities.

Based upon current and anticipated levels of operations, the Company anticipates that its cash flow from operations, together with amounts available under its credit facilities and existing unrestricted cash balances, will be adequate to meet its anticipated cash requirements in the foreseeable future. In the event that existing unrestricted cash balances, cash flows and available borrowings under the credit facilities are not sufficient to meet future cash requirements, the Company may be required to reduce planned expenditures or seek additional financing. The Company can provide no assurances that reductions in planned expenditures would be sufficient to cover shortfalls in available cash or that additional financing would be available or, if available, offered on terms acceptable to the Company.

International Operations

The Company's foreign operations are subject to various political and economic risks including, but not limited to, the following: political instability, economic instability, currency controls, currency devaluations, exchange rate fluctuations, potentially unstable channels of distribution, increased credit risks, export control laws that might limit the markets the Company can enter, inflation, changes in laws and enforcement policies related to foreign ownership of businesses abroad, foreign tax laws, trade disputes among nations, changes in cost of and access to capital, changes in import/export regulations, including enforcement policies, "gray market" resales, and tariff and freight rates.

In addition to the factors listed above, threats of terrorist attacks in the United States, the U.S. retaliation for these attacks, possible U.S. military action in Iraq, the related decline in consumer confidence and continued economic weakness in the U.S. and throughout the countries in which the Company does business could have a material adverse impact on our business.

Asia-Pacific

The Company believes that the intrinsic value of its Asia-Pacific Region is not currently reflected in the market price of the Company's common stock. As a result, the Company engaged UBS Warburg to assist it in evaluating transactions that could result in recognizing the value that it believes is locked up in the Asia-Pacific Region. Those evaluations have focused on a number of possible transactions including a possible initial public offering of all or a portion of the Asia-Pacific Region operations, a sale to outside investors or a management buyout. Based on these evaluations, the Company has decided to pursue an initial public offering of its Greater China Operations on an exchange in Asia. Although the Company intends to pursue the transaction that it believes will be most favorable to the Company, there are a number of steps to be completed before there is such a transaction. Accordingly, there can be no assurance of the timing of the transaction or that any transaction will occur.

The Company began exploring possible methods of realizing the value of its operations in Hong Kong, the PRC, and Taiwan ("the Greater China Operations") in late Spring 2002. In June 2002, the Company engaged the Hongkong and Shanghai Banking Corporation Limited to act as the lead underwriter if the Company decided to pursue an initial public offering of the Greater China Operations (the "IPO"). In July 2002, the Company engaged UBS Warburg to act as financial advisor to the Company to assist the Company in evaluating and structuring a potential offering as well as to review other possible transactions which could achieve the Company's goals. In July 2002, the Company entered into a new employment agreement with A.S. Horng, Chairman, Chief Executive Officer and General Manager of CellStar (Asia) Corporation Limited, in anticipation of the expiration of the existing employment agreement in January 2003. As an incentive for Mr. Horng to enter into such agreement, the Company agreed to pay a signing bonus of $1.5 million, and also agreed to pay an additional bonus in the amount of $1.5 million upon the successful completion of any public offering related to the Asia-Pacific Region. In September 2002, the Company engaged Raymond James & Associates, Inc. ("Raymond James") as an additional financial advisor to advise the Board on the fairness of a proposed transaction. In September 2002, the Company submitted an outline of the proposed structure for the IPO to the Stock Exchange of Hong Kong ("SEHK") seeking informal approval of the proposed structure. Throughout the period from September 2002 to January 2003, the Company was responding to comments and concerns of the SEHK. In January 2003, the SEHK advised the Company that it had tentatively approved the proposed structure. On March 13, 2003, the Board of Directors received the Raymond James fairness opinion, approved the terms of the transaction and authorized management to proceed with the listing on the SEHK and the filing of a preliminary proxy statement with the SEC. Throughout the period from September 2002 to March 2003, the Company was negotiating the terms of the transaction with the CellStar Asia management team. On March 14, 2003, the Company entered into a non-binding letter of intent with the CellStar Asia management team setting forth the structure of the proposed transaction and the proposed agreements between the CellStar Asia management team and the Company. On March 14, 2003, the Company filed the preliminary proxy statement with the SEC, and on March 17, 2003, the Company filed documents with the SEHK to commence the process of applying for listing.

As a result of such evaluation process, however, the Company is now required by GAAP to effect a change in its historical accounting treatment for the undistributed earnings of its Asia-Pacific Region subsidiaries. Prior to the fourth quarter of 2002, the Company did not accrue for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings have been reinvested and, in the opinion of management, would continue to be reinvested indefinitely. (See Note (7) of the Notes to Consolidated Financial Statements for CellStar Corporation contained in the Form 10-K for fiscal year ended

November 30, 2001, filed with the Securities and Exchange Commission on February 28, 2002.) Accordingly, there was no liability recorded for such potential U.S. Federal income taxes. As a result of the progress in the fourth quarter of 2002 in evaluating the strategic options with regard to its Asia-Pacific Region, it was determined that the Company is now required by GAAP to account for the earnings in its Asia-Pacific Region as not being permanently reinvested since the Company has manifested its intent to pursue possible transactions designed to allow the Company to withdraw and return to the U.S. some or all of the value of those operations. Accordingly, in the quarter ended November 30, 2002, the Company was required to accrue U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region of approximately $42.2 million.

As noted above, the Company began to explore its options in regards to the Asia-Pacific Region in the Spring of 2002. In exploring the options, an IPO was the alternative that would most likely result in the highest value for the stockholders. Before the IPO was a realistic possibility, a number of issues had to be resolved, the failure of which could potentially stop the IPO. These items included the participation of the CellStar Asia management team, the approval of a structure by the SEHK, and a fairness opinion from Raymond James. It was not until late in the fourth quarter of 2002 and into the first quarter of 2003 that it became apparent to the Company that an IPO was a realistic possibility. During the second to fourth quarters of 2002, the Company also had to evaluate its options if the IPO was not a realistic possibility, and determine if the stockholders would be better served by a management buyout, a third party sale, or the Company maintaining the Greater China Operations and continuing to operate them. As the Company had previously reinvested the earnings in its Asia-Pacific operations and met the indefinite reversal criteria of APB 23 and the Company did not change its view that earnings were permanently invested, the Company did not believe it was proper to change the tax treatment of these undistributed earnings until the Company determined that the circumstances had changed and that it was apparent that some or all of the undistributed earnings would be remitted in the foreseeable future. This did not become apparent to the Company until the fourth quarter of 2002.

No U.S. Federal income taxes on the undistributed earnings will be payable until such earnings are actually remitted back to the U.S. in the form of dividends or, in the case of a completed transaction such as those discussed above, sale proceeds. As of November 30, 2002, the Company has net operating loss carryforwards in the U.S. of approximately $70.4 million, a significant portion of which the Company believes it will be able to utilize to offset the taxes payable in the event that a transaction is completed. The Company therefore does not expect that the impact of the payment of any taxes associated with any such transaction will significantly impact the cash position of the Company at the time of such payment. Furthermore, the Company will have cash proceeds from any such transaction to fund the actual payment of such taxes. As a result of the accrual in the quarter ended November 30, 2002, of U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region, the Company will not recognize tax expense in future periods for financial statement purposes on any such future transaction up to the amount of the tax recognized on the undistributed earnings.

Repositioning of Operations

In April 2000, the Company curtailed a significant portion of its U.K. international trading operations following third party theft and fraud losses. The trading business involves the purchase of products from suppliers other than manufacturers and the sale of those products to customers other than network operators or their dealers and other representatives. As a result of the curtailment, the Company experienced a reduction in revenues for the U.K. operations after the first quarter of 2000 compared to 1999. Since the curtailment, the Company experienced operating losses in its U.K. operations. For the quarter ended May 31, 2000, the Company recorded a $4.4 million charge consisting of $3.2 million from third party theft and fraud losses during the purchase, transfer of title and transport of six shipments of wireless handsets, and $1.2 million in inventory obsolescence expense for inventory price reductions incurred while the international trading business was curtailed pending investigation. The Company has recovered $0.9 million in cash associated with the third party theft and fraud losses. This recovery is recorded in cost of sales in the fourth quarter of 2002. The Company is pursuing legal action where appropriate to recover additional amounts. However, the ultimate recovery in relation to these losses, if any, cannot be determined at this time.

The Argentine economy has been in a state of turmoil since the Argentine government removed the fixed exchange rate maintained between the Argentine peso and the U.S. dollar. In the fourth quarter of 2000, the Company recorded a non-cash goodwill impairment charge of $6.4 million related to the operations in Peru due to a major carrier customer's proposed changes to an existing contract that adversely affected the long-term prospects of the Peru operations. From the second quarter of 2001 until the divestiture in the third quarter of 2002, the Company incurred losses in its Peru operations.

In the second quarter of 2002, the Company decided, as part of its plan to reposition its operations, to exit the U.K., Peru and Argentina as soon as practicable due to the poor performance of these operations. The Company determined that improving its position in the U.K. market would require substantial investment, which the Company was not willing to make. The economic climate in Peru and Argentina, coupled with the small scale of the Company's operation in those countries, provided little upside and significant risk. In addition, the Company decided to evaluate the balance of its European and Latin American markets, excluding Mexico and Miami, over the remainder of the year, assessing each operation in view of its over-all long-term strategy. In conjunction with this decision, the Company's revolving credit facility was amended to allow the Company to pursue its exit strategy from these markets, and any similar decision the Company may make with respect to the balance of its European and Latin American operations. As a result of the decision to exit the U.K., Peru and Argentina, the Company recorded a pre-tax charge of $10.2 million for the three months ended May 31, 2002.

During the third quarter of 2002, the Company completed its divestitures of its Peru and Argentina operations at approximately book value to local management and closed the U.K. operations, except for certain administrative matters. In the divestitures, the Company obtained promissory notes totaling $0.9 million and $0.2 million for Peru and Argentina, respectively. These promissory notes are fully reserved and will remain reserved pending receipt of payments by the Company. In the third and fourth quarters of 2002, the Company reversed $3.3 million of the allowances related to the exit charge for the U.K. operations as the amounts collected on accounts receivable and the market value of the inventory exceeded original estimates. Also, due to the progress made with the tax authorities, the valuation allowance was reversed on an income tax receivable.

The following table summarizes the income statement classification of the charge (in thousands):

	Three months ended May 31, 2002	Reversal of allowances	Net charge
Cost of Sales	$ 2,256	(1,131)	1,125
Selling, general and administrative	1,691	(588)	1,103
Impairment of assets	3,655	—	3,655
Severance and exit charges	2,566	—	2,566
Total charge	10,168	(1,719)	8,449
Tax benefit	(184)	(1,541)	(1,725)
Net charge	$ 9,984	(3,260)	6,724

Of the $2.6 million in severance and exit charges, all of which consisted of expected cash outlays, $1.8 million has been paid or settled as part of the divestiture of the Company's Peru and Argentina operations and the shutdown of the U.K. operations. The remaining $0.8 million relates to lease payments associated with the U.K. operations and has not yet been paid as of November 30, 2002. Monthly lease payments are expected to be made over the next five years unless a settlement can be reached with the lessor.

The severance and exit charges consists of the following (in thousands):

Severance—80 employees	$1,626
Lease accruals	780
Other	160
	$2,566

In connection with the repositioning of its operations, the Company announced that Dale H. Allardyce would resign from the position of President and Chief Operating Officer and that Terry S. Parker, the Company's Chief Executive Officer, would assume the duties of President and Chief Operating Officer. Included in the severance charges is $0.6 million related to Mr. Allardyce's separation. The severance charge includes all of the employees (58) for the U.K. operations and certain employees (21) for Argentina. The remaining employees in Argentina and Peru were part of the divestiture.

The Company recorded an impairment charge of $3.7 million for the three months ended May 31, 2002, which included $2.2 million for accumulated foreign currency translation adjustments as a result of the Company's liquidation of its investments in each of these operations and $1.5 million for property and equipment. The property and equipment were reduced to estimated market value of $0.1 million.

Following is a summary of the combined results of operations, including the exit charge in the U.K., Peru, and Argentina (in thousands):

	Fiscal year ended November 30,		
	2002	2001	2000
Revenues	$ 63,942	139,916	$203,382
Cost of sales	61,585	134,863	196,426
Gross profit	2,357	5,053	6,956
Selling, general and administrative expenses	6,893	10,368	8,502
Impairment of assets	3,655	—	6,435
Severance and exit charges	2,566	—	—
Operating loss	$(10,757)	(5,315)	(7,981)

As of February 14, 2003, the Company has repatriated $7.7 million in cash to the U.S. from the exited operations.

The Company has completed the evaluation of the balance of its European and Latin American markets, excluding Mexico and Miami. The Company has decided to continue its operations in Chile as these operations are expected to continue to be profitable and to generate cash. To reduce its in-country exposure in Colombia, the Company is negotiating with its major carrier customer in Colombia to shift the Company's business with the carrier to the Company's Miami export operation. In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. The Company will explore opportunities to sell its operations in Sweden. In Sweden and The Netherlands, the market is highly competitive and highly penetrated. The operations in Sweden and The Netherlands do not present significant growth opportunities without significant investment of capital. The Company excluded Miami from the evaluation due to the recent performance of this operation and the export opportunities into Latin America that the Company believes exist in this market. Despite the disappointing performance in Mexico, the Company believes growth and profit potential exist in the Mexico market due to the size of this market. However, significant improvement in the Company's Mexico operations will need to be made in 2003. If significant improvement is not made, the Company will evaluate its overall position in its Mexico operations.

Consistent with the change in historical accounting treatment for undistributed earnings in the Asia-Pacific Region, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

Other

At November 30, 2002, the Company has a gross value-added tax prepaid asset in its Mexico operations of $10.7 million related to the Company's 1998 to 2001 returns. The Company is seeking resolution of this issue with the tax authorities in Mexico. In the fourth quarter of 2001, the Company recorded a charge of $3.0 million related to such value-added tax, the recoverability of which is uncertain. In the fourth quarter of 2002, the Company recorded an additional charge of $1.5 million related to an additional portion of the value-added tax, the recoverability of which is uncertain.

In Mexico, the requirements of the Mexican tax authority for a refund request specify that all original documents (original invoices, original import documents, etc.) must be available for review by the tax authority in order to substantiate the refund claim. The gross asset balance of $10.7 million consists of amounts accumulated for the period from 1998 through 2001. Numerous personnel changes and computer system changes in the Company's Mexico operations have led the Company to conclude that all of the original supporting documentation may not be available. While the Company is pursuing the full refund request of $10.7 million with the tax authorities, the supporting documentation may not meet the requirements of the Mexican tax authorities for the full refund request. As a result of the Company's review of the documentation, the Company recorded a charge for $3.0 million in the fourth quarter of 2001 and an additional charge of $1.5 million in the fourth quarter of 2002. The Company believes it has all of the documentation necessary to support the net balance.

The Company's sales from its Miami operations to customers exporting into South American countries have declined as a result of increased in-country manufactured product availability in South America, primarily Brazil. In the second quarter of 2000, the Company phased out a major portion of its redistributor business in Miami due to the volatility of the business, the relatively lower margins, and higher credit risks. The Company restructured its Miami operations in the second quarter of 2001 to reduce the size and cost of the operation, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

In 2000 and 2001, the Company incurred losses of $1.8 million and $0.7 million, respectively, related to its minority interest in CellStar Amtel. As a result of the deterioration in the Malaysia market, the Company divested its ownership in the third quarter of 2002.

During the third quarter ended August 31, 2000, the Company decided, based on the current and future economic and political outlook in Venezuela, to divest its operations in Venezuela. In that quarter, the Company recorded an impairment charge of $4.9 million to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, the Company completed the sale of its Venezuela operations and recorded a gain of $1.1 million.

From 1998 to 2000, the Company's Brazil operations were primarily conducted through a majority-owned joint venture. Following a review of its operations in Brazil, the Company concluded that its joint venture structure, together with foreign exchange risk, the high cost of capital in that country, alternative uses of capital, accumulated losses, and the prospect of ongoing losses, were not optimal for success in that market. As a result, in the second quarter of 2000, the Company elected to exit the Brazil market and to divest its 51% interest in its joint venture. In August 2000, the Company completed its divestiture of its 51% interest in its joint venture. The Company fully reserved certain U.S.-based accounts receivable from Brazilian importers in the second quarter of 2000, the collectibility of which significantly deteriorated in the second quarter of 2000, and which were further affected by the decision, in the second quarter of 2000, to exit Brazil.

Impact of Inflation

Historically, inflation has not had a significant impact on CellStar's overall operating results as the majority of the Company's business is in markets that are relatively stable. However, the effects of inflation could have a material adverse impact on the Company if the markets become unstable. The following table summarizes the revenues and percentages of consolidated revenues for the Company's five largest geographical operations for the year ended November 30, 2002 (dollars in thousands):

Operation	Revenues	Percent
PRC	$ 882,033	40.2%
U.S.	613,402	27.9
Mexico	185,627	8.5
Singapore	139,188	6.3
Sweden	83,139	3.8
All others	293,225	13.3
Total	$2,196,614	100.0%

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60 which requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements. The following is a brief discussion of the more critical accounting policies and methods used by the Company.

(a) Significant Estimates

Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities in preparation of the consolidated financial statements in conformity with generally accepted accounting principles. The most significant estimates relate to the allowance for doubtful accounts, the reserve for inventory obsolescence, the deferred tax asset valuation allowance and impairment of goodwill.

In determining the adequacy of the allowance for doubtful accounts, management considers a number of factors including the aging of the receivable portfolio, customer payment trends, financial condition of the customer, economic conditions in the customer's country, and industry conditions. In some years, the Company has experienced significant amounts of bad debt, including $51.5 million in 2000. In 2000, the decline in the redistributor market in the North American Region and Miami, the decision to exit the Brazil market, and the competitive market conditions significantly impacted bad debt expense. Actual amounts could differ significantly from management's estimates.

In determining the adequacy of the reserve for inventory obsolescence, management considers a number of factors including the aging of the inventory, recent sales trends, industry market conditions, and economic conditions. In assessing the reserve, management also considers price protection credits or other incentives the Company expects to receive from the vendor. In some years, the Company has experienced significant amounts of inventory obsolescence, including $32.3 million in 2000. After a supply shortage in 1999, there was an oversupply of product resulting in intense price competition in 2000, which significantly impacted obsolescence. Actual amounts could differ significantly from management's estimates.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. At November 30, 2002 the Company has deferred income tax assets, net of valuation-allowances, of $53.0 million, a significant portion of which relates to net operating loss carryforwards. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible;

management determines if it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

As a result of the Exchange Offer, the Company was deemed to have undergone an ownership change for purposes of the Internal Revenue code. The Company may have limitations beginning with the year ending November 30, 2002 on the utilization of its U.S. tax carry-forwards in accordance with Section 382 of the Internal Revenue Code.

Prior to the fourth quarter of 2002, the Company did not accrue for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings have been reinvested and, in the opinion of management, would continue to be reinvested indefinitely. (See Note (7) of the Notes to Consolidated Financial Statements for CellStar Corporation contained in the Form 10-K for fiscal year ended November 30, 2001, filed with the Securities and Exchange Commission on February 28, 2002.) Accordingly, there was no liability recorded for such potential U.S. Federal income taxes. As a result of the progress in the fourth quarter of 2002 in evaluating the strategic options with regard to its Asia-Pacific Region, it was determined that the Company is now required by GAAP to account for the earnings in its Asia-Pacific Region as not being permanently reinvested since the Company has manifested its intent to pursue possible transactions designed to allow the Company to withdraw and return to the U.S. some or all of the value of those operations. Accordingly, in the quarter ended November 30, 2002, the Company was required to accrue U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region of approximately $42.2 million.

No U.S. Federal income taxes on the undistributed earnings will be payable until such earnings are actually remitted back to the U.S. in the form of dividends or, in the case of a completed transaction such as those discussed above, sale proceeds. As of November 30, 2002, the Company has net operating loss carryforwards in the U.S. of approximately $70.4 million, a significant portion of which the Company believes it will be able to utilize to offset the taxes payable in the event that a transaction is completed. The Company therefore does not expect that the impact of the payment of any taxes associated with any such transaction will significantly impact the cash position of the Company at the time of such payment. Furthermore, the Company will have cash proceeds from any such transaction to fund the actual payment of such taxes. As a result of the accrual in the quarter ended November 30, 2002 of U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region, the Company will not recognize tax expense in future periods for financial statement purposes on any such future transaction up to the amount of the tax recognized on the undistributed earnings.

Consistent with the change in historical accounting treatment for undistributed earnings discussed above, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

At November 30, 2002, the Company had not provided for U.S. Federal income taxes on earnings of international subsidiaries of approximately $21.6 million as these earnings were considered permanently reinvested.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining the estimated future cash flows related to such acquired assets. In the event that goodwill is found to be carried at an amount that is in excess of estimated future operating cash flows, then the goodwill will be adjusted to a level commensurate with a discounted cash flow analysis using a discount rate reflecting the Company's average cost of funds.

Management's estimates of future cash flows are based in part upon prior performance, industry conditions, economic conditions, and vendor and customer relationships. Changes in these factors or other factors could result in significantly different cash flow estimates and an impairment charge. In 1999, due to changing market conditions in Poland, the Company considered the remaining $4.5 million in goodwill related to its Poland operations to be impaired. In 2000, due to the current and expected economic conditions in Venezuela, the Company considered the goodwill related to the Venezuela operations impaired and recorded a $3.9 million impairment charge. In 2000, a major customer's change to an existing contract that adversely changed the long-term prospects of the Peru operation resulted in the Company recording a goodwill impairment charge of $6.4 million.

At November 30, 2002, the Company had goodwill, net of accumulated amortization, of $20.9 million related to its Asia-Pacific operations ($12.3 million) and its remaining Europe operations in Sweden and The Netherlands ($8.6 million). In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent (see "Management's Discussion and Analysis of Financial Condition and Results of Operations-International Operations").

The Financial Accounting Standards Board has issued Statements No. 141 and No. 142, which will impact the Company's accounting policy for goodwill. For a more complete discussion of Statements No. 141 and No. 142, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Accounting Pronouncements Not Yet Adopted" in this Form 10-K.

(b) Revenue Recognition

For the Company's wholesale business, revenue is recognized when the customer takes title and assumes risk of loss. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized upon delivery. In accordance with contractual agreements with wireless service providers, the Company receives an activation commission for obtaining subscribers for wireless services in connection with the Company's retail operations. The agreements contain various provisions for additional commissions ("residual commissions") based on subscriber usage. The agreements also provide for the reduction or elimination of activation commissions if subscribers deactivate service within stipulated periods. The Company recognizes revenue for activation commissions on the wireless service providers' activation of the subscriber's service and residual commissions when earned and provides an allowance for estimated wireless service deactivations, which is reflected as a reduction of accounts receivable and revenues in the accompanying consolidated financial statements. The Company recognizes fee service revenue when the service is completed or, if applicable, upon shipment of the related product, whichever is later.

(c) Vendor Credits

The Company recognizes price protection credits and other incentives, such as volume discounts, from vendors when such credits are received in writing from the vendor, or if the credits are based on sell-through to customers, when the credits have been received in writing from the vendor and the related product is sold. Price protection credits and other incentives are applied against inventory and cost of goods sold, depending on whether the related inventory is on-hand or has been previously sold at the time the credits are received in writing. Sell-through credits are recorded as a reduction in cost of goods sold in the period received.

The Company recognizes advertising allowances from vendors when such allowances are received in writing from the vendor and earned. Advertising allowances are generally for the reimbursement of specific incremental, identifiable costs incurred by the Company and are recorded as a reduction of the related cost. Allowances in excess of the specific costs incurred, if any, are recorded as a reduction costs of goods sold or inventory, as applicable.

Accounting Pronouncements Not Yet Adopted

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 141, "Business Combinations." Statement No. 141 changes the accounting for business combinations to eliminate the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This statement also requires intangible assets that arise from contractual or other legal rights, or that are capable of being separated or divided from the acquired entity, be recognized separately from goodwill. Existing intangible assets and goodwill that were acquired in a prior purchase business combination must be evaluated and any necessary reclassifications must be made in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. The Company does not expect the adoption of this statement to have a material impact on its consolidated results of operations or financial position.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired (other than those acquired in a business combination, which is addressed by Statement No. 141) and the subsequent accounting for goodwill and other intangible assets after initial recognition. Statement No. 142 eliminates the amortization of goodwill and intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Adoption of this statement will also require the Company to reassess the useful lives of all intangible assets acquired, and make any necessary amortization period adjustments. Goodwill and other intangible assets not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement No. 142 requires a two-step process for testing goodwill for impairment. First, the fair value of each reporting unit will be compared to its carrying value to determine whether an indication of impairment exists. A reporting unit is an operating segment or one level below an operating segment. The Company's reporting units are Asia Pacific—Greater China Operations, Asia Pacific—South Pacific Operations, North America, Latin America—Mexico, Latin America—excluding Mexico, Sweden and The Netherlands. If an impairment is indicated, then the fair value of the reporting unit's goodwill will be determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets will be measured as the excess of its carrying value over its fair value. Goodwill and intangible assets acquired after June 30, 2001 will be immediately subject to the impairment provisions of this statement. For goodwill and other intangible assets acquired on or before June 30, 2001, the Company is required to adopt Statement No. 142 no later than the beginning of fiscal 2003. At November 30, 2002, the Company had goodwill, net of accumulated amortization, of $20.9 million related to its Asia-Pacific operations ($12.3 million) and its remaining Europe operations in Sweden and the Netherlands ($8.6 million). In January, 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. The Company will explore opportunities to sell its operation in Sweden in view of the Company's long-term strategy (see "Management's Discussion and Analysis of Financial Condition and Results of Operations-International Operations"). The Company believes the adoption of Statement 142 will likely result in a one-time, non-cash pre-tax charge of $20.9 million to write-down the Company's goodwill.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accrued at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to adopt the provisions of Statement No. 143 no later than the beginning of fiscal year 2003, with early adoption permitted. The Company does not expect the adoption of this statement to have a material effect on its consolidated results of operations or financial position.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. The Company is required to adopt the provisions of Statement No. 144 no later than the beginning of fiscal year 2003, with early adoption permitted. The Company does not expect the adoption of this statement to have a material effect on its consolidated results of operations or financial position.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Statement No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of Statement No. 4, Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Statement No. 145 also rescinds Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Statement No. 145 amends Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic affects that are similar to sale-leaseback transactions. Statement No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under Statement No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Statement No. 145 eliminates Statement No. 4, and, thus the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Statement No. 145 becomes effective for fiscal years beginning after May 15, 2002, with early applications encouraged. The Company expects to reclassify the extraordinary gain on early extinguishment of debt resulting from its Exchange Offer upon adoption. The Company does not expect the adoption of the other portions of this statement to have a material effect on its consolidated results of operations or financial position.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for the costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 is effective for exit or disposal activities initiated after December 31, 2002, with early applications encouraged. The Company does not expect the adoption of this statement to have a material effect on its consolidated results of operations or financial position.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." Statement No. 148, amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement No. 148 is effective for fiscal years ending after December 15, 2002, with early applications encouraged. The Company does not expect the adoption of this statement to have a material effect on its consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

For the year ended November 30, 2002 and 2001, the Company recorded net foreign currency losses of $1.5 million and $1.0 million, respectively, in costs of goods sold. For the year ended November 30, 2002 and 2001, the Company recorded in other income (expense), net foreign currency gains of $0.5 million and $1.3 million, respectively. As part of the Company's continuing evaluation of the European and Latin American Regions, the Company has recognized a foreign currency gain of $0.5 million in 2002 related to intercompany advances which were previously not considered to be payable in the foreseeable future.

The Company manages foreign currency risk by attempting to increase prices of products sold at or above the anticipated exchange rate of the local currency relative to the U.S. dollar, by indexing certain of its accounts receivable to exchange rates in effect at the time of their payment and by entering into foreign currency hedging instruments in certain instances. The Company consolidates the bulk of its foreign exchange exposure related to intercompany transactions in its international finance subsidiary. These transactional exposures are managed using various derivative alternatives, as considered necessary, depending on the length and size of the exposure. The Company continues to evaluate foreign currency exposures and related protection measures.

At November 30, 2002, the Company had no forward contracts and does not hold any other derivative instruments.

The Company has foreign exchange exposure on the restricted cash deposited by the Hong Kong entity on behalf of the PRC entity as the funds have been effectively converted into RMB. The Company also has foreign exchange exposure on the RMB lines of credit in China as they are collateralized by U.S. dollars. For the year ended November 30, 2002, $882.0 million, or 40.2%, of the Company's revenues were from the Company's operations in China. With the exception of intercompany activity, all revenues and expenses of the China operations are in RMB. The Company does not hold derivative instruments related to the RMB.

The Argentine economy has been in a state of turmoil since the Argentine government removed the fixed exchange rate maintained between the Argentine peso and the U.S. dollar. As a result of the Company's decision to exit its operations in Argentina, the Company recorded an impairment of $0.9 million for currency translation adjustments in the second quarter of 2002. The Company divested its operations in Argentina in the third quarter of 2002.

Derivative Financial Instruments

The Company periodically uses various derivative financial instruments as part of an overall strategy to manage its exposure to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company periodically uses foreign currency forward contracts to manage the foreign currency exchange rate risks associated with international operations. The Company evaluates the use of interest rate swaps and cap agreements to manage its interest risk on debt instruments, including the reset of interest rates on variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's risk of loss in the event of non-performance by any counterparty under derivative financial instrument agreements is not significant. Although the derivative financial instruments expose CellStar to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. The Company periodically uses foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of its international operations. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign currencies at a future date. Forward contracts used by the Company are typically short-term in nature (45 days to one year), and the Company receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

At November 30, 2002, the Company had no forward contracts and does not hold any other derivative instruments.

Interest Rate Risk

The Company manages its borrowings under the revolving credit facility each business day to minimize interest expense. The interest rate of the Company's New Facility is an index rate at the time of borrowing plus an applicable margin on certain borrowings. The interest rate is based on either the agent bank's prime lending rate or the London Interbank Offered Rate. During the year ended November 30, 2002, the interest rates of borrowings under the U.S. revolving credit facility ranged from 5.25% to 6.0%. A one percent change in variable interest rates will not have a material impact on the Company. The Company has short-term borrowings in China bearing interest from 0.00% and 5.85% (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). The note payable in Taiwan bears interest at 2.70%. The credit facility in Sweden bears interest at 5.60%. The credit facility in Netherlands bears interest at 5.00%. The Senior Notes issued in February 2002 bear interest at 12.0% and mature January 15, 2007.

Legal Proceedings

On April 30, 2003, a purported class action lawsuit was filed in the Court of Chancery of the State of Delaware, New Castle County, styled as follows: Ruth Everson v. CellStar Corporation, James L. Johnson, John L. Jackson, Jere W. Thompson, Dale V. Kesler and Terry S. Parker (the "Everson Suit"). The Everson Suit alleges breach of fiduciary duty and corporate waste in connection with a proposed divestiture of up to 70% of the equity ownership of the Company's operations in the People's Republic of China, Hong Kong, and Taiwan. The Everson Suit seeks injunctive and other equitable relief, rescissory and/or compensatory damages and reimbursement of attorney's fees and costs. The Company has obtained a temporary stay of the proceedings until March 31, 2004, or earlier if the plaintiffs determine that the transaction is likely to proceed prior to March 31, 2004. Defendants have 20 days following the expiration of the stay to respond to plaintiff's complaint. The Company believes it has meritorious defenses to these claims and will vigorously defend this action if and when the stay expires. The ultimate outcome is not currently predictable.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. Management believes that the disposition of these other matters will not have a materially adverse effect on the consolidated financial condition or results of operations of the Company.

CELLSTAR CORPORATION AND SUBSIDIARIES

Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CellStar Corporation:

We have audited the consolidated financial statements of CellStar Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CellStar Corporation and subsidiaries as of November 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Dallas, Texas
January 10, 2003
except as to note 23 which
is as of January 31, 2003
and the fourth paragraph
of note 6 which is as of
February 28, 2003

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

November 30, 2002 and 2001

(In thousands, except share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,270	47,474
Restricted cash	23,778	41,820
Accounts receivable (less allowance for doubtful accounts of $57,630 and $57,359, respectively)	175,102	216,002
Inventories	163,226	218,927
Deferred income tax assets	32,786	35,915
Prepaid expenses	21,942	18,614
Total current assets	446,104	578,752
Property and equipment, net	18,701	19,340
Goodwill (less accumulated amortization of $8,953 and $7,423 respectively)	20,939	22,060
Deferred income tax assets	20,231	18,102
Other assets	9,616	7,816
	$515,591	646,070
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 53,347	52,644
5% Convertible subordinated notes	—	150,000
Account payable	166,141	228,958
Accrued expenses	31,934	21,804
Income taxes payable	7,840	4,767
Deferred income tax liabilities	44,988	3,687
Total current liabilities	304,250	461,860
12% Senior subordinated notes	12,374	—
Other long-term liabilities	4,636	—
Total liabilities	321,260	461,860
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 20,354,365 and 12,028,425 shares issued and outstanding, respectively	204	120
Additional paid-in capital	123,392	82,443
Accumulated other comprehensive loss—foreign currency translation adjustments	(14,435)	(13,447)
Retained earnings	85,170	115,094
Total stockholders' equity	194,331	184,210
	$515,591	646,070

See accompanying notes to consolidated financial statements.

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended November 30, 2002, 2001, and 2000
(In thousands, except per share data)

	2002	2001	2000
Revenues	$2,196,614	2,433,803	2,475,682
Cost of sales	2,065,806	2,297,977	2,364,197
Gross profit	130,808	135,826	111,485
Selling, general and administrative expenses	112,652	113,785	169,232
Impairment of assets	3,655	—	12,339
Severance and exit charges	2,566	—	—
Separation agreement	—	5,680	—
Restructuring charge (credit)	—	750	(157)
Operating income (loss)	11,935	15,611	(69,929)
Other income (expense):			
Interest expense	(7,564)	(15,383)	(19,113)
Equity in loss of affiliated companies, net	—	(858)	(1,805)
Gain on sale of assets	—	933	6,200
Impairment of investment	(125)	(2,215)	—
Other, net	1,947	5,288	932
Total other income (expense)	(5,742)	(12,235)	(13,786)
Income (loss) before income taxes and extraordinary gain (loss)	6,193	3,376	(83,715)
Provision (benefit) for income taxes	47,131	2,200	(20,756)
Income (loss) before extraordinary gain (loss)	(40,938)	1,176	(62,959)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	11,014	(626)	—
Net income (loss)	$ (29,924)	550	(62,959)
Net income (loss) per share:			
Basic:			
Income (loss) before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	0.90	(0.05)	—
Net income (loss)	$ (2.44)	0.05	(5.24)
Diluted:			
Income (loss) before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	0.90	(0.05)	—
Net income (loss)	$ (2.44)	0.05	(5.24)

See accompanying notes to consolidated financial statements.

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended November 30, 2002, 2001, and 2000

(In thousands)

	Common Stock		Additional	Accumulated other comprehensive	Retained	
	Shares	Amount	paid-in capital	loss	earnings	Total
Balance at November 30, 1999	12,011	$120	81,410	(8,509)	177,503	250,524
Comprehensive loss:						
Net loss	—	—	—	—	(62,959)	(62,959)
Foreign currency translation adjustment	—	—	—	(2,352)	—	(2,352)
Total comprehensive loss						(65,311)
Common stock issued under stock option plans	17	—	370	—	—	370
Balance at November 30, 2000	12,028	120	81,780	(10,861)	114,544	185,583
Comprehensive income (loss):						
Net income	—	—	—	—	550	550
Foreign currency translation adjustment	—	—	—	(2,586)	—	(2,586)
Total comprehensive income (loss)						(2,036)
Stock option compensation expense	—	—	663	—	—	663
Balance at November 30, 2001	12,028	120	82,443	(13,447)	115,094	184,210
Comprehensive loss:						
Net loss	—	—	—	—	(29,924)	(29,924)
Foreign currency translation adjustment	—	—	—	(988)	—	(988)
Total comprehensive loss						(30,912)
Common stock issued with purchases of 5% convertible subordinated notes	497	5	1,879	—	—	1,884
Conversion of 5% senior subordinated convertible notes	7,829	79	39,070	—	—	39,149
Balance at November 30, 2002	20,354	$204	123,392	(14,435)	85,170	194,331

See accompanying notes to consolidated financial statements.

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended November 30, 2002, 2001, and 2000
(In thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (29,924)	550	(62,959)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Provision for doubtful accounts	4,479	6,684	51,636
Provision for inventory obsolesence	10,588	10,210	32,255
Depreciation, amortization, and impairment of assets	11,834	10,967	23,571
Gain on sale of assets	—	(933)	(6,200)
Equity in loss of affiliated companies, net	—	858	1,805
Deferred income taxes	42,301	(9,553)	(34,446)
Stock option compensation expense	—	663	—
Impairment of investment	125	2,215	—
Extraordinary (gain) loss on extinguishment of debt	(11,014)	626	—
Changes in certain operating assets and liabilities:			
Accounts receivable	30,213	118,282	(101,243)
Inventories	43,771	35,278	(119,867)
Prepaid expenses	(3,947)	5,784	2,705
Other assets	(3,517)	(141)	(648)
Accounts payable	(58,714)	(130,169)	168,224
Accrued expenses	4,235	(207)	1,474
Income taxes payable	(3,244)	2,114	(5,698)
Net cash provided by (used in) operating activities	37,186	53,228	(49,391)
Cash flows from investing activities:			
Purchases of property and equipment	(6,760)	(5,558)	(5,461)
Acquisitions of businesses, net of cash acquired	(276)	(320)	(4,241)
Proceeds from sale of assets	—	2,237	377
Purchase of investment	—	—	(4,144)
Investment in joint venture	—	(735)	—
Change in restricted cash	18,042	802	(17,622)
Net cash provided by (used in) investing activities	11,006	(3,574)	(31,091)
Cash flows from financing activities:			
Borrowings on notes payable	720,281	311,318	404,637
Payments on notes payable	(719,578)	(385,802)	(318,000)
Additions to deferred loan costs	(521)	(4,719)	—
Net proceeds from issuance of common stock	—	—	370
Payments on 5% convertible subordinated notes	(66,578)	—	—
Net cash provided by (used in) financing activities	(66,396)	(79,203)	87,007
Net increase (decrease) in cash and cash equivalents	(18,204)	(29,549)	6,525
Cash and cash equivalents at beginning of the year	47,474	77,023	70,498
Cash and cash equivalents at end of year	$ 29,270	47,474	77,023

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis for Presentation

CellStar Corporation, including its subsidiaries (the "Company"), is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in the Asia-Pacific, North America, Latin America, and European regions. The Company facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In some of its markets, the Company provides activation services that generate new subscribers for its wireless carrier customers.

All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior year financial amounts have been reclassified to conform to the current year presentation.

(b) Use of Estimates

Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in preparation of these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(c) Inventories

Inventories are stated at the lower of cost (primarily on a moving average basis) or market and are comprised of finished goods.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation of equipment is provided over the estimated useful lives of the respective assets, which range from three to thirty years, on a straight-line basis. Leasehold improvements are amortized over the shorter of their useful life or the related lease term. Major renewals are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

(e) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining the estimated future cash flows related to such acquired assets. In the event that goodwill is found to be carried at an amount that is in excess of estimated future operating cash flows, then the goodwill will be adjusted to a level commensurate with a discounted cash flow analysis using a discount rate reflecting the Company's average cost of funds.

(f) Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Equity Investments in Affiliated Companies

The Company accounts for its investments in common stock of affiliated companies using the equity method or the modified equity method, if required. The investments are included in other assets in the accompanying consolidated balance sheets.

(h) Revenue Recognition

For the Company's wholesale business, revenue is recognized when the customer takes title and assumes risk of loss. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. In accordance with contractual agreements with wireless service providers, the Company receives an activation commission for obtaining subscribers for wireless services in connection with the Company's retail operations. The agreements contain various provisions for additional commissions ("residual commissions") based on subscriber usage. The agreements also provide for the reduction or elimination of activation commissions if subscribers deactivate service within stipulated periods. The Company recognizes revenue for activation commissions on the wireless service providers' activation of the subscriber's service and residual commissions when earned and provides an allowance for estimated wireless service deactivations, which is reflected as a reduction of accounts receivable and revenues in the accompanying consolidated financial statements. The Company recognizes service fee revenue when the service is completed and, if applicable, upon shipment of the related product, whichever is later.

The Company adopted the provision of SEC Staff Service Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB No. 101) in Fiscal Year 2001. The adoption of SAB No. 101 had no material impact on the Company's revenue recognition practices.

(i) Vendor Credits

The Company recognizes price protection credits and other incentives from vendors, such as volume discounts, when such credits are received in writing from the vendor, or if the credits are based on sell-through to customers, when the credits have been received in writing from the vendor and the related product is sold. Price protection credits and other incentives are applied against inventory and cost of goods sold, depending on whether the related inventory is on-hand or has been previously sold at the time the credits are received in writing. Sell-through credits are recorded as a reduction in cost of goods sold in the period received.

The Company recognizes advertising allowances from vendors when such allowances are received in writing from the vendor and earned. Advertising allowances are generally for the reimbursement of specific incremental, identifiable costs incurred by the Company and are recorded as a reduction of the related cost. Allowances in excess of the specific costs incurred, if any, are recorded as a reduction of costs of goods sold or inventory, as applicable.

(j) Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the respective period. Gains and losses resulting from translation are accumulated as other comprehensive loss in stockholders' equity, except for subsidiaries located in countries whose economies are considered highly inflationary. In such cases, translation adjustments are included primarily in other income (expense) in the accompanying consolidated statements of operations. Net foreign currency transaction gains (losses) for the years ended November 30, 2002, 2001 and 2000 were ($1.0) million, $0.3 million and $(10.0) million, respectively. The currency exchange rates of the Latin American and Asia-Pacific countries in which the Company conducts operations have historically been volatile. The Company manages the risk of foreign currency devaluation by attempting to increase prices of products sold at or above the anticipated rate of local currency devaluation relative to the U.S. dollar, by indexing certain of its receivables to exchange rates in effect at the time of their payment and by entering into non-deliverable foreign currency forward contracts in certain instances.

(k) Derivative Financial Instruments

The Company periodically uses various derivative financial instruments as part of an overall strategy to manage the Company's exposure to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company periodically uses foreign currency forward contracts to manage the foreign currency exchange rate risks associated with international operations. The Company evaluates the use of interest rate swaps and cap agreements to manage its interest risk on debt instruments, including the reset of interest rates on variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company currently has no material derivative instruments that qualify as a hedge as defined by Financial Accounting Standards Board Statement (Statement) No. 133, *Accounting for Derivative Instruments,* and Statement No. 138, *Accounting for Derivative Instruments and Certain Hedging Activities.* Accordingly, all changes in fair value of derivative instruments are recognized in the statements of operations.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Net Income (Loss) Per Share

Basic net income (loss) per common share is based on the weighted average number of common shares outstanding for the relevant period. Diluted net income (loss) per common share is based on the weighted average number of common shares outstanding plus the dilutive effect of potentially issuable common shares pursuant to stock options, warrants, and convertible debentures.

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended November 30, 2002, 2001, and 2000, follows (in thousands, except per share data):

	2002	2001	2000
Basic:			
Income (loss) before extraordinary gain (loss)	$(40,938)	1,176	(62,959)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	11,014	(626)	—
Net income (loss)	$(29,924)	550	(62,959)
Weighted average number of shares outstanding	12,268	12,028	12,026
Income (loss) per share before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)
Extraordinary gain (loss) per share on early extinguishment of debt, net of tax	0.90	(0.05)	—
Net income (loss), per share	$ (2.44)	0.05	(5.24)
Diluted:			
Income (loss) before extraordinary gain (loss)	$(40,938)	1,176	(62,959)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	11,014	(626)	—
Net income (loss)	(29,924)	550	(62,959)
Interest on 5% Convertible Subordinated Notes, net of tax	—	—	—
Adjusted net income (loss)	$(29,924)	550	(62,959)
Weighted average number of shares outstanding	12,268	12,028	12,026
Effect of dilutive securities:			
Stock options	—	1	—
Convertible notes	—	—	—
Weighted average number of share outstanding including effect of dilutive securities	12,268	12,029	12,026
Income (loss) per share before extraordinary gain (loss)	$ (3.34)	0.10	(5.24)
Extraordinary gain (loss) per share on early extinguishment of debt, net of tax	0.90	(0.05)	—
Net income (loss)	$ (2.44)	0.05	(5.24)

Outstanding options to purchase 1.4 million, 1.3 million and 0.9 million shares of common stock at November 30, 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Diluted weighted average shares outstanding at November 30, 2001 and 2000 do not include 1.1 million common equivalent shares issuable for the 5% Convertible Subordinated Notes, as their effect would be anti-dilutive. (See Note 12.)

The 5% Senior Subordinated Convertible Notes issued in the exchange in February 2002 are anti-dilutive as the Company incurred a loss in 2002.

(n) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). The Company does not tax effect its foreign currency translation adjustments.

(o) Consolidated Statements of Cash Flow Information

For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company paid approximately $8.4 million, $16.8 million and $17.9 million of interest for the years ended November 30, 2002, 2001 and 2000, respectively. The Company paid approximately $7.5 million, $4.8 million and $14.5 million of income taxes for the years ended November 30, 2002, 2001 and 2000, respectively.

(p) Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), and related interpretations, in accounting for grants to employees and non-employee directors under its fixed stock option plans. Accordingly, compensation expense is recorded for grants of options only if the current market price of the underlying stock exceeds the exercise price on the date of grant.

(2) Related Party Transactions

(a) Transactions with Motorola

Motorola purchased 0.4 million shares of the Company's common stock in July 1995 and is a major supplier of handsets and accessories to the Company. Total purchases from Motorola approximated $662.0 million, $834.1 million and $1,074.3 million for the years ended November 30, 2002, 2001 and 2000, respectively. Included in accounts payable at November 30, 2002 and 2001 was approximately $39.4 million and $46.5 million, respectively, due to Motorola for purchases of inventory.

(b) Sale of Aircraft to Chief Executive Officer

In December 1993, the Company and its then Chief Executive Officer entered into an agreement pursuant to which the Company purchased the Chief Executive Officer's jet aircraft at book value. Pursuant to that agreement, the Company sold the Company's jet aircraft back to the Chief Executive Officer for the book value of $2.2 million in January 2001.

(c) Employment Agreement

In July 2002, the Company entered into a new employment agreement with A.S. Horng, the Chairman, Chief Executive Officer and General Manager of CellStar Asia, in anticipation of the expiration of the existing employment agreement in January 2003. As an incentive for Mr. Horng to enter into such agreement, the Company agreed to pay a signing bonus of $1.5 million, and also agreed to pay an additional bonus in the amount of $1.5 million upon the successful completion of a public offering related to the Company's Asia-Pacific operations.

(3) Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable and notes payable as of November 30, 2002 and 2001 approximate fair value due to the short maturity of these instruments. The fair value as set forth in the table below (in thousands) is based on quoted market prices for the Company's 5% Subordinated Notes and management's estimate for the fair value of the Company's 12% Senior Subordinated Notes.

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5% Subordinated ConvertibleNotes	$ —	—	150,000	63,000
12% Senior Subordinated Notes	$12,374	12,374	—	—

The Company did not hold any derivative instruments at November 30, 2002 and 2001, respectively.

(4) Property and Equipment

Property and equipment consisted of the following at November 30, 2002 and 2001 (in thousands):

	2002	2001
Land and buildings	$ 11,003	11,034
Furniture, fixtures and equipment	31,858	27,718
Leasehold improvements	4,854	5,408
	47,715	44,160
Less accumulated depreciation and amortization	(29,014)	(24,820)
	$ 18,701	19,340

(5) Investments in Affiliated Companies

At November 30, 2001, investments in affiliated companies included a 49% interest in CellStar Amtel Sdn. Bhd. ("CellStar Amtel"), a Malaysian company. As a result of the deterioration in the Malaysia market, the Company divested its 49% ownership in CellStar Amtel in 2002. The carrying value of the investment at November 30, 2001 was zero. During the years ended November 30, 2001 and 2000, the Company incurred losses of $0.7 and $1.8 million, respectively related to the operations of CellStar Amtel.

In January 2000, the Company acquired for $4.1 million 3.5% of the issued and outstanding common stock of Arcoa Communications Co. Ltd, ("Arcoa") a telecommunications retail store chain in Taiwan. Arcoa's common stock was not traded on a foreign market of the breadth and scope comparable to a U.S. market, and the Company accounted for the investment on the cost basis. The Company periodically received indications that shares were being exchanged at amounts less than the Company's purchase price. Based on the continuing decline in the Taiwan stock exchange and the Taiwan economy, the Company considered that the decrease in value of its investment was other than temporary. In the third quarter of 2001, the Company recorded an impairment charge of $2.2 million to write-down the Company's investment to the Company's pro rata share of the retailer's net book value, which the Company believed was the best indicator of the fair value of the investee. The Company continued to monitor the overall market conditions in Taiwan and again considered the investment to be impaired in the fourth quarter of 2002 and recorded a charge of $0.1 million to write-down the Company's investment to the Company's pro rata share of the retailer's net book value, which the Company believed was the best indicator of the fair value of the investee. The Company's remaining investment of $1.8 million at November 30, 2002 is included in other assets in the consolidated balance sheet.

(6). Debt

Debt consisted of the following at November 30, 2002 and 2001 (in thousands):

	2002	2001
Notes payable		
Revolving credit facility	$23,089	—
People's Republic of China ("PRC") credit facilities	30,258	39,078
People's Republic of China ("PRC") notes payable	—	5,799
Taiwan notes payable	—	7,767
Total notes payable	53,347	52,644
Current and Long Term Debt		
5% Convertible Subordinated Notes	—	150,000
12% Senior Subordinated Notes	12,374	—
Total debt	$65,721	202,644

As of September 28, 2001, the Company had negotiated and finalized a new, five-year, $60.0 million Loan and Security Agreement ("the New Facility") with a bank and terminated the previously existing facility. On October 12, 2001 the Company finalized an amendment to the New Facility increasing the commitment amount from $60.0 million to $85.0 million. The New Facility lowers the applicable interest rate margin by 25 basis points from its level at August 31, 2001, provides a more extensive borrowing base, more flexible financial covenants and greater flexibility in funding foreign operations.

Fundings under the New Facility are limited by a borrowing base test, which is measured weekly. Interest on borrowings under the New Facility is at the London Interbank Offered Rate or at the bank's prime lending rate, plus an applicable margin. The New Facility is also secured by a pledge of 100% of the outstanding stock of all U.S. subsidiaries and 65% of the outstanding stock of all first tier foreign subsidiaries. The New Facility is further secured by the Company's domestic accounts receivable, inventory, property, plant and equipment and all other domestic real property and intangible assets. The New Facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, exchanging, refinancing or extending of the Company's convertible notes, additional debt, mergers and acquisitions and disposition of assets. In addition, the Company is prohibited from making any cash or property dividends to its shareholders under the New Facility. At November 30, 2002, the Company had borrowed $23.1 million under the New Facility.

On February 6, 2003, the Company finalized an amendment to the New Facility that allowed for the exclusion of certain charges from certain financial covenants in the loan agreement related to credit facilities that it may establish in its Mexico operations. On February 28, 2003, the Company completed an amendment to the New Facility that allowed for the exclusion of U.S. Federal income taxes on undistributed earnings associated with the Company's Asia-Pacific, European, and Latin American Regions, excluding Mexico and Miami, from certain financial covenants in the loan agreement.

At November 30, 2002, the Company's operations in China had three lines of credit totaling approximately 250 RMB (approximately USD $30.3 million), bearing interest at rates ranging from 0.00% to 5.85%. The loans have maturity dates through March 2003. The Company typically refinances these lines of credit for three to six month terms, although there can be no assurance that these lines of credit will be refinanced in the future. The lines of credit are either fully or partially collateralized.

The fully collateralized loans (approximately $25.2 million) are collateralized by either U.S. dollar cash deposits in Hong Kong ($5.8 million of loans collateralized by a $7.0 million cash deposit) or PRC accounts receivable ($19.4 million of loans). The partially collateralized loans total $5.1 million and are collateralized by $1.0 million in cash in the PRC. Restricted cash of $12.2 million in Hong Kong was serving as collateral for an additional $12.0 million line of credit that was not utilized as of November 30, 2002. An additional $3.0 million of restricted cash in Hong Kong was unutilized at November 30, 2002.

On October 24, 2002, the Company entered into a revolving credit facility in Sweden of 70 million Swedish Krona (approximately $7.5 million). The facility is secured by the accounts receivable of the Sweden operations and bears interest at a rate of 5.60%. The facility matures on December 31, 2003, but is automatically extended for 12 months unless terminated by one of the parties. The credit facility contains certain financial and other covenants for the Sweden operations. At November 30, 2002, the Company had no borrowings under this facility.

The Company entered into a 6.0 million Euro (approximately $6.2 million) credit facility on December 20, 2002 in The Netherlands. The facility is collateralized by accounts receivable, inventory and fixed assets from the Company's Netherland operations and bears interest at a variable rate, which consists of the bank's Euro Base rate, plus a margin. The interest rate of the facility is currently 5.00%. The facility may be terminated without notice by either party. The credit facility contains certain financial and other covenants for The Netherlands operations.

At November 30, 2001, the Company had $150.0 million of 5% Convertible Subordinated Notes due October 15, 2002, which were convertible into 1.1 million shares of common stock at $138.34 per share (adjusted for the effect of the one-for-five reverse stock split effective on February 22, 2002) at any time prior to maturity. (See note 12).

At November 30, 2002, long-term debt consisted of $12.4 million of the Company's 12% Senior Subordinated Notes ("the Senior Notes") due January 15, 2007. The Senior Notes bear interest at 12%, payable in cash in arrears semi-annually on February 15 and August 15, commencing August 15, 2002. The Senior Notes contain certain covenants that restrict the Company's ability to incur additional indebtedness; make investments, loans and advances; declare dividends or certain other distributions; create liens; enter into sale-leaseback transactions; consolidate; merge; sell assets and enter into transactions with affiliates.

(7) Income Taxes

The Company's income (loss) before extraordinary items and income taxes was comprised of the following for the years ended November 30, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
United States	$ (5,665)	3,593	(85,138)
International	11,858	(217)	1,423
Total	$ 6,193	3,376	(83,715)

Provision (benefit) for income taxes for the years ended November 30, 2002, 2001 and 2000 consisted of the following (in thousands):

	Current	Deferred	Total
Year ended November 30, 2002			
United States:			
Federal	$ —	45,341	45,341
State	90	—	90
International	4,740	(3,040)	1,700
	$ 4,830	42,301	47,131
Year ended November 30, 2001:			
United States:			
Federal	$ —	3,782	3,782
State	152	(3)	149
International	11,601	(13,332)	(1,731)
	$11,753	(9,553)	2,200
Year ended November 30, 2000:			
United States:			
Federal	$ —	(28,296)	(28,296)
State	1,138	(1,778)	(640)
International	12,552	(4,372)	8,180
	$13,690	(34,446)	(20,756)

Provision (benefit) for income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following for the years ended November 30, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Expected tax expense (benefit)	$ 2,167	1,182	(29,300)
International and U.S. tax effects attributable to international operations	32,575	1,326	(4,731)
State income taxes, net of Federal benefits	59	97	(416)
Equity in loss of affiliated companies, net	—	204	631
Non-deductible goodwill and other	4,848	2,097	1,919
Change in valuation allowance	4,140	(2,315)	11,763
Foreign accumulated earnings tax	—	—	1,228
Foreign dividend	1,446	—	—
Dispositions	1,429	—	—
Other, net	467	(391)	(1,850)
Actual tax (benefit) expense	$47,131	2,200	(20,756)

The tax effect of temporary differences underlying significant portions of deferred income tax assets and liabilities at November 30, 2002 and 2001, is presented below (in thousands):

	2002	2001
Deferred income tax assets:		
United States:		
Accounts receivable	$ 13,947	13,987
Inventory adjustments for tax purposes	1,244	2,578
Net operating loss carryforwards	24,631	22,117
Foreign tax credit carryforwards	2,469	2,469
Capital losses	3,160	3,791
Debt issuance cost	285	—
Prepaid bond interest	2,151	—
Other, net	3,934	4,451
International:		
Accounts receivable	5,103	3,246
Net operating loss carryforwards	12,579	5,751
Other, net	1,978	2,937
	71,481	61,327
Valuation allowance	(11,450)	(7,310)
	60,031	54,017
Deferred income tax liabilities		
United States unremitted foreign earnings	44,200	—
International inventory adjustments for tax purposes	7,802	3,687
	$ 52,002	3,687

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance for deferred income tax assets as of December 1, 2000 and 2001 was $15.9 million and $7.3 million, respectively. The net change in the total valuation allowance for the years ended November 30, 2002 and 2001 was an increase of $4.1 million and a decrease of $8.6 million, respectively. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not the Company should realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. At November 30, 2002, the Company had U.S. Federal net operating loss carryforwards of approximately $70.4 million, which will begin to expire in 2018.

Prior to the fourth quarter of 2002, the Company did not accrue for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings have been reinvested and, in the opinion of management, would continue to be reinvested indefinitely. Accordingly, there was no liability recorded for such potential U.S. Federal income taxes. As a result of the progress in the fourth quarter of 2002 in evaluating the strategic options with regard to its Asia-Pacific Region, it was determined that the Company is now required to account for the earnings in its Asia-Pacific Region as not being permanently reinvested since the Company has manifested its intent to pursue possible transactions designed to allow the Company to withdraw and return to the U.S. some or all of the value of those operations. Accordingly, in the quarter ended November 30, 2002, the Company was required to accrue U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region of approximately $42.2 million.

No U.S. Federal income taxes on the undistributed earnings will be payable until such earnings are actually remitted back to the U.S. in the form of dividends or, in the case of a completed transaction such as those discussed above, sale proceeds. As of November 30, 2002, the Company has net operating loss carryforwards in the U.S. of approximately $70.4 million, a significant portion of which the Company believes it will be able to utilize to offset the taxes payable in the event that a transaction is completed. The Company therefore does not expect that the impact of the payment of any taxes associated with any such transaction will significantly impact the cash position of the Company at the time of such payment. Furthermore, the Company will have cash proceeds from any such transaction to fund the actual payment of such taxes. As a result of the accrual in the quarter ended November 30, 2002, of U.S. Federal income taxes on the undistributed earnings of the Asia-Pacific Region, the Company will not recognize tax expense in future periods for financial statement purposes on any such future transaction up to the amount of the tax recognized on the undistributed earnings.

Consistent with the change in historical accounting treatment for undistributed earnings discussed above, the Company recorded U.S. Federal income taxes of approximately $2.0 million in the fourth quarter of 2002 for previously undistributed earnings from Sweden, The Netherlands and Colombia. These previously undistributed earnings are no longer considered permanently reinvested following the completion of the Company's evaluations of these markets.

At November 30, 2002, the Company had not provided for U.S. Federal income taxes on earnings of international subsidiaries of approximately $21.6 million as these earnings were considered permanently reinvested.

As a result of the Exchange Offer, the Company was deemed to have undergone an ownership change for purposes of the Internal Revenue code. The Company may have limitations beginning with the year ending November 30, 2002 on the utilization of its U.S. tax carry-forwards in accordance with Section 382 of the Internal Revenue Code.

Because many types of transactions are susceptible to varying interpretations under foreign and domestic income tax laws and regulations, the amounts recorded in the accompanying consolidated financial statements may be subject to change on final determination by the respective taxing authorities. Management believes it has made an adequate tax provision.

(8) Leases

The Company leases certain warehouse and office facilities, equipment and retail stores under operating leases that range from two to six years. Facility and retail store leases generally contain renewal options. Rental expense for operating leases was $3.2 million, $3.9 million and $5.0 million for the years ended November 30, 2002, 2001 and 2000, respectively. Future minimum lease payments under operating leases as of November 30, 2002 are as follows (in thousands):

Year ending November 30,	Amount
2003	$3,721
2004	2,290
2005	1,588
2006	801
2007	543
Thereafter	212

(9) Impairment of Assets

In the second quarter of 2002, the Company decided as part of its plan to reposition its operations to exit the U.K., Peru and Argentina as soon as practicable (see Note 13). As a result of this decision, an impairment charge of $3.7 million was incurred for the three months ended May 31, 2002, which included $2.2 million for accumulated foreign currency translation adjustments as a result of the Company's liquidation of its investment in each of these operations and $1.5 million for property and equipment. The property and equipment was reduced to estimated market value.

In the third quarter of 2000, the Company decided to exit its Venezuela operations (see Note 16). The Company recorded a $4.9 million impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, the Company completed the sale of its Venezuela operations and realized a gain of $1.1 million.

In the fourth quarter of 2000, the Company recorded a non-cash goodwill impairment charge of $6.4 million due to a major carrier customer's proposed changes to an existing contract that adversely changed the long-term prospects of the Peru operations.

In the second quarter of 2000, the Company recorded an impairment charge of $1.0 million to reduce the carrying value of other assets.

(10) Separation Agreement

The Company announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and Chief Executive Officer and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994 became Chairman of the Board, and Terry S. Parker, a member of the Board of Directors and a former President and Chief Operating Officer of the Company, rejoined the Company as Chief Executive Officer. The Company recorded expense of $5.7 million in 2001 related to the separation agreement between the Company and Mr. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

In July, 2001, the Company entered into a Consulting Agreement with Alan H. Goldfield, under which the Company engaged Mr. Goldfield to perform such services for the Company as are mutually agreeable to

Mr. Goldfield and the Chief Executive Officer of the Company. Under the Consulting Agreement, Mr. Goldfield has the honorary title of "Chairman Emeritus" of the Company but is not a director, officer or employee of the Company and has no authority to act on behalf of the Company. The Company agreed to pay Mr. Goldfield 5% of net earnings from specified new lines of business conducted by the Company in PRC, Hong Kong, Korea, Japan, Taiwan, Singapore, Malaysia and the Philippines (the "Earnout") through November 30, 2006 if not earlier terminated, but not to exceed $15,000,000. New business lines covered by the Earnout include the sale of prepaid calling cards, the sale of specified paging and long distance services, the sale of "Tai Chi box" services and products and the sale of personal digital assistants and digital cameras. For fiscal year 2002, the Company paid Mr. Goldfield $241,077 in connection with services provided pursuant to his Separation Agreement and Release effective July 5, 2001. No payments have been made pursuant to the Consulting Agreement. The Consulting Agreement terminates on the earlier of November 30, 2006, a termination of Mr. Goldfield for cause by the Company, the death of Mr. Goldfield, written notice of termination by either party as a result of the disability of Mr. Goldfield or voluntary termination by Mr. Goldfield upon not less than 30 days prior written notice. Under the Consulting Agreement, a termination will generally be considered for "cause" if it is due to Mr. Goldfield's (i) willful gross misconduct, (ii) conviction of a felony, (iii) breach of his covenants of confidentiality and non-competition set forth in the Consulting Agreement or (iv) violation of the Foreign Corrupt Practices Act. In the event of termination due to the death or disability of Mr. Goldfield, the Company must still pay the Earnout through November 30, 2006.

The Consulting Agreement also includes non-competition and confidentiality provisions. The non-competition provision is effective until the later of July 5, 2003 or the date the Consulting Agreement is terminated.

(11) Gain on Sale of Assets

The Company recorded a gain on sale of assets of $0.9 million in 2001 primarily associated with the sale of its Venezuela operations in December 2000. (See Note 16.) The Company recorded a gain of $6.2 million for the year ended November 30, 2000, associated with the sale of the following (in thousands):

Brazil joint venture (see Note 15)	$6,048
Poland operations	152
	$6,200

In the fourth quarter of 1999, based on the market conditions in Poland, the Company decided to sell its operations in Poland. The Company recorded an impairment charge of $5.5 million, including a $4.5 million write down of goodwill to reduce the carrying value of the assets of the operations in Poland to their estimated fair value in 1999. The sale was completed in 2000 resulting in a gain of $0.2 million. Revenues for the operations in Poland were $2.2 million for the year ended November 30, 2000.

(12) Extraordinary Gain (Loss) on Early Extinguishment of Debt

At November 30, 2001, the Company had $150.0 million of 5% Convertible Subordinated Noted due October 15, 2002, which were convertible into 1.1 million shares of common stock at $138.34 per share (adjusted for the effect of the one-for-five reverse stock split effective on February 22, 2002) at any time prior to maturity.

On January 14, 2002, the Company filed an S-4 registration statement (the "Exchange Offer") with the Securities and Exchange Commission offering to exchange, for each $1,000 principal amount of its existing 5% Convertible Subordinated Notes due October 2002, (the "Subordinated Notes") $366.67 in cash and, at the election of the holder, one of the following options: a) $400.94 principal amount of 12% Senior Subordinated Notes due January 2007 (the "Senior Notes"), b) $320.75 principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes"), or c) $400.94 principal amount of Senior Convertible Notes.

On February 20, 2002, the Company completed its Exchange Offer for its $150.0 million of Subordinated Notes. Holders owning $128.6 million of Subordinated Notes exchanged them for $47.2 million in cash, $12.4 million of Senior Notes, and $39.1 million of Senior Convertible Notes. Upon completion of the Exchange Offer $21.4 million of the Subordinated Notes were not exchanged.

The Company realized a pre-tax extraordinary gain on early extinguishment of debt of $17.1 million during the first quarter of fiscal 2002 ($10.9 million after-tax) as a result of the exchange. The exchange was accounted for as a troubled debt restructuring in accordance with Financial Accounting Standards Board Statement No. 15. Accordingly, the total future interest payments of $8.8 million on the Senior Notes and Senior Convertible Notes were accrued upon completion of the exchange and were included in accrued expenses ($3.4 million) and other long-term liabilities ($5.4 million). As of November 30, 2002, the Company had made cash payments of $1.7 million for interest associated with the Senior Notes and Senior Convertible Notes and the Company has future interest payments accrued of $2.5 million in accrued expenses and $4.6 million in other long-term liabilities. The Company will not recognize these payments as interest expense in future periods.

As a result of the Exchange Offer, the Company was deemed to have undergone an ownership change for purposes of the Internal Revenue Code. The Company has sufficient tax carryforwards to offset the tax liability on the extraordinary gain.

The Company extinguished $4.5 million of the Subordinated Notes not tendered in the Exchange Offer in several transactions through July 29, 2002 using various combinations of cash and the Company's common stock. On October 15, 2002, the Company redeemed at maturity for cash, the remaining $16.9 million of its Subordinated Notes.

The following summarizes the gain on early extinguishment of debt (in thousands):

	Exchange Offer	Other Transactions	Total
Face amount of Subordinated Notes	$128,616	4,446	133,062
Deferred loan costs related to Subordinated Notes	(507)	(8)	(515)
Book value of Subordinated Notes	128,109	4,438	132,547
Consideration and expenses			
Cash	47,205	2,435	49,640
Senior Convertible Notes issued	39,148	—	39,148
Senior Notes issued	12,374	—	12,374
Common stock issued	—	1,884	1,884
Future interest payments on notes issued	8,793	—	8,793
Expenses incurred	3,500	—	3,500
Gain on exchange	17,089	119	17,208
Taxes	6,152	42	6,194
Gain, net of tax	$ 10,937	77	11,014

In 2001, as a result of the early termination of its previously existing credit facility, the Company had an after tax extraordinary loss of $0.6 million, primarily related to the write off of deferred loan costs related to the facility.

On December 1, 2002, the Company adopted FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections" which requires that all gains and losses on extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB No. 30. Accordingly, the Company will reclassify in 2003 the gain (loss) on early extinguishment of debt from an extraordinary gain (loss) to a separate line item before income taxes.

(13) Repositioning of Operations

In the second quarter of 2002, the Company decided, as part of its plan to reposition its operations, that it would exit the United Kingdom (the "U.K."), Peru and Argentina as soon as practicable, as well as address the balance of its European and Latin American markets, excluding Mexico and Miami. As a result of the decision to exit the U.K., Peru and Argentina, the Company recorded a net charge of $10.0 million for the three months ended May 31, 2002. During the third quarter of 2002, the Company completed the divestitures of its Peru and Argentina operations to local management at approximately book value. As part of the divestitures the Company obtained promissory notes totaling $0.9 million and $0.2 million, respectively, from local management in Peru and Argentina. These promissory notes are fully reserved and will remain reserved pending receipt of payments by the Company. As of August 31, 2002, the Company's operations in the U.K. were closed, except for certain administrative matters. The third and fourth quarters of 2002 include reversal of allowances of $0.8 million and $2.5 million, respectively, related to the closure of the U.K. operation as the amounts collected on accounts receivable and the market value of the inventory exceeded original estimates. Also, due to the progress made with the tax authorities, the valuation allowance was reversed on an income tax receivable.

The following table summarizes the income statement classification of the charge (in thousands):

	Three months ended May 31, 2002	Reversal of allowances	Net charge
Cost of sales	$ 2,256	(1,131)	1,125
Selling, general and administrative	1,691	(588)	1,103
Impairment of assets	3,655	—	3,655
Severance and exit charges	2,566	—	2,566
Total charge	10,168	(1,719)	8,449
Tax benefit	(184)	(1,541)	(1,725)
Net charge	$ 9,984	(3,260)	6,724

Of the $2.6 million in severance and exit charges, all of which consisted of expected cash outlays, $1.8 million has been paid or settled as part of the divestiture of the Company's Peru and Argentina operations and the shutdown of the U.K. operations. The remaining $0.8 million relates to lease payments associated with the U.K. operations and has not yet been paid as of November 30, 2002.

The severance and exit charge consists of the following (in thousands):

Severance—80 employees	$1,626
Lease accruals	780
Other	160
	$2,566

The Company recorded an impairment charge of $3.7 million for the three months ended May 31, 2002, which included $2.2 million for accumulated foreign currency translation adjustments as a result of the Company's liquidation of its investments in each of these operations and $1.5 million for property and equipment. The property and equipment were reduced to estimated market value of $0.1 million.

Following is a summary of the combined results of operations, including the exit charge in the U.K., Peru, and Argentina (in thousands):

	Fiscal year ended November 30,		
	2002	2001	2000
Revenues	$ 63,942	139,916	$203,382
Cost of sales	61,585	134,863	196,426
Gross profit	2,357	5,053	6,956
Selling, general and administrative expenses	6,893	10,368	8,502
Impairment of assets	3,655	—	6,435
Severance and exit charges	2,566	—	—
Operating loss	$(10,757)	(5,315)	(7,981)

The Company has completed the evaluation of the balance of its Latin American markets, excluding Mexico and Miami. The Company has decided to continue its operation in Chile as this operation is expected to continue to be profitable and to generate cash. To reduce its in-country exposure in Colombia, the Company is negotiating with its major carrier customer in Colombia to shift the Company's business with the carrier to the Company's Miami export operations. In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent. The Company will explore opportunities to sell its operations in Sweden.

(14) United Kingdom International Trading Operations

In April 2000, the Company curtailed a significant portion of its U.K. international trading operations following third party theft and fraud losses. As a result of the curtailment, the Company experienced a reduction in revenues for the U.K. operations after the first quarter of 2000 compared to 1999. The trading business involves the purchase of products from suppliers other than manufacturers and the sale of those products to customers other than network operators or their dealers and other representatives.

For the quarter ended May 31, 2000, the Company recorded a $4.4 million charge consisting of $3.2 million from third party theft and fraud losses during the purchase, transfer of title and transport of six shipments of wireless handsets and $1.2 million in inventory obsolescence expense for inventory price reductions incurred while the international trading business was curtailed pending investigation. The Company recovered $0.9 million in cash associated with the third party theft and fraud losses. This recovery is recorded in cost of sales in the fourth quarter of 2002. The Company is pursuing legal action where appropriate to recover additional amounts. However, the ultimate recovery in relation to these losses, if any, cannot be determined at this time.

(15) Brazil

From 1998 to 2000, the Company's Brazil operations were primarily conducted through a majority-owned joint venture. Following a review of its operations in Brazil, the Company concluded that its joint venture structure, together with foreign exchange risk, the high cost of capital in that country, accumulated losses, and the prospect of ongoing losses, were not optimal for success in that market. As a result, in the second quarter of 2000 the Company elected to exit the Brazil market.

On August 25, 2000, the Company completed the divestiture of its 51% ownership in the joint venture to its joint venture partner, Fontana Business Corp. Following is a summary of the operations related to Brazil (amounts in thousands):

	Year ended November 30, 2000
Revenues	$40,602
Cost of sales	41,567
Gross profit (loss)	(965)
Selling, general and administrative expenses	10,038
Operating loss	11,003
Other income (expense):	
Gain on sale of assets	6,048
Interest expense	(3,475)
Total other income (expense)	2,573
Loss before income taxes	$ 8,430

The Company recognized a pre-tax gain on sale of $6.0 million in conjunction with the disposition of its 51% interest in the joint venture in the third quarter of 2000. The Company had a negative carrying value in its 51% interest in the joint venture as a result of losses previously recognized. In the disposition, the Company obtained promissory notes totaling $8.5 million related to the Company's funding of certain U.S. letters of credit supporting Brazilian debt obligations. These promissory notes are fully reserved and will remain reserved pending receipt of payments by the Company.

During the quarter ended May 31, 2000, the Company also fully reserved certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000 and which were further affected by the decision, in the second quarter of 2000, to exit Brazil.

(16) Venezuela

During the quarter ended August 31, 2000, the Company decided, based upon the current and expected future economic and political climate in Venezuela, to divest its operations in Venezuela. For the quarter ended August 31, 2000, the Company recorded an impairment charge of $4.9 million to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. The Company subsequently sold its operations in Venezuela in December 2000 for a gain of $1.1 million. Following is a summary of the Venezuela operations (amounts in thousands):

	Year ended November 30, 2000
Revenues	$ 36,639
Cost of sales	35,342
Gross profit	1,297
Selling, general and administrative expenses	8,630
Impairment of assets	4,930
Operating loss	12,263
Other income (expense):	
Interest expense	(8)
Other, net	(1,039)
Total other income (expense)	(1,047)
Loss before income taxes	$13,310

(17) Redistributor Business

The Company phased out a major portion of its redistributor business in the Miami and North American operations in 2000 due to the volatility of the redistributor business, the relatively lower margins and higher credit risks. Redistributors are distributors that do not have existing direct relationships with manufacturers and who do not have long-term carrier or dealer/agent relationships. These distributors purchase product on a spot basis to fulfill intermittent customer demand and do not have long-term predictable product demand. Revenues for the redistributor business for Miami and the North American Region for the year ended November 30, 2000 were $57.4 million.

(18) Inventory Obsolescence Expense and Bad Debt Expense

Inventory obsolescence expense of $10.6 million, $10.2 million and $32.3 million for the years ended November 30, 2002, 2001 and 2000, respectively, is included in cost of goods sold in the accompanying consolidated statements of operations.

Bad debt expense of $4.5 million, $6.7 million and $51.5 million for the years ended November 30, 2002, 2001 and 2000 respectively, is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(19) Segment and Related Information

The Company operates predominantly within one industry, wholesale and retail sales of wireless telecommunications products. The Company's management evaluates operations primarily on income before interest and income taxes in the following reportable geographic regions: Asia-Pacific, North America, which consists of the United States, Latin America, which includes Mexico and the Company's Miami, Florida operations ("Miami") and Europe. Revenues and operations of Miami are included in Latin America since Miami's product sales are primarily for export to Latin American countries, either by the Company or through its exporter customers. The Corporate segment includes headquarters operations, income and expenses not allocated to reportable segments, and interest expense on the Company's Facility and Notes. Corporate segment assets primarily consist of cash, cash equivalents and deferred income tax assets. The accounting policies of the reportable segments are the same as those described in note (1). Intersegment sales and transfers are not significant. Segment information for the years ended November 30, 2002, 2001 and 2000 follows (in thousands):

	Asia-Pacific	North America	Latin America	Europe	Corporate	Total
November 30, 2002:						
Revenues from external customers	$1,115,499	558,173	341,632	181,310	—	2,196,614
Impairment of assets	—	—	2,532	1,123	—	3,655
Severance and exit charges	—	—	561	2,005	—	2,566
Operating income (loss)	34,374	18,774	(15,047)	(5,247)	(20,919)	11,935
Income (loss) before interest and income taxes and extraordinary gain	34,417	14,873	(16,700)	8,133	(28,399)	12,324
Extraordinary gain on extinguishment of debt	—	—	—	—	11,014	11,014
Total assets	229,176	72,863	117,151	46,535	49,866	515,591
Depreciation, amortization and impairment of assets	2,601	1,137	4,563	1,886	1,647	11,834
Capital expenditures	3,939	386	1,198	171	1,066	6,760
November 30, 2001:						
Revenues from external customers	$1,213,454	578,612	411,079	230,658	—	2,433,803
Separation agreement	—	—	—	—	5,680	5,680
Operating income (loss)	33,099	25,805	(11,372)	(3,878)	(28,043)	15,611
Equity in income (loss) of affiliated companies, net	(858)	—	—	—	—	(858)
Impairment of investment	(2,215)	—	—	—	—	(2,215)
Income (loss) before interest and income taxes and extraordinary loss	30,300	21,752	(10,793)	(3,722)	(22,015)	15,522
Extraordinary loss on extinguishment of debt, net of tax	—	—	—	—	(626)	(626)
Total assets	263,268	143,598	130,481	48,885	59,838	646,070
Depreciation, amortization and impairment of assets	2,309	1,179	2,664	929	3,886	10,967
Capital expenditures	2,822	801	1,108	258	569	5,558
November 30, 2000:						
Revenues from external customers	$1,024,762	499,171	636,354	315,395	—	2,475,682
Impairment of assets	—	974	11,365	—	—	12,339
Operating income (loss)	7,770	(16,425)	(38,724)	2,263	(24,813)	(69,929)
Equity in income (loss) of affiliated companies, net	(1,805)	—	—	—	—	(1,805)
Income (loss) before interest and income taxes	6,361	(24,021)	(31,623)	2,450	(22,528)	(69,361)
Total assets	289,677	172,527	256,907	56,824	82,889	858,824
Depreciation, amortization and impairment of assets	1,905	3,661	14,492	810	2,703	23,571
Capital expenditures	1,256	1,309	2,052	452	392	5,461

A reconciliation from the segment information to the income (loss) before income taxes included in the consolidated statements of operations for the years ended November 30, 2002, 2001, and 2000 follows (in thousands):

	2002	2001	2000
Income (loss) before interest and income taxes and extraordinary gain (loss) per segment information	$12,324	15,522	(69,361)
Interest expense per the consolidated statements of operations	(7,564)	(15,383)	(19,113)
Interest income included in other, net in the consolidated statements of operations	1,433	3,237	4,759
Income (loss) before income taxes and extraordinary gain (loss) per the consolidated statements of operations	$ 6,193	3,376	(83,715)

Geographical information for the years ended November 30, 2002, 2001 and 2000, follows (in thousands):

	2002		2001		2000	
	Revenues	Long-lived assets	Revenues	Long-lived assets	Revenues	Long-lived assets
United States	$ 613,402	11,109	633,566	12,341	578,262	15,257
People's Republic of China	882,033	3,640	876,726	777	580,445	740
Hong Kong	38,873	6,051	172,907	3,748	144,964	5,851
United Kingdom	47,467	—	111,433	457	163,797	637
Mexico	185,627	2,196	250,335	2,838	383,256	3,038
All other countries	429,212	5,321	388,836	6,995	624,958	5,664
	$2,196,614	28,317	2,433,803	27,156	2,475,682	31,187

For purposes of the geographical information above, the Company's Miami operations are included in the United States. Revenues are attributed to individual countries based on the location of the originating transaction.

A customer in the Asia-Pacific Region accounted for approximately 10% or $230.0 million and 11% or $268.0 million of consolidated revenues for the years ended November 30, 2002 and 2001, respectively. No customer accounted for 10% or more of consolidated revenues in the year ended November 30, 2000.

At November 30, 2001, the Company had a receivable of $33.4 million from a customer in the North America Region.

(20) Acquisitions

In August 1999, the Company acquired the business and certain net assets of Montana Telecommunications Group B.V. in The Netherlands in a transaction accounted for as a purchase. The purchase price was $2.3 million, which resulted in $1.0 million of goodwill with an estimated life of 20 years. Additional payments based on future operating results of the business over the four year period subsequent to acquisition may be paid in cash. For 2000, 2001, and 2002 payments of $0.1 million, $0.1 and $0.2 million were made pursuant to the agreement and recorded as goodwill.

The Company acquired TA Intercall AB (Sweden), in January 1998. This transaction was accounted for as a purchase. The original purchase price was $9.1 million, which resulted in $6.5 million of goodwill with an estimated life of 20 years. Additional payments based on operating results of Sweden for the three years subsequent to acquisition were paid either in cash or common stock at the Company's option. In 2000, $4.0 million of additional goodwill was recorded for Sweden based upon the estimated payment amount. In 2001, $0.6 million of additional goodwill was recorded in conjunction with the final acquisition payment.

The consolidated financial statements include the operating results of each business from the date of acquisition. The impact of these acquisitions was not material in relation to the Company's consolidated financial position or results of operations.

(21) Stockholders' Equity

(a) Common Stock Options

The Company has a stock option plan (the "Plan") covering 2.28 million shares of its common stock. Options under the Plan expire ten years from the date of grant unless earlier terminated due to the death, disability, retirement or other termination of service of the optionee. Options have vesting schedules ranging from 100% on the first anniversary of the date of grant to 25% per year commencing on the first anniversary of the date of grant. The exercise price is equal to the fair market value of the common stock on the date of grant.

The Company also has a stock option plan for non-employee directors ("Directors' Option Plan"). The Directors' Option Plan provides that each non-employee director of the Company as of the date the Directors' Option Plan was adopted and each person who thereafter becomes a non-employee director should automatically be granted an option to purchase 1,500 shares of common stock. The exercise price is equal to the fair market value of the common stock on the date of grant. A total of 30,000 shares of common stock are authorized for issuance pursuant to the Directors' Option Plan. Each option granted under the Directors' Option Plan becomes exercisable six months after its date of grant and expires ten years from the date of grant unless earlier terminated due to the death, disability, retirement or other termination of service of the optionee. Non-employee directors also receive an annual grant of an option to purchase 1,000 shares of Company common stock under the Plan. Such options vest over a four year period and have an exercise price equal to the fair market value of the Company's common stock as of market close on the date of grant. The per share weighted-average fair value of stock options granted during the years ended November 30, 2002, 2001 and 2000, was $2.34, $5.51 and $29.25, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	0.00%	0.00	0.00
Volatility	90.00	92.00	88.00
Risk-free interest rate	3.50	4.70	6.50
Expected term of options (in years)	3.40	3.40	3.40

The Company applies Opinion 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been the pro forma amounts below for the years ended November 30, 2002, 2001 and 2000 (in thousands, except per share amounts):

	2002	2001	2000
Net income (loss) as reported	$(29,924)	550	(62,959)
Diluted net income (loss) per share as reported	(2.44)	0.05	(5.24)
Pro forma net income (loss)	(30,499)	(1,380)	(65,981)
Pro forma diluted net loss per share	(2.49)	(0.11)	(5.49)

Stock option activity during the years ended November 30, 2002, 2001 and 2000, is as follows:

	2002		2001		2000	
	Number of shares	Weighted-Average Exercise Prices	Number of shares	Weighted-Average Exercise Prices	Number of shares	Weighted-Average Exercise Prices
Granted	484,300	3.873	603,925	$ 9.555	302,739	$47.765
Exercised	—	0.000	—	0.000	17,025	23.270
Forfeited	337,568	19.312	159,860	34.775	203,971	47.795
Outstanding, end of year	1,527,658	23.828	1,380,926	29.780	936,861	43.910
Exercisable, end of year	721,717	37.165	597,780	39.185	437,938	40.605
Reserved for future grants under the Plan	470,710					
Reserved for future grants under the Directors' Option Plan	18,000					

For options outstanding and exercisable as of November 30, 2002, the exercise prices and remaining lives were:

Range of Exercise Prices	Number Outstanding	Average Remaining Life (in years)	Weighted-Average Exercise Prices	Number Exercisable	Weighted-Average Exercise Prices
$3.060–4.300	390,000	9.5	$ 3.7070	500	4.1500
$4.3500–10.2500	435,524	8.5	8.7419	137,886	9.9214
$10.6000–49.3750	510,109	5.0	39.3260	397,031	37.0022
$51.5650–99.4000	192,025	5.3	57.7431	186,300	57.7640
	1,527,658	7.2	$23.8284	721,717	$37.1649

(b) Stockholder Rights Plan

The Company has a Stockholder Rights Plan, which provides that the holders of the Company's common stock receive five-thirds of a right ("Right"), as adjusted for prior stock splits, for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Preferred Stock, par value $.01 per share, at a purchase price of $80.00, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights would be entitled to buy shares of the Company's common stock or stock of an acquirer of the Company at a 50% discount. The Rights expire on January 9, 2007, unless earlier redeemed by the Company.

(22) Commitments and Contingencies

(a) Legal Proceedings

On October 15, 2001, the Company announced that the results for the three and six months ended May 31, 2001 would be restated to reflect certain accounting adjustments. In October 2001, the Company received an inquiry from the SEC requesting information concerning the restatement of earnings for the quarter ended May 31, 2001. The Company believes that it has fully responded to such request.

The Company is also a party to various other claims, legal actions and complaints arising in the ordinary course of business.

Management believes that the disposition of these matters should not have a materially adverse effect on the consolidated financial condition or results of operations of the Company.

(b) 401(k) Savings Plan

The Company established a savings plan for employees in 1994. Employees are eligible to participate if they were full-time employees as of July 1, 1994, or on completing 90 days of service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under provisions of the plan, eligible employees are allowed to contribute as much as 50% of their compensation, up to the annual maximum allowed by the Internal Revenue Service. The Company may make a discretionary matching contribution based on the Company's profitability. The Company made contributions of approximately $0.3 million, $0.3 million and $0.2 million to the plan for the years ended November 30, 2002, 2001 and 2000 respectively.

(c) Foreign Currency Contracts

From time to time, the Company uses foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Company's international operations. The forward contracts establish the exchange rates at which the Company should purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short-term in nature (45 days to one year), and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

At November 30, 2002 and November 30, 2001, the Company had no forward contracts.

(23) Subsequent Event

In January 2003, the Company signed a letter of intent with local management for the sale of its Netherlands operations. There can be no assurance that the sale will be completed due to a number of contingencies contained in the letter of intent.

CELLSTAR CORPORATION AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenues	$629,243	573,262	522,971	471,138
Gross profit	34,654	35,006	34,742	26,406
Net income (loss)	11,395(a)	(5,913)(b)	6,149(c)	(41,555)(c)(d)
Net income (loss) per share:				
Basic:	0.95(a)	(0.49)(b)	0.50(c)	(3.29)(c)(d)
Diluted:	0.90(a)	(0.49)(b)	0.30(c)	(3.29)(c)(d)
2001				
Revenues	$645,158	572,879	610,496	605,270
Gross profit	36,793	32,267	31,069	35,697
Net income (loss)	4,192	3,591	(5,840)(e)	(1,393)(f)
Net income (loss) per share:				
Basic:	0.35	0.30	(0.49)(e)	(0.12)(f)
Diluted:	0.35	0.30	(0.49)(e)	(0.12)(f)

(a) In the first quarter of 2002, the Company completed its exchange offer for its $150.0 million 5% convertible subordinated notes and recognized an extraordinary gain net of tax of $10.9 million.

(b) In the second quarter of 2002, the Company decided as part of its plan to reposition its operations that it would exit the United Kingdom, Peru and Argentina. As a result of the decision, the Company recorded an after-tax charge of $10.0 million.

(c) In the third and fourth quarters of 2002, the Company reversed allowances of $0.8 million and $2.5 million, respectively, related to the closure of the U.K. operations.

(d) In the fourth quarter of 2002, the Company recorded tax expense of $44.2 million related to undistributed earnings in its non-U.S. subsidiaries which were previously considered permanently reinvested.

(e) In the third quarter of 2001, the Company's operations were affected by a charge related to the separation agreement between the Company and the former Chief Executive Officer of $5.7 million and an impairment charge to reduce the carrying value of an investment of $2.2 million.

(f) In the fourth quarter of 2001, the Company's operations were affected by $0.6 million after tax extraordinary loss on the early extinguishment of debt and a charge in selling, general and administrative expenses related to value-added taxes of $3.0 million.

CELLSTAR CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years ended November 30, 2002, 2001 and 2000
(in thousands)

	Balance at beginning of period	Charged to costs and expenses	Charged to activation income (a)	Deductions, net of recoveries	Balance at end of period
Allowance for doubtful accounts:					
November 30, 2002	$57,359	4,479	—	(4,208)	57,630
November 30, 2001	75,810	6,737	(53)	(25,135)	57,359
November 30, 2000	33,152	51,533	103	(8,978)	75,810
Reserve for inventory obsolescence					
November 30, 2002	$16,188	10,588	—	(15,327)	11,449
November 30, 2001	19,312	10,210	—	(13,334)	16,188
November 30, 2000	14,868	32,255	—	(27,811)	19,312

(a) The Company, under agent agreements, earns activation commissions from wireless service providers on engaging subscribers for wireless handset services in connection with the Company's retail operations. The agent agreements also provide for the reduction or elimination of activation commissions if the subscribers deactivate service within a stipulated period. The Company reduces activation income for increases in the allowance for estimated deactivations.

Letter to Stockholders

Notice of 2002 Annual Meeting And Proxy Statement

2002 Financial Information

- Management's Discussion and Analysis of Financial Condition and Results of Operations
- Consolidated Financial Statements

CELLSTAR® CORPORATION

Proxy Statement and

2002 Financial Information

January 5, 2004

To CellStar Corporation Stockholders:

You are cordially invited to attend the 2002 Annual Meeting of Stockholders of CellStar Corporation (the "Company") to be held at the Omni Dallas Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas, on Tuesday, February 10, 2004, at 10:00 a.m., Dallas time.

The attached Notice of Annual Meeting and Proxy Statement fully describe the formal business to be transacted at the annual meeting, which consists of (i) the election of two Class II directors of the Company and (ii) the approval of the CellStar Corporation 2003 Long-Term Incentive Plan.

Directors and officers of the Company will be present to help host the annual meeting and to respond to any questions that our stockholders may have. I hope you will be able to attend.

For the reasons described in the accompanying Proxy Statement, the Company's Board of Directors believes that a favorable vote on each of the matters to be considered at the annual meeting is in the best interests of the Company and its stockholders and unanimously recommends a vote "FOR" each such matter. Accordingly, we urge you to review the accompanying material carefully and to return the enclosed proxy promptly.

Please sign, date and return the enclosed proxy without delay. If you attend the annual meeting, you may vote in person even if you have previously mailed a proxy.

I look forward to seeing you at the annual meeting.

Sincerely,

Terry S. Parker
Chief Executive Officer

CELLSTAR CORPORATION
1730 Briercroft Court
Carrollton, Texas 75006

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held February 10, 2004

NOTICE IS HEREBY GIVEN that the 2002 Annual Meeting of Stockholders (the "Meeting") of CellStar Corporation, a Delaware corporation (the "Company"), will be held at the Omni Dallas Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas, on Tuesday, February 10, 2004, at 10:00 a.m., Dallas time, for the following purposes:

(1) To elect two Class II directors for a term expiring in 2006;

(2) To approve the CellStar Corporation 2003 Long-Term Incentive Plan; and

(3) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The close of business on December 18, 2003, has been fixed by the Company's Board of Directors as the record date for determining stockholders entitled to notice of and to vote at the Meeting or any adjournment or adjournments thereof. For a period of at least ten days prior to the Meeting, a complete list of stockholders entitled to vote at the Meeting will be open for the examination of any stockholder during ordinary business hours at the Company's offices located at 1730 Briercroft Court, Carrollton, Texas 75006.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM.

By Order of the Board of Directors,

Elaine Flud Rodriguez
Senior Vice President, Secretary
and General Counsel

Carrollton, Texas

January 5, 2004

CELLSTAR CORPORATION
1730 Briercroft Court
Carrollton, Texas 75006

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To Be Held February 10, 2004

This Proxy Statement is furnished in connection with the solicitation of proxies ("Proxies") by the Board of Directors of CellStar Corporation (the "Company" or "CellStar") for use at the 2002 Annual Meeting of Stockholders (the "Meeting") of the Company to be held at the Omni Dallas Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas, on Tuesday, February 10, 2004, at 10:00 a.m., Dallas time, or at such other time and place to which the Meeting may be adjourned. The date on which this Proxy Statement, 2002 financial information, and accompanying Proxy are intended to first be sent or given to stockholders is January 5, 2004.

All shares represented by valid Proxies, unless the stockholder specifies otherwise, will be voted (i) FOR the election of the two persons named under "Proposal I – Election of Directors" as nominees for election as Class II directors; and (ii) FOR the approval of the CellStar Corporation 2003 Long-Term Incentive Plan (the "2003 Incentive Plan").

The Board of Directors knows of no other business to be presented at the Meeting. If any other business is properly presented, the persons named in the enclosed Proxy have authority to vote on such matters in accordance with such persons' discretion. Where a stockholder has appropriately specified how a Proxy is to be voted, it will be voted accordingly.

A stockholder executing a Proxy retains the right to revoke it at any time prior to exercise at the Meeting. A Proxy may be revoked by delivery of written notice of revocation to the Secretary of the Company, by execution and delivery of a later Proxy, or by voting the shares in person at the Meeting.

RECORD DATE AND VOTING SECURITIES

The record date for determining the stockholders entitled to notice of and to vote at the Meeting and any postponements and adjournments thereof was the close of business on December 18, 2003 (the "Record Date"), at which time the Company had issued and outstanding 20,357,742 shares of common stock, par value $0.01 per share ("Common Stock"). Common Stock is the only class of outstanding voting securities of the Company.

QUORUM AND VOTING

The presence at the Meeting, in person or by Proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date is necessary to constitute a quorum for the conduct of business at the Meeting. Each share of Common Stock represented at the Meeting in person or by Proxy will be counted toward a quorum. If a quorum is not present or in the event that a sufficient number of votes to approve a proposal is not present at the Meeting, the persons named in the Proxies may propose one or more adjournments of the Meeting to permit further solicitation of Proxies. Any such adjournments will require the affirmative vote of the holders of a majority of the shares present in person or represented by Proxy at the session of the Meeting to be adjourned. If a quorum is not present, then, in accordance with the bylaws of the Company, Proxies will be used to vote for adjournment. If a quorum is present, but the vote required to approve a proposal is not obtained, the Proxies to be used to vote in favor of such proposal will be voted in favor of an adjournment to solicit further Proxies with respect to such proposal and the Proxies to be used to vote against such proposal will be voted against an adjournment to solicit further Proxies with respect to such proposal. Each share of Common Stock is entitled to one vote with respect to all matters presented for stockholder vote at the Meeting.

To be elected, the nominees for election as a Class II director must receive the affirmative vote of the holders of a plurality of the shares of Common Stock present or represented at the Meeting and entitled to vote thereon. Votes may be cast in favor of or withheld with respect to each nominee. Votes that are withheld will be counted toward the determination of whether a quorum exists, but will be excluded entirely from the tabulation of votes for election of the specified nominee and, therefore, will not affect the outcome of the vote on such proposal.

Approval of Proposal II requires the affirmative vote of the holders of a majority of the shares of Common Stock present or represented at the Meeting and entitled to vote on such proposal. Votes may be cast in favor of, against or withheld with respect to such proposal. Votes that are withheld will be counted toward the determination of whether a quorum exists, and will have the same effect as a vote against Proposal II.

"Broker non-votes" (*i.e.*, shares held by brokers or nominees as to which the brokers have no discretionary power to vote on a particular matter and have received no instructions from the persons entitled to vote such shares), if any, will be counted as present for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any matter as to which the broker has indicated on the Proxy or otherwise advised the Company that it does not have discretionary voting authority, those shares will be treated as not entitled to vote with respect to that matter. Broker non-votes will have no effect on Proposal I or Proposal II.

PROPOSAL I

ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides for a board of directors (the "Board" or the "Board of Directors") divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year at the Company's Annual Meeting of Stockholders. Each class of directors is elected for a term of three years, except in the case of elections to fill vacancies or newly created directorships.

Due to the timing of changes to the Board over the past five years, the number of directors in each class was no longer as equal as possible. In order to rectify this disparity, the Board has reclassified Jere W. Thompson from a Class II director to a Class I director. In addition, in December 2003, the Nominating Committee of the Board recommended, and the Board elected, John T. Kamm to the Board as a Class III director.

There are two Class II directors to be elected for a term expiring at the Company's Annual Meeting of Stockholders in 2006 or until their successors have been elected and qualified. It is intended that the names of the nominees indicated below will be placed in nomination and that the persons named in the Proxy will vote for their election. Each of the nominees has indicated his willingness to serve as a member of the Board of Directors if elected; *however,* in case any nominee shall become unavailable for election to the Board of Directors for any reason not currently known or contemplated, the persons named in the Proxy will have discretionary authority to vote the Proxy for a substitute. Proxies cannot be voted for more than two nominees.

Information concerning the two nominees proposed by the Board of Directors for election as Class II directors, along with information concerning the current Class I and Class III directors, whose terms of office will continue after the Meeting, is set forth below.

The nominees for election as Class II directors are as follows:

Class II Nominees—Term Expiring in 2006

Name	Age	Current Position
James L. Johnson	76	Chairman of the Board
John L. ("J.L.") Jackson	71	Director

The current directors whose terms will expire after fiscal 2003 are as follows:

Class I Director—Term Expiring in 2005

Name	Age	Current Position
Dale V. Kesler	64	Director
Jere W. Thompson	71	Director

Class III Director—Term Expiring in 2004

Name	Age	Current Position
Terry S. Parker	58	Chief Executive Officer
John T. Kamm	52	Director

Set forth below is a description of the backgrounds of each of the directors of the Company.

James L. Johnson has served as the non-executive Chairman of the Board of Directors since July 2001 and as a director of the Company since March 1994. Mr. Johnson has been Chairman Emeritus of GTE Corporation since May 1992 and served as GTE's Chairman and Chief Executive Officer from April 1988 to April 1992. Mr. Johnson began his career with Southwestern Associated Telephone Company (the predecessor company of GTE Central) in 1949. He was a member of GTE's Board of Directors from 1985 to May 1999 and a member of the Board of Directors of Finova Group Incorporated (formerly GTE Financial) until 2001. He is currently a director of Harte Hanks Communications, Inc. and M.O.N.Y. (Mutual of New York, Inc.). Mr. Johnson is also past Chairman of the United States Telephone Association. Mr. Johnson currently serves on the Nominating and Compensation Committees of the Board of Directors.

John L. ("J.L.") Jackson has served as a director of the Company since March 1999. Mr. Jackson served as Chairman and Chief Executive Officer of Global Industrial Technologies, Inc. (formerly INDRESCO) from 1993 to 1998. Before joining Global Industrial Technologies, Mr. Jackson was engaged in private executive business consulting from 1987 to 1993. From 1983 to 1987, Mr. Jackson served as a Director and as the President and Chief Operating Officer of Diamond Shamrock Corporation, and was Executive Vice President of Diamond Shamrock and President of its then newly-formed coal unit from 1979 to 1983. Mr. Jackson has served on numerous Boards of Directors, including the Fourth District Federal Reserve Bank of Cleveland, First Republic Bank, American Federal Bank, Hadson Energy Resources and National Gypsum Company. Mr. Jackson currently serves as Chairman of the Compensation Committee of the Board of Directors and also serves on the Audit Committee of the Board of Directors.

Dale V. Kesler has served as a director of the Company since March 1999. Mr. Kesler retired as an active partner of the professional accounting firm of Arthur Andersen LLP in 1996 and served as the Managing Partner of Arthur Andersen's Dallas/Fort Worth office from 1983 to 1994. Mr. Kesler was responsible for strategic planning on a world-wide basis for the Audit and Business Advisory practices of Arthur Andersen in 1982 and 1983 and served as the head of the Audit Practice in the firm's Dallas office from 1973 to 1982. Mr. Kesler also serves on the Board of Directors of Elcor Corporation, New Millennium Homes, Resource Services, Inc., Triad Hospitals, Inc. and IMCO Recycling Inc., and serves as an advisory board member to Snelling and Snelling, Inc. Mr. Kesler currently serves as Chairman of the Audit Committee of the Board of Directors.

Jere W. Thompson has served as a director of the Company since October 1999. Mr. Thompson served as President and Chief Executive Officer of The Southland Corporation from 1986 to 1991. Mr. Thompson joined Southland in 1954 and was made Vice President of store operations in 1962. He became Southland's President in 1973 and was elected to Southland's Board of Directors in 1961. Mr. Thompson was engaged in private business consulting from 1991 to 1996 when he became the President of The Williamsburg Corporation. Mr. Thompson serves on the Board of Directors and is the former Chairman of The National Center for Policy Analysis. He is also a board member of St. Paul and Zale Lipshy University Hospitals, and a member and former Chairman of The Development Board and the College and Graduate School of Business Foundation Advisory Council for The University of Texas at Austin. Mr. Thompson currently serves as Chairman of the Nominating Committee of the Board of Directors and also serves on the Audit and Compensation Committees of the Board of Directors.

Terry S. Parker has served as Chief Executive Officer of the Company since July 2001, as a director of the Company since March 1995 and as President and Chief Operating Officer of the Company from March 1995 through July 1996. Mr. Parker served as Senior Vice President of GTE Corporation and President of GTE's Personal Communications Services, GTE's wireless division, from October 1993 until he joined the Company. From 1991 to 1993, Mr. Parker served as President of GTE Telecommunications Products and Services. Prior to 1991, Mr. Parker served as President of GTE Mobile Communications. Mr. Parker served on the Board of Directors for Nucentrix Corporation from 1998 until 2001, the Board of Directors of Highway Master Communications, Inc. from 1995 to 2000, the Board of Directors of Illinois Superconductor Corporation from 1998 to 2000, the Board of Directors of Equalnet Corporation from 1996 to 1999, and the Board of Directors of Telenetics Corporation from May 2000 to March 2001. Mr. Parker also served as the President and Chief Executive Officer of Telenetics from September 2000 until March 2001.

John T. Kamm was elected by the Board of Directors to serve as a director of the Company in December of 2003, filling a vacancy in the Class III director group. Mr Kamm has worked in China for more than 30 years. Mr. Kamm is currently the President of Asia Pacific Resources, Inc., a San Francisco-based company he founded in 1993, which specializes in trade and investment, government affairs and U.S.-China relations. Mr. Kamm is also Chairman of Market Access Ltd., a Hong Kong-based consulting firm which he founded. Mr. Kamm currently serves as the Executive Director of the Dui Hua Foundation, a publicly supported organization dedicated to improving human rights in the United States and China, and Director of the Project in Human Rights Diplomacy of the Institute of International Studies of Stanford University. He is also an honorary professor of two Chinese universities, a Director of the National Committee on US-China Relations, a trustee of the World Affairs Council of California, and a member of the Advisory Council of Princeton-in-Asia. Mr. Kamm has been active in China trade for many years, including serving as Vice President, Far East, of Occidental Chemical Corporation from 1981 to 1991. Mr. Kamm also served as President of the American Chamber of Commerce in Hong Kong in 1990.

The Board of Directors recommends a vote FOR the election of the nominees for Class II Directors named above.

MEETINGS OF DIRECTORS AND COMMITTEES

The business of the Company is managed under the direction of the Board of Directors. The Board meets on a regularly scheduled basis during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. The Board of Directors met twelve times during the 2003 fiscal year. During the 2003 fiscal year, each member of the Board participated in at least 75% of all Board and applicable committee meetings held during the period for which he was a director. The Company strongly encourages all members of the Board of Directors to attend the annual meeting each year. For the most recent annual meeting, all directors were in attendance.

The Board of Directors consists of a majority of "independent directors" as such term is defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market. The Board of Directors has determined that James L. Johnson, John L. Jackson, Dale V. Kesler and Jere W. Thompson are independent directors. The independent directors meet in regularly scheduled executive sessions at least twice per year.

Stockholders may communicate with members of the Board of Directors by mail addressed to an individual member of the Board, to the full Board, or to a particular committee of the Board, at the following address: P.O. Box 810104, Carrollton, Texas, 75006. This information is also available on the Company's web site at www.cellstar.com.

The Board of Directors has established Audit, Compensation and Nominating Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. The functions of those committees, their current members, and the number of meetings held during the 2003 fiscal year are described below.

Compensation Committee. The Board of Directors has a standing Compensation Committee, which has the power to oversee and recommend to the Board of Directors the compensation policies of the Company and the specific compensation of the Company's executives. The Board of Directors, or the Compensation Committee, if delegated the authority by the Board of Directors, also has the power to administer the 1993 Amended and Restated Long-Term Incentive Plan (the "1993 Plan"), the Amended and Restated Annual Incentive Compensation Plan (the "Incentive Plan"), the 1994 Amended and Restated Non-Employee Director Nonqualified Stock Option Plan (the "Directors' Plan"), and the 2003 Incentive Plan. Messrs. Jackson, Johnson, and Thompson are the current members of the Compensation Committee. Mr. Jackson serves as Chairman of the Compensation Committee. The Compensation Committee met four times during the 2003 fiscal year. All members of the Compensation Committee are independent directors.

The Board of Directors has established an arrangement for the granting and issuance of stock options to non-executive employees of the Company under the 1993 Plan. This arrangement provides for a specified number of options (as recommended by the Compensation Committee to the Board) to be made available to each of the Company's regions, which options may be dispensed at the discretion of the regional management as approved by the Chief Executive Officer to eligible non-executive employees within that region during the course of the fiscal year. In the event the regional management dispenses its entire allotment of options before the end of the fiscal year, the Compensation Committee may, but is not obligated to, recommend to the Board that it allocate an additional number of options to the region for distribution to non-executive employees within that region. The Board of Directors will establish a similar arrangement for the granting and issuance of stock options to non-executive employees of the Company under the 2003 Incentive Plan.

Nominating Committee. The Board of Directors has a standing Nominating Committee which has the responsibility of (i) evaluating and selecting candidates to fill vacancies on the Board of Directors and (ii) considering director nominees presented by stockholders. Messrs. Thompson and Johnson are the current members of the Nominating Committee. Mr. Thompson serves as Chairman of the Nominating Committee. The Nominating Committee held one telephonic meeting in fiscal 2003.

Early in fiscal 2004, the Nominating Committee adopted a Charter to further define and clarify the roles and responsibilities of its members. The current Nominating Committee Charter is attached hereto as Appendix A. All members of the Compensation Committee are independent directors.

In December of 2003, pursuant to the Company's bylaws, the Nominating Committee nominated John T. Kamm to fill a vacancy in Class III directors left by the resignation in July of 2001 of Chairman and CEO Alan H. Goldfield. Mr. Kamm's nomination was recommended to the Nominating Committee by the Chief Executive Officer. The Nominating Committee reviewed Mr. Kamm's qualifications and recommended him for election to the Board of Directors based on his Chinese language skills, extensive knowledge of business practices in China and Hong Kong, knowledge of the Company's business operations in China, and general business background. Although the Committee has the authority to select, direct, and, if appropriate, terminate any search firm used to identify candidates for Board membership, no such search firm was used for the nomination of Mr. Kamm. Prior to joining the Board of Directors, the Company retained Mr. Kamm as a consultant, through his company, Asia Pacific Resources, Inc., from October 2001 through June 2003 to render services on all aspects of the Company's business in the Far East, with special emphasis on China. Mr. Kamm received payments of more than $60,000 in two of the last three fiscal years. Therefore, Mr. Kamm does not qualify as an independent director under Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market.

When considering a potential director candidate, the Nominating Committee looks for demonstrated character; judgment; relevant business, functional and industry experience; and a high degree of acumen. There are no differences in the manner in which the Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. The Nominating Committee has not received any recommended nominees from any stockholders in connection with this Proxy Statement.

One of the functions of the Nominating Committee is to review and consider nominations made by stockholders of the Company. The Company's Certificate of Incorporation provides that a stockholder may nominate a person or persons for election to the Board of Directors at a meeting of the Company's stockholders only if written notice of such nomination (a "Stockholder's Notice") is received by the Secretary of the Company no less than 60 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, the Stockholder's Notice must be received by the Company no later than the close of business on the tenth day following the first to occur of the date on which such notice was mailed or the date that public disclosure of the date of the meeting was made. The Certificate of Incorporation requires that the Stockholder's Notice include: (i) the name, business address, and residence address of the nominating stockholder; (ii) a representation that the nominating stockholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the Stockholder's Notice; (iii) the name, age, business address, residence address and principal occupation of the nominee; (iv) a description of all arrangements or understandings between the nominating stockholder and such nominee or nominees and any other person or persons (naming such person or persons) pursuant to which the nomination is being made by the nominating stockholder; (v) any other information relating to the nominating stockholder and such nominee or nominees that is required to be disclosed in a proxy statement or Schedule 13D filing; and (vi) the consent of each such nominee to serve as a director of the Company if elected.

Audit Committee. The Board of Directors has a standing Audit Committee, which has been charged with certain powers and duties including, among others, authority to (i) recommend to the Board the appointment of the firm selected to be independent certified public accountants for the Company and monitor the performance of such firm; (ii) review and approve the scope of the annual audit and evaluate with the independent certified public accountants the Company's annual audit and annual consolidated financial statements; (iii) review with management the status of internal accounting controls and internal audit procedures and results; (iv) evaluate problem areas having a potential financial impact on the Company that may be brought to the Committee's attention by management, the independent certified public accountants, or the Board; and (v) evaluate the public financial reporting documents of the Company. The Audit Committee is required to have and will continue to have at least three members, all of whom must be "independent directors" as defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, as may be modified or supplemented. Messrs. Kesler, Thompson, and Jackson are the current members of the Audit Committee. Mr. Thompson was appointed to the Audit Committee effective as of April 2, 2002. Mr. Johnson served as a member of the Audit Committee in fiscal 2002 until Mr. Thompson's appointment. The Audit Committee met eleven times during the 2002 fiscal year.

Dale Kesler has been designated by the Board of Directors as an audit committee financial expert. Mr. Kesler was a former partner at Arthur Anderson and has served on various boards and audit committees of publicly-held companies, thus the Board believes Mr. Kesler has the requisite understanding and experience to meet such standard. In addition, the Board determined that Mr. Jackson and Mr. Thompson are financially literate in the areas that are of concern to the Company, and are able to read and understand fundamental financial statements. The Board has also determined that Mr. Kesler, Mr. Jackson, and Mr. Thompson each meet the independence requirements set forth in the Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market. No member of the Audit Committee participated in the preparation of the financial statements of the Company or any current subsidiaries of the Company at any time during the past three years. In addition, no member of the Audit Committee accepted any consulting, advisory, or other compensatory fee from the Company, other than for service on the Board or its committees, and no member of the Audit Committee was an affiliate of the Company or any of its subsidiaries in fiscal 2003.

Report of the Audit Committee of the Board of Directors

The Board of Directors adopted a formal written charter for the Audit Committee on September 27, 1999, and has reviewed and reassessed the adequacy of the charter on an annual basis. The Audit Committee subsequently amended and restated the Audit Committee charter on January 21, 2000, on September 5, 2001, on October 13, 2003, and again on December 5, 2003 in accordance with the Marketplace Rules of the Nasdaq Stock Market and the regulations of the Securities and Exchange Commission (the "SEC") regarding audit committees. The current Audit Committee Charter is attached hereto as Appendix B.

In fulfilling its responsibilities as set forth in its charter, the Audit Committee reviewed and discussed with management the Company's audited financial statements for the fiscal year ended November 30, 2002. The Audit Committee also discussed with the Company's independent auditors for fiscal 2002, KPMG LLP ("KPMG"), the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended by Statement on Auditing Standards No. 90, *Audit Committee Communications.*

The Audit Committee received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and discussed with KPMG their independence with respect to the Company.

The Audit Committee reviewed and discussed with internal audit services the audit scope and plan for fiscal 2003, significant audit findings during fiscal 2002 and management's response thereto.

Based on these reviews and discussions and in reliance thereon, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended November 30, 2002 be included in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2002 as filed with the SEC on February 28, 2003, and amended by filings with the SEC on March 31, 2003, April 28, 2003, and July 9, 2003, and the Board of Directors approved the recommendation.

The Audit Committee reviewed and discussed the Company's financial statements for the quarterly periods ended February 28, 2003 and May 31, 2003 with KPMG, and reviewed and discussed the Company's financial statements for the quarterly period ended August 31, 2003 with Grant Thornton LLP, the Company's new independent auditors.

Dale V. Kesler
John L. ("J.L.") Jackson
Jere W. Thompson

Principal Accountant Fees

The following table summarizes the fees paid or payable to KPMG for services rendered for the fiscal year ended November 30, 2002 (in thousands).

Audit Fees		$1,086
Financial Information Systems Design and Implementation Fees		
All Other Fees:		
Audit Related Fees	$544	
Tax Fees	956	1,500
		$2,586

The Audit Committee has considered whether the provision of financial information systems design and implementation services and other non-audit services is compatible with maintaining the principal accountant's independence.

Changes in Principal Independent Accountant

On July 31, 2003, KPMG resigned as the principal independent accountants and auditors of the Company. The audit reports of KPMG on the consolidated financial statements of the Company and subsidiaries as of and for the years ended November 30, 2002 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The resignation of KPMG was not recommended or approved by the Board of Directors nor any audit or similar committee of the Board of Directors.

In connection with the audits of the Company's two most recent fiscal years ended November 30, 2002, and the subsequent interim period through July 31, 2003, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused KPMG to make reference to the subject matter of such disagreements in connection with its opinion.

In connection with the audits of the Company's two most recent fiscal years ended November 30, 2002 and the subsequent interim period through July 31, 2003, there were no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except that KPMG issued a management letter in connection with its audit of the Company's financial statements for the fiscal year ended November 30, 2001, which identified "material weaknesses" (as defined under standards established by the American Institute of Certified Public Accountants) in the Company's Mexico operations. These material weaknesses were insufficient documentation of accounting entries and procedures, failure to timely reconcile accounts receivable and accounts payable, inaccurate inventory aging, and lack of information technology controls to minimize the risk of data manipulation. Although there were no material weaknesses in the Company's internal controls on a consolidated basis for the fiscal year ended November 30, 2002, KPMG, in connection with its audit of the Company's consolidated financial statements for the fiscal year ended November 30, 2002, identified a material weakness at the Company's Mexico subsidiary level that relates to the reconciliation of certain manual accounting systems in Mexico.

In the second and third quarters of 2003, the Company implemented a system to increase automation of the activation process in order to reduce and/or eliminate duplicate activations and omissions and also has reduced the number of agents. In addition, the Company's manual reconciliation process with one of its major carrier customers previously involved numerous transactions and disputed items. The Company and the carrier customer manually reconciled these accounts. The Company has simplified the business process with the customer and the account is now timely reconciled. In addition, the Company made significant management changes during fiscal 2002 and 2003 in its Mexico operations.

The audit committee of the Company's board of directors discussed these material weaknesses with KPMG. KPMG has been authorized by the Company to respond fully to the inquiries of Grant Thornton LLP concerning these reportable events.

On August 6, 2003 the Company engaged the public accounting firm of Grant Thornton LLP ("Grant Thornton") as its principal independent accountants and auditors. Such engagement was approved by the Board and the Audit Committee on August 6, 2003.

In the Company's two most recent fiscal years and any subsequent interim period prior to the engagement of Grant Thornton, neither the Company nor anyone acting on the Company's behalf has consulted with Grant Thornton regarding either:

(i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or

(ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a "reportable event," as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

PROPOSAL II

APPROVAL OF THE CELLSTAR CORPORATION 2003 LONG-TERM INCENTIVE PLAN

The Board of Directors has adopted the 2003 Incentive Plan effective as of March 13, 2003. A copy of the 2003 Incentive Plan, which is being submitted for stockholder approval at the Meeting, is attached to this Proxy Statement as Appendix C. The 2003 Incentive Plan will replace the 1993 Plan, which expired on December 3, 2003.

The following is a brief summary of certain provisions of the 2003 Incentive Plan, which summary is qualified in its entirety by reference to the full text of the 2003 Incentive Plan. Stockholders are urged to review carefully the entire text of the 2003 Incentive Plan attached hereto as Appendix C.

Administration of the 2003 Incentive Plan

The 2003 Incentive Plan may be administered by the Board or by a committee of the Board. The Compensation Committee of the Board currently recommends any actions to be taken pursuant to the 2003 Incentive Plan to the full Board, who then acts on the recommendation. References to the "Committee" in this discussion of Proposal II shall mean the Board or a committee appointed by the Board to administer the 2003 Incentive Plan. Any member of the Compensation Committee may be removed, with or without cause, from the Compensation Committee at any time by resolution of the Board. The Committee has, subject to the terms of the 2003 Incentive Plan, the sole authority to grant Awards (as hereinafter defined) thereunder, to construe and interpret the 2003 Incentive Plan, and to make all other determinations and take any and all actions necessary or advisable for the administration of the 2003 Incentive Plan. Any interpretation, determination, or other actions made or taken by the Committee will be final, binding, and conclusive on all parties.

Notwithstanding the foregoing, the Board may delegate to the Chief Executive Officer ("CEO") of the Company the authority, subject to the terms of the 2003 Incentive Plan and such terms as the Board shall determine, to determine and designate from time to time the eligible persons to whom Awards may be granted and to perform other specified functions under the 2003 Incentive Plan.

Eligibility

Any employee, director, or advisor of the Company or its subsidiaries is eligible to participate in the 2003 Incentive Plan; however, only employees of the Company and its subsidiaries are eligible to receive incentive stock options. The Committee determines which of the eligible participants qualify to receive Awards under the 2003 Incentive Plan. As of the end of fiscal 2003, it was expected that 5 directors and approximately 95 employees would be eligible to participate in the 2003 Incentive Plan. Unless earlier terminated by action of the Board of Directors or the Committee, the 2003 Incentive Plan will terminate on March 12, 2013.

Description of Awards

The 2003 Incentive Plan provides for the grant of any or all of the following types of awards (collectively, "Awards"): (i) stock options, including "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; (iii) restricted stock; and (iv) cash awards. Awards may be granted singly, in combination, or in tandem, as determined by the Committee in its discretion. The Committee generally has the authority to fix the terms and number of Awards to be granted under the 2003 Incentive Plan; provided that no participant may receive during any fiscal year Awards covering an aggregate of more than 150,000 shares of Common Stock under the 2003 Incentive Plan. With respect to any restrictions ("Mandated Restrictions") under the 2003 Incentive Plan that are based on the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sections 422 or 162(m) of the Code, the rules of any exchange upon which the Company's securities are listed, or any other applicable law, rule, or restriction (collectively, "Applicable Law"), to the extent that any such Mandated Restrictions are no longer required by Applicable Law, the Committee and the CEO, as applicable, shall have the discretion and authority to grant Awards under the 2003 Incentive Plan that are not subject to such Mandated Restrictions and to waive any such Mandated Restrictions with respect to outstanding Awards.

Stock options are exercisable to purchase Common Stock during a period specified in each option agreement and are exercisable in installments pursuant to a vesting schedule designated by the Committee. Stock appreciation rights entitle the holder to receive cash or (in the discretion of the Committee) shares of Common Stock having a value equal to the appreciation in the fair market value of the Common Stock underlying the stock appreciation right from the date of grant to the date of exercise. Restricted stock awards give the recipient the right to receive a specified number of shares of Common Stock, subject to such terms, conditions, and restrictions as the Committee deems appropriate. Restrictions may include limitations on the right to transfer or encumber the restricted stock until the expiration of a specified period of time and forfeiture of the restricted stock upon the occurrence of certain events such as termination of employment prior to the expiration of a specified period of time.

An aggregate of 1,000,000 shares of Common Stock are currently authorized and reserved for issuance under the 2003 Incentive Plan, subject to adjustments as described under "Adjustments" below. Shares to be optioned and sold may be made available from either authorized but unissued Common Stock, Common Stock held by the Company in its treasury or Common Stock purchased by the Company on the open market or otherwise. If an option granted under the 2003 Incentive Plan terminates or expires without having been exercised in full, or restricted stock granted under the 2003 Incentive Plan is forfeited for any reason, the unexercised or forfeited shares will be available for further grants of Awards under the 2003 Incentive Plan.

The 2003 Incentive Plan requires that the purchase price per share under any option or stock appreciation right may not be less than 100% of the fair market value of the underlying shares of Common Stock on the date of grant, or 110% of such value in the case of incentive stock options granted to any employee owning more than ten percent of the total combined voting power of all classes of stock of the Company (a "Ten Percent Owner"). In addition, the term of any option or stock appreciation right may not exceed ten years, or five years in the case of incentive stock options granted to a Ten Percent Owner. No option may be exercised beyond the expiration of its term. Vesting schedules for outstanding options may range from 100% vesting on the first anniversary of the date of grant to 25% vesting per year, generally beginning on the first anniversary of the date of grant. In addition, the vesting of certain outstanding options may be tied to the achievement of performance goals. The aggregate fair market value of Common Stock with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year may not exceed $100,000.

The 2003 Incentive Plan provides that, in the event of a Change of Control, all unvested options and stock appreciation rights will become fully exercisable, and all restrictions will lapse with respect to outstanding shares of restricted stock. "Change of Control" is defined as the occurrence of any of the following events: (i) any consolidation, merger, or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities, or other property, other than a consolidation, merger, or share exchange of the Company in which the holders of Common Stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange, or other transfer (excluding transfer by way of pledge or hypothecation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "Continuing Directors") who (x) at the effective date of the 2003 Incentive Plan were directors or (y) become directors after the effective date of the 2003 Incentive Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the effective date of the 2003 Incentive Plan or whose election or nomination for election was previously so approved; or (v) in a Chapter 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. To the extent that a participant's employment agreement differs from the 2003 Incentive Plan with respect to the meaning of "Change of Control," if such employment agreement has been approved by the Committee, the definition included in such employment agreement will govern.

The exercise price for any option may be paid as follows: (i) in cash or by certified check, bank draft, or money order payable to the order of the Company; (ii) in Common Stock (including restricted stock) owned by the participant and valued at its fair market value on the date of exercise, and which the participant has not acquired from the Company within six months prior to the date of exercise; (iii) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the option or to pledge such shares as collateral for a loan from a third party and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price, and/or (iv) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. Except as may otherwise be provided in an option agreement, if the participant fails to pay for any of the option shares or fails to accept delivery of those shares, the participant's right to purchase such shares may be forfeited. The closing price of the Common Stock on November 28, 2003, as quoted by the Nasdaq Stock Market, was $13.83.

The 2003 Incentive Plan provides that, unless otherwise permitted by the Committee in its sole discretion, in the event of termination of a participant's service with the Company (i) any options and/or stock appreciation rights held by such participant may be exercised, to the extent exercisable on the date of termination, (a) for 12 months after termination, if termination is due to death or disability; (b) for three months after termination, if termination is due to retirement; and (c) for 30 days after termination, if termination is due to any reason other than death, disability, or retirement; provided that no option or stock appreciation right may be exercisable beyond its original expiration date; and (ii) any unvested shares of restricted stock held by such terminated participant will be forfeited. If a participant forfeits unvested shares of restricted stock and has paid consideration to the Company for such forfeited restricted stock, the Company is required to repay to the participant an amount equal to the lesser of the total consideration paid by the participant for such forfeited shares or the fair market value of such forfeited shares as of the date of the participant's termination.

Restrictions

The options and stock appreciation rights granted under the 2003 Incentive Plan are not transferable or assignable other than by will or by the laws of descent and distribution. The designation by a participant of a beneficiary will not constitute a transfer of a stock option or stock appreciation right. Notwithstanding the foregoing, the Committee may, in its sole discretion, provide in an award agreement that non-qualified stock options or stock appreciation rights may be transferable (subject to certain restrictions for participants subject to the reporting requirements under Section 16 of the Exchange Act).

The Company is not required to sell or issue shares of Common Stock under any Award if the Committee determines, in its sole discretion, (i) that issuance of Common Stock would violate any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including Section 16 of the Exchange Act and Section 162(m) of the Code) or (ii) that a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished. As a condition of any sale or issuance of shares of Common Stock under an Award, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation.

Adjustments

The 2003 Incentive Plan provides that (i) the maximum number of shares that may be awarded under the 2003 Incentive Plan and the maximum number of shares that may be awarded to any participant, (ii) the number of shares subject to outstanding options and stock appreciation rights and the exercise prices of such options and stock appreciation rights, and (iii) the number of outstanding shares of restricted stock, are subject to such adjustments as are appropriate to reflect any stock dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, split-off, share combination, subdivision of shares, share repurchase, exchange of shares, issuance of warrants or other rights to purchase shares, or other similar corporate transaction or event affecting the Common Stock. No adjustment shall be made for the issuance of securities for consideration, as may be determined by the Board of Directors.

If the Company merges or consolidates and the Company is not the surviving or resulting corporation, each share of Common Stock subject to an outstanding Award will be substituted for that number of shares of stock or that amount of cash or property of the surviving, resulting, or consolidated company that were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them and such outstanding Award will be thereafter exercisable for such stock, cash, or property in accordance with its terms. If the Company transfers all or substantially all of its assets to another entity or dissolves or liquidates or winds up its affairs, then each participant may thereafter receive upon exercise of an Award, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock as if such Award had been exercised immediately prior to such sale, dissolution, liquidation, or winding up. Notwithstanding these adjustment provisions, all Awards granted under the 2003 Incentive Plan may be canceled by the Company, in its sole discretion, upon a merger, consolidation, or share exchange of the Company in which the Company is not the surviving or resulting corporation, or the reorganization, proposed sale of all or substantially all of the assets of the Company, or dissolution or liquidation of the Company, subject to each participant's right to exercise his or her option or stock appreciation rights for a period of 30 days immediately preceding the effective date of such event.

Upon the occurrence of an event requiring adjustment of the exercise price or shares issuable upon exercise, the Company is required to mail a copy of its computation of the adjustment to all participants, which will be binding on each participant.

If the Company makes a partial distribution of its assets in the nature of a partial liquidation (except for certain cash dividends) then the exercise price then in effect with respect to each outstanding stock option and stock appreciation right will be reduced in proportion to the percentage reduction in the tangible book value of the shares of Common Stock as a result of such distribution.

Amendment of the 2003 Incentive Plan

The Board of Directors or, if authorized, a committee of the Board, may from time to time discontinue or amend the 2003 Incentive Plan without the consent of the stockholders unless stockholder approval is required under the Code or if required by any law, regulation, or stock exchange or inter-dealer quotation system on which the shares of Common Stock to be issued pursuant to an Award are listed or quoted. Neither the Board of Directors, nor any committee of the Board, may increase the number of shares authorized and reserved for issuance under the 2003 Incentive Plan without stockholder approval. In addition, if an amendment would adversely affect an outstanding Award, the consent of the participant holding that Award must be obtained.

Summary of Certain Federal Income Tax Consequences of the 2003 Incentive Plan

Incentive Stock Options. No taxable income is realized by a participant and no tax deduction is available to the Company upon either the grant or exercise of an incentive stock option. If a participant holds the shares acquired upon the exercise of an incentive stock option for more than one year after the issuance of the shares upon exercise of the incentive stock option and more than two years after the date of the grant of the incentive stock option (the "ISO Holding Period"), the difference between the exercise price and the amount realized upon the sale of the shares will be treated as a long-term capital gain or loss and no deduction will be available to the Company. If the shares are transferred before the expiration of the ISO Holding Period, the participant will realize ordinary income on the portion of the gain, if any, equal to the difference between the incentive stock option exercise price and the fair market value of the shares on the date of exercise or, if less, the difference between the amount realized on the disposition and the adjusted basis of the stock. The Company will also be entitled to a deduction on such amount unless such amount exceeds the Deduction Limitation and does not satisfy an exception to the Deduction Limitation. See "Executive Compensation—Report of the Compensation Committee of the Board of Directors on Executive Compensation—Internal Revenue Code Section 162(m)." Any further gain or loss from an arm's-length sale or exchange will be taxable as a long-term or short-term capital gain or loss, depending upon the holding period before disposition. Certain special rules apply if an incentive stock option is exercised by tendering stock.

The difference between the incentive stock option exercise price and the fair market value at the time of exercise of the Common Stock acquired upon the exercise of the incentive stock option may give rise to alternative minimum taxable income subject to an alternative minimum tax whether or not the participant makes a disposition of such shares. Special rules also may apply in certain cases where there are subsequent sales of shares in disqualifying dispositions and to determine the basis of the stock for purposes of computing alternative minimum taxable income on subsequent sale of the shares.

Non-qualified Stock Options. No taxable income generally is realized by the participant and no deduction is available to the Company upon the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the participant will realize ordinary income on the portion of the gain, if any, equal to the difference between the non-qualified stock option exercise price and the fair market value of the shares on the date of exercise. The Company will also be entitled to a deduction on such amount unless such amount exceeds the Deduction Limitation and does not satisfy an exception to the Deduction Limitation. See "Executive Compensation—Report of the Compensation Committee of the Board of Directors on Executive Compensation—Internal Revenue Code Section 162(m)." The tax basis of shares acquired by the participant will be the fair market value of such shares on the date of exercise. When a participant disposes of shares acquired upon exercise of a non-qualified stock option, the difference between the fair market value of the shares on the date of exercise and the amount realized upon the sale of the shares generally will be treated as a capital gain or loss and will be long-term or short-term, depending on the holding period of the shares. The holding period commences upon exercise of the non-qualified stock option. The exercise of a non-qualified stock option will not trigger the alternative minimum tax consequences applicable to incentive stock options.

Stock Appreciation Rights. No taxable income is realized by a participant and no deduction is available to the Company upon the grant of a stock appreciation right. Upon the exercise of the stock appreciation right, the participant will realize ordinary income equal to the cash and/or the fair market value on the date of exercise of the shares received from the Company. The Company will also be entitled to a deduction on such amount unless such amount exceeds the Deduction Limitation and does not satisfy an exception to the Deduction Limitation. See "Executive Compensation—Report of the Compensation Committee of the Board of Directors on Executive Compensation—Internal Revenue Code Section 162(m)." The tax basis of any shares received by the participant will be the fair market value on the date of exercise. When a participant disposes of shares received upon exercise of a stock appreciation right, the difference between the fair market value of the shares on the date of exercise and the amount realized upon the sale of the shares generally will be treated as a capital gain or loss and will be long-term or short-term, depending on the holding period of the shares. The holding period commences upon exercise of the stock appreciation right.

Restricted Stock. Unless a participant otherwise elects to be taxed upon receipt of shares of restricted stock under the 2003 Incentive Plan, no taxable income is realized by the participant and no deduction is available to the Company upon the grant of restricted stock. However, the participant will realize ordinary income on the difference between the amount paid, if any, for the shares and the fair market value of the shares as of the first date the participant's interest in the shares is no longer subject to a substantial risk of forfeiture or such shares become transferable. A participant's rights in restricted stock awarded under the 2003 Incentive Plan are subject to a substantial risk of forfeiture if the rights to full enjoyment of the shares are conditioned, directly or indirectly, upon the future performance of substantial services by the participant. Where shares of restricted stock received under the 2003 Incentive Plan are subject to a substantial risk of forfeiture, the participant can elect to realize ordinary income on the difference between the amount paid, if any, for the shares and the fair market value of the shares on the date of receipt in the year of receipt. To be effective, the election must be filed with the Internal Revenue Service within 30 days after the date the shares are transferred to the participant. The Company will also be entitled to a deduction on the difference between the amount paid, if any, for the shares and the fair market value of the shares on the date of receipt, unless such amount exceeds the Deduction Limitation and does not satisfy an exception to the Deduction Limitation. See "Executive Compensation—Report of the Compensation Committee of the Board of Directors on Executive Compensation—Internal Revenue Code Section 162(m)." When a participant disposes of restricted shares received pursuant to the 2003 Incentive Plan, the difference between the fair market value of the shares on the date of receipt and the amount realized upon the sale of the shares generally will be treated as a capital gain or loss and will be long-term or short-term, depending on the holding period of the shares. The holding period commences on the date of receipt of the restricted shares.

Cash Awards. No taxable income is realized by a participant and no deduction is available to the Company upon the grant of a cash award if the award is subject to a substantial risk of forfeiture. However, the participant will realize ordinary income equal to the cash and/or the fair market value of any shares of Common Stock received from the Company as of the first date the award is no longer subject to a substantial risk of forfeiture. Notwithstanding the foregoing, if a cash award is paid in whole or in part in shares of Common Stock and the participant is subject to Section 16(b) of the Exchange Act on the date of receipt of such shares, the participant generally will not realize ordinary income until the expiration of six months from the date of receipt, unless the participant elects to realize ordinary income equal to the fair market value of the shares on the date of receipt. The Company will also be entitled to a deduction on such amount, unless such amount exceeds the Deduction Limitation and does not satisfy an exception to the Deduction Limitation. See "Executive Compensation—Report of the Compensation Committee of the Board of Directors on Executive Compensation—Internal Revenue Code Section 162(m)." No taxable income is realized by a participant and no deduction is available to the Company with respect to any stock options received pursuant to a cash award. Taxation to the participant (and deductibility for the Company) with respect to such stock options will be governed by the same rules as set forth above with respect to non-qualified stock options.

Other Tax Matters. If unmatured installments of Awards are accelerated as a result of a Change of Control, any amounts received from the exercise by a participant of a stock option, the lapse of restrictions on restricted stock, or the deemed satisfaction of conditions of performance-based awards may be included in determining whether or not a participant has received an "excess parachute payment" under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the participant on certain payments of Common Stock or cash resulting from such exercise or deemed satisfaction of conditions of performance awards or, in the case of restricted stock, on all or a portion of the fair market value of the shares on the date the restrictions lapse and (ii) the loss by the Company of a compensation deduction.

2003 Incentive Plan Benefits

Because awards under the 2003 Incentive Plan are discretionary, the Company cannot currently determine the number of Awards that may be granted under the 2003 Incentive Plan. In fiscal 2003, pursuant to the 1993 Plan, the following individuals and groups were granted options to purchase shares of Common Stock in the amounts indicated:

Name and Principal Position	Number of Options Granted Under 1993 Plan in Fiscal 2003
Terry S. Parker Chief Executive Officer	50,000
A.S. Horng Chairman, Chief Executive Officer and General Manager of CellStar (Asia) Corporation Limited	—
Robert A. Kaiser Senior Vice President and Chief Financial Officer	50,000
Lawrence King President and Chief Operating Officer of Asia-Pacific Region	—
Elaine Flud Rodriguez Senior Vice President, Secretary and General Counsel	50,000
All Current Executive Officers as a Group	200,000(1)
All Current Non-Executive Directors as a Group	104,000
All Employees, Including Officers Other Than Executive Officers	75,700

(1) Includes options to purchase 50,000 shares of Common Stock granted to executive officers not named in the table.

The Board of Directors recommends a vote FOR the proposal to approve the 2003 Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the number of shares of Common Stock beneficially owned as of November 28, 2003, by (i) each person known by the Company to beneficially own more than five percent (5%) of the outstanding shares of Common Stock; (ii) the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers who were serving as such on November 30, 2003, based on salary and bonus earned during fiscal 2003 (collectively, the "Named Executive Officers"); (iii) each director and nominee for director of the Company who was serving in such capacity on November 30, 2003; and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owner or Group	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Alan H. Goldfield(2)	3,861,785(3)	18.8
Michael A. Roth and Brian J. Stark(4)	4,276,492(5)	21.0
The Northwestern Mutual Life Company(6)	1,128,400(7)	5.5
Terry S. Parker(8)	171,000(9)(10)	*
A.S. Horng(8)	725,283(11)	3.5
Robert A. Kaiser(8)(12)	54,580(13)	*
Lawrence King(8)	71,627(14)	*
Elaine Flud Rodriguez(8)	65,342(15)	*
James L. Johnson(8)	20,000(9)(16)	*
Dale V. Kesler(8)	12,700(9)(17)(18)	*
John L. ("J.L.") Jackson(8)	14,500(9)(17)	*
Jere W. Thompson(8)	12,990(9)(17)	*
Current Directors and Executive Officers as a Group	1,165,847(19)	5.5

* Less than 1%.

(1) Based on 20,356,242 shares outstanding as of November 28, 2003.

(2) The address for Mr. Goldfield is 1851 Turbeville Road, Denton, Texas 76210.

(3) Includes 3,177,785 shares held in various entities controlled by Mr. Goldfield and his wife. Also includes 474,000 shares that are subject to a revocable (upon 90 days written notice) proxy granted to Mr. Goldfield by Mr. A.S. Horng, which proxy gives Mr. Goldfield the right to vote such shares. Also includes 210,000 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(4) The address for Messrs. Roth and Stark is c/o Stark Investments, 3600 South Lake Drive, St. Francis, Wisconsin 53235.

(5) Based on an amended Schedule 13D filed with the Securities and Exchange Commission on November 24, 2003 by Michael A. Roth and Brian J. Stark, filing as joint filers pursuant to Rule 13d-1(k) under the Exchange Act. Messrs. Roth and Stark reported sole dispositive and sole voting power with respect to 4,276,492 shares.

(6) The address for The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(7) Based on an amended Schedule 13G filed with the SEC on February 12, 2003 by Northwestern Mutual, Northwestern Mutual reported shared voting power and shared dispositive power with regard to the 1,128,400 shares as follows: 1,048,400 shares are owned directly by Northwestern Mutual. Northwestern Mutual may be deemed to be the indirect beneficial owner of 80,000 shares owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account ("GASA"). Northwestern Investment Management Company, LLC, a wholly-owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual and GASA and shares voting and investment power with respect to all of the aforementioned holdings.

(8) The address for such individual is 1730 Briercroft Court, Carrollton, Texas 75006.

(9) Includes 1,500 shares subject to options granted under the Directors' Plan, which options are exercisable within 60 days.

(10) Includes 132,000 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days, and 37,500 shares subject to options granted outside the 1993 Plan, which options are exercisable within 60 days.

(11) Includes 474,000 shares that are subject to a revocable (upon 90 days written notice) proxy to vote such shares held by Alan H. Goldfield. Also includes 223,783 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days, and 27,500 shares subject to options granted outside the 1993 Plan, which options are exercisable within 60 days.

(12) Mr. Kaiser was appointed President and Chief Operating Officer of the Company on October 2, 2003.

(13) Includes 52,500 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(14) Consists of 71,627 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(15) Includes 64,222 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(16) Includes 14,000 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(17) Includes 11,000 shares subject to options granted under the 1993 Plan, which options are exercisable within 60 days.

(18) Includes 200 shares held jointly with Mr. Kesler's wife.

(19) Includes shares subject to options held by directors and Named Executive Officers more fully described in footnotes 9 through 18 above, and 17,825 shares subject to options granted under the 1993 Plan to executive officers not named in the table, which options are exercisable within 60 days.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information regarding compensation paid to the Named Executive Officers for each of the Company's last three fiscal years.

		Annual Compensation			Long Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)(1)(2)	All Other Compensation ($)
Terry S. Parker	2003	950,000	(3)	—	—	50,000	3,361(4)
Chief Executive Officer	2002	950,000	380,000	—	—	—	3,777(4)
	2001	341,634(5)	200,000	—	—	204,000	3,256(4)
A.S. Horng	2003	900,000	(3)	—	—	—	1,539(8)
Chairman, Chief Executive	2002	841,818	1,566,966 (6)	—	—	260,000	1,539(8)
Officer and General	2001	800,133	300,000	—	—	—	1,539(8)
Manager of CellStar							
(Asia) Corporation Limited							
Robert A. Kaiser	2003	450,000	(3)(7)	—	—	50,000	12,282(4)
President and Chief	2002	436,442(9)	675,000(10)	—	—	80,000	11,698(4)
Operating Officer	2001	—	—	—	—	—	—
Lawrence King	2003	369,231	(3)	—	—	—	3,510(11)
President and Chief	2002	369,290	30,005	—	—	7,000	3,365(11)
Operating Officer of	2001	360,058	70,780	—	—	12,000	3,365(11)
Asia-Pacific Region							
Elaine Flud Rodriguez	2003	285,000	(3)	—	—	50,000	4,663(4)
Senior Vice President,	2002	285,000	115,000	—	—	10,000	4,113(4)
Secretary and General	2001	265,000	35,774	—	—	15,000	3,945(4)
Counsel							

(1) Reflects options to acquire shares of Common Stock. The Company has not granted stock appreciation rights.

(2) All figures in this column reflect an adjustment for the Company's one-for-five reverse stock split that was effected on February 22, 2002 (the "Reverse Split").

(3) Bonuses to be based on a combination of certain Company and individual or operating unit goals, to be determined following the completion of the fiscal 2003 audit.

(4) Consists of insurance premiums paid by the Company and Company matching contributions to the named executive's 401(k) plan.

(5) Mr. Parker was appointed Chief Executive Officer of the Company on July 5, 2001.

(6) Includes a signing bonus of $1,500,000 paid upon the effective date of Mr. Horng's new employment agreement dated July 5, 2002, with CellStar (Asia) Corporation Ltd ("CellStar Asia").

(7) Pursuant to his employment agreement, as amended, the Company is obligated to pay Mr. Kaiser the sum of $500,000 relating to the timing of his promotion to President and Chief Operating Officer. The Company recorded this expense in its second fiscal quarter, however the amount has not been paid to Mr. Kaiser. Mr. Kaiser was named President and Chief Operating Officer on October 2, 2003. See "Executive Compensation—Employment Contracts and Termination of Employment and Change in Control Arrangements."

(8) Consists of a Company matching contribution to its Hong Kong retirement plan.

(9) Mr. Kaiser was appointed Senior Vice President and Chief Financial Officer on December 12, 2001.

(10) Consists of a signing bonus of $300,000, $200,000 paid pursuant to Mr. Kaiser's employment agreement, and a bonus of $175,000 paid pursuant to the Incentive Plan. See "Executive Compensation—Employment Contracts and Termination of Employment and Change in Control Arrangements."

(11) Consists of insurance premiums paid by the Company and a Company matching contribution to its Hong Kong retirement plan.

Option Grants During 2003 Fiscal Year

The following table provides information related to options granted to the Named Executive Officers during the fiscal year ended November 30, 2003.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
	Number of Securities Underlying Options Granted(#)(2)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(3)	Expiration Date	5% ($)	10% ($)
Terry S. Parker	50,000	17.62	5.45	January 31, 2013	171,374	434,295
A.S. Horng	—	—	—	—	—	—
Robert A. Kaiser	50,000	17.62	5.45	January 31, 2013	171,374	434,295
Lawrence King	—	—	—	—	—	—
Elaine Flud Rodriguez	50,000	17.62	5.45	January 31, 2013	171,374	434,295

(1) The potential realizable value portion of the table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods of up to ten years.

(2) Reflects options to acquire shares of Common Stock. The Company has not granted stock appreciation rights. The options become exercisable with respect to 25% of the shares covered thereby on each of the first four anniversaries of the date of grant; provided, however, that 100% of the shares shall become exercisable immediately upon the earlier to occur of (i) the successful completion of the divestiture of up to 70% of the equity ownership of the Company's operations in the People's Republic of China, Hong Kong, and Taiwan (the "CellStar Asia Transaction"), if the CellStar Asia Transaction yields to the Company proceeds of $50.0 million or more in cash or cash equivalents, or (ii) if the Named Executive Officer's employment is terminated without cause. In the event of a "change of control" (as defined in the 1993 Plan), any unexercisable portion of the options will become immediately exercisable.

(3) The exercise price is equal to the fair market value of the Common Stock on the date of grant. The option exercise price may be paid as follows: (a) in cash or by certified check, bank draft or money order payable to the order of the Company; (b) in Common Stock (including restricted stock), valued at its fair market value on the date of exercise; (c) by delivery to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the optionee to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the stock option or to pledge such shares as collateral for a loan to a third party and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price; and/or (d) in any other form of valid consideration that is acceptable to the Compensation Committee of the Board of Directors in its sole discretion.

Aggregated Option Exercises During 2003 Fiscal Year and Fiscal Year End Option Values

The following table provides information related to options exercised by the Named Executive Officers during the fiscal year ended November 30, 2003 and the number and value of options held on November 30, 2003. The Company does not have any outstanding stock appreciation rights. None of the Named Executive Officers in the table below exercised any options in fiscal 2003.

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)(2)	Number of Securities Underlying Unexercised Options at FY-End (#)(1)		Value of Unexercised In-the-Money Options at FY-End ($)(1)(3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terry S. Parker	—	—	157,250	102,250	549,010	608,315
A.S. Horng	—	—	213,712	217,571	671,950	2,015,850
Robert A. Kaiser	—	—	20,000	110,000	184,600	972,800
Lawrence King	—	—	64,720	13,407	43,408	76,763
Elaine Flud Rodriguez	—	—	42,655	67,818	57,238	523,887

(1) All figures in this column reflect an adjustment for the Reverse Split.

(2) Value realized is calculated based on the difference between the option exercise price and the closing market price of the Common Stock on the date of exercise multiplied by the number of shares to which the exercise related.

(3) The closing price for the Common Stock, as reported by the Nasdaq Stock Market on November 28, 2003, the last trading day of fiscal 2003, was $13.83. The value of unexercised in-the-money options is calculated on the basis of the difference between the option exercise price and $13.83 multiplied by the number of shares of Common Stock underlying the option.

Equity Compensation Plan Information

The following table sets forth information about the Company's equity compensation plans as of November 30, 2003:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (1)	Weighted Average Exercise Price of Outstanding Options (1)	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	1,666,458(2)	$21.40	298,033(3)
Equity compensation plans not approved by security holders	160,000(4)(5)	$ 5.44	0
Total	1,826,458		298,033

(1) The Company does not have outstanding any warrants or rights to purchase Common Stock, with the exception of rights outstanding pursuant to its amended and restated stockholder rights plan, which rights are offered to all stockholders on a pro rata basis.

(2) Consists of 1,658,958 shares of Common Stock issued pursuant to the 1993 Plan and its predecessors, and 7,500 shares of Common Stock issued pursuant to the Directors' Plan.

(3) Consists of 280,033 shares of Common Stock which may be issued pursuant to the 1993 Plan and its predecessors, and 18,000 shares of Common Stock which may be issued pursuant to the Directors' Plan.

(4) On July 5, 2001, the Company granted options to purchase 50,000 shares of Common Stock at an exercise price of $10.25 per share, adjusted to reflect the Reverse Split, to an executive officer. 25% of these options vested immediately upon grant, and the remainder vest in 25% increments thereafter beginning on the first anniversary of the grant date. The options expire on July 4, 2011, unless a termination of service occurs. In addition, the options become immediately vested upon the occurrence of certain events, including termination of employment by the Company without cause, Company Breach, or as a result of a change in control, as such terms are defined in the executive officer's employment agreement.

(5) On September 10, 2002, the Company granted options to purchase 110,000 shares of Common Stock at an exercise price of $3.25 per share to an executive officer. The options vest in 25% increments beginning on the first anniversary of the grant date, provided, however, that none of the shares become exercisable until the plan is approved by stockholders. The options expire on September 9, 2012, unless a termination of service occurs.

Compensation of Directors

During the fiscal year ended November 30, 2003, each director of the Company who was not an officer or other employee of the Company received an annual retainer fee of $25,000, plus $1,500 for each meeting of the Board of Directors or committee of the Board of Directors that he attended and $750 for each telephonic Board of Directors or committee meeting that he attended. To the extent that any committee meeting is held on the same day as a full Board of Directors meeting or another committee meeting, only one $1,500 or $750 fee (as applicable) was paid. The Company also pays a per diem fee of $1,500 to each non-employee director for each day such director performs additional services for the Company at the request of the Chief Executive Officer. There were no per diem fees paid to any director for the fiscal year ended November 30, 2003.

In July 2001, Mr. Johnson was elected Chairman of the Board of Directors and the Company entered into an agreement with Mr. Johnson whereby he would receive annual compensation of $250,000 for serving as non-executive Chairman of the Board of Directors, in addition to whatever compensation and expense reimbursement he is entitled to as a non-employee director. Mr. Johnson received $250,000 for his services as Chairman during fiscal 2003, in addition to director and retainer fees as described above.

Pursuant to the Directors' Plan, each non-employee director automatically receives an option (the "Initial Option") to purchase 1,500 shares of Common Stock upon becoming a non-employee director. In addition to the Initial Option, each non-employee director receives an annual grant pursuant to the 1993 Plan of an option (the "Annual Option") to purchase 1,000 shares of Common Stock, which option will be automatically granted on the date of the first full Board of Directors meeting following the end of each fiscal year. The Annual Option will vest with respect to 25% of the shares covered thereby on each of the first four anniversaries of the date of grant and will expire ten years following the date of grant. The exercise price of all options granted to non-employee directors must be equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan expires on March 3, 2004. The Company expects to make similar grants of options under the 2003 Incentive Plan.

In addition to the Annual Option, and in recognition of the key roles the Company's directors have played in the CellStar Asia Transaction, each non-employee director was granted options to purchase shares of Common Stock (the "Transaction Options") containing certain incentives for the completion of the CellStar Asia Transaction. The Transaction Options were granted on January 22, 2003 at an exercise price of $5.45 per share, which was the closing sale price of the Common Stock on the grant date, and will become exercisable with respect to 25% of the shares covered by the Transaction Options on each anniversary of the grant date; provided, however, that 100% of the shares shall become exercisable immediately upon the earlier to occur of (i) the closing of the CellStar Asia Transaction, if the CellStar Asia Transaction yields to the Company proceeds of $50.0 million or more in cash or cash equivalents, (ii) if the grantee is a non-employee director, such person is not nominated and re-elected to the Board of Directors, or (iii) if the grantee is an employee, such person's employment is terminated without cause. The Transaction Options will terminate if not exercised within 10 years from the grant date.

Directors who are also employees of the Company receive no additional compensation for serving as directors. All directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the Board of Directors or committees thereof.

Mr. Kamm was nominated to and elected by the Board of Directors on December 5, 2003. See "Meetings of Directors and Committees—Nominating Committee." Since the beginning of fiscal 2003, the Company has paid Mr. Kamm $69,018 in consulting fees through his company, Asia Pacific Resources, Inc. Mr. Kamm's consulting agreement with the Company terminated in June 2003.

Employment Contracts and Termination of Employment and Change in Control Arrangements

The Company entered into employment agreements (collectively, the "Employment Agreements" or individually, an "Employment Agreement") with Mr. Parker, Mr. Horng, Mr. Kaiser, and Ms. Rodriguez (collectively, the "Executives" and individually, an "Executive"), effective July 5, 2001, July 5, 2002, December 12, 2001, and January 21, 2000, respectively. Mr. King does not have an employment agreement with the Company. The Employment Agreements of Messrs. Parker, Horng, Kaiser, and Ms. Rodriguez provide for annual base salaries of $850,000, $900,000, $450,000, and $250,000, respectively, which may be increased by the Board of Directors. Mr. Kaiser also received a signing bonus of $300,000. Mr. Horng received a signing bonus of $1.5 million, subject to repayment provisions if Mr. Horng terminates his Employment Agreement under certain conditions, and a success bonus of $1.5 million payable upon completion of the CellStar Asia Transaction; provided, however, that in the event the market capitalization of the new entity formed to hold the Company's Asian operations ("New CellStar Asia") at the time of the initial public offering of New CellStar Asia on the Stock Exchange of Hong Kong (as determined by CellStar, New CellStar Asia, and the underwriters) is $250.0 million or greater, the success bonus will be increased to $2.5 million. The Employment Agreement with Mr. Horng will terminate upon completion of the CellStar Asia Transaction without payment of compensation and will be replaced by a new employment agreement between New CellStar Asia and Mr. Horng. Each of the Employment Agreements also provides that the Executive is eligible to participate in an annual incentive plan approved by the Board of Directors during the term of his or her Employment Agreement.

Pursuant to his original Employment Agreement, the Company acknowledged Mr. Kaiser's desire to assume greater responsibility for business operations, particularly in the North American Region of the Company's subsidiary, CellStar, Ltd. ("Employer"). Employer agreed to establish an escrow account in the amount of $700,000, which amount was to be paid to Mr. Kaiser in the event that he was not named as Senior Vice President of the Company and President of Employer's North American Region on or before June 1, 2002. Mr. Kaiser, the Company, and Employer executed a First Amendment to Employment Agreement, effective as of April 2, 2002, which removed the requirement for the escrow and extended the date for the Company and Employer to name Mr. Kaiser as Senior Vice President of the Company and President of Employer's North American Region to on or before September 1, 2002. Mr. Kaiser, the Company, and Employer executed a Second Amendment to Employment Agreement, effective as of September 10, 2002, which provided for the payment of $200,000 to Mr. Kaiser in consideration for Mr. Kaiser's agreement to further extend the date by which he would be named as Senior Vice President of the Company and President of Employer's North American Region to on or before March 1, 2003. This amendment further reduced the amount payable in the event Mr. Kaiser is not so named to $500,000. Mr. Kaiser, the Company, and Employer executed a Third Amendment to Employment Agreement as of February 28, 2003, extending the date by which he would be named as Senior Vice President of the Company and President of Employer's North American Region to on or before May 1, 2003. No additional compensation was paid to Mr. Kaiser for such extension. Mr. Kaiser was named President and Chief Operating Officer on October 2, 2003. Pursuant to his Employment Agreement, as amended, the Company is obligated to pay Mr. Kaiser the sum of $500,000 related to the timing of his promotion. The Company recorded this expense in its second fiscal quarter, however the amount has not been paid to Mr. Kaiser.

The Company is obligated, during the term of his Employment Agreement, to provide to Mr. Kaiser a life insurance policy with a face amount of $1,500,000 and a disability insurance policy with an annual disability benefit of $200,000 until attainment of age 65. The Company has in place insurance to cover a portion of such expenses. Mr. Kaiser and Mr. Horng are each eligible to participate in the life, health, and disability insurance programs customarily made available to employees of the Company.

Each of the Employment Agreements has an initial term of four years, except that of Mr. Horng. Mr. Horng's Employment Agreement expires on the fifth anniversary of the date on which the Board of Directors notifies Mr. Horng that it has determined to discontinue the automatic daily extension of the Employment Agreement. Pursuant to his Employment Agreement, Mr. Horng is an employee of CellStar (Asia) Corporation Ltd., and any continuing obligations of the Company contained in his Employment Agreement will terminate upon the completion of the CellStar Asia Transaction. Upon such termination, Mr. Horng's outstanding options to purchase Common Stock will expire 30 days after the termination date. All of the Employment Agreements are subject to earlier termination as follows: (i) by the Company (a) due to the disability of the Executive, (b) for "cause" or (c) "without cause"; or (ii) by the Executive (a) upon a material breach by the Company of the Employment Agreement ("Company Breach"), (b) within twelve months of a "change in control" or (c) without "good reason" (defined as termination for any reason other than Company Breach). If any Executive terminates his or her employment due to Company Breach or if any Executive is terminated by the Company "without cause," he or she will be entitled to receive his or her accrued but unpaid base salary and annual incentive payments through the date of termination plus an amount equal to the product of (i)(a) his or her base salary plus (b) the amount of his or her annual incentive payments for the preceding year divided by 365 and (ii) multiplied by (a) with respect to the employees other than Mr. Horng, the lesser of (x) 720 or (y) the greater of the number of days remaining in the term of his or her employment or 365 or (b) with respect to Mr. Horng only, the number of days from the date the Board of Directors notifies Mr. Horng that it has determined to discontinue the automatic daily extension of his Employment Agreement to the end of the term, which period shall equal five years. In the event of termination of employment after a "change in control," each of the Executives will be entitled to receive an amount equal to $100 less than three times his or her "annualized includable compensation for the base period" (as defined in Section 280G of the Code) or such lesser amount that is the maximum payment permitted by the Code that does not constitute an "excess parachute payment."

Under the Employment Agreements, a termination will be deemed to be "without cause" if it is for any reason other than due to the disability of the Executive or for "cause." Under the Employment Agreements, a termination will generally be considered to be for "cause" if it is due to the Executive's (i) continued unsatisfactory job performance after written warning or, in the cases of Messrs. Horng and Kaiser, gross incompetence or, in the case of Mr. Parker, willful failure to perform his duties; (ii) misconduct or, in the cases of Messrs. Horng and Kaiser, willful misconduct, that causes or is likely to cause material economic harm to, or discredit to the reputation of, the Company or its affiliated entities, (iii) failure to follow the directions of senior management or the Boards of Directors of the Company or the Executive's employer, (iv) conviction of or a plea of nolo contendre to a felony involving moral turpitude or the entry of an order by any federal or state regulatory agency prohibiting the Executive from participating in the affairs of the Company, or (v) any other material breach of his or her Employment Agreement that is not cured within 30 days after receipt of written notice from the Company specifying the breach.

For purposes of the Employment Agreements a "change in control" will be deemed to occur upon the occurrence of any of the following: (1) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities, or other property, other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger; (2) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; (3) any approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; (4) the cessation of control (by virtue of their not constituting a majority of directors) of the Board of Directors by the Continuing Directors (as defined in the Employment Agreements); or (5) subject to applicable law, in a Chapter 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7 of the United States Bankruptcy Code. Ms. Rodriguez's Employment Agreement was amended effective as of September 10, 2002 so that neither (i) the acquisition of beneficial ownership of 15% of the voting power of the Company's outstanding voting securities by any person or group who beneficially owned less than 10% of such voting power on the date of the Employment Agreement, or the acquisition of beneficial ownership of an additional 5% of the voting power of the Company's outstanding voting securities by any person or group who beneficially owned at least 10% of such voting power on the date of the Employment Agreement nor (ii) the execution by the Company and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate the right to veto or block decisions or actions of the Board of Directors, would constitute a change in control for purposes of the Employment Agreement. This amendment is consistent with the terms of the Employment Agreements of Messrs. Parker, Horng, and Kaiser

The Employment Agreements also provide that the Executives will be indemnified by the Company to the extent provided in the Company's Certificate of Incorporation or bylaws as of the date of the Employment Agreement and to the fullest extent permitted by changes to Delaware law. The Employment Agreements of all Executives include non-competition and confidentiality provisions.

Separation Agreement and Release. As of July 5, 2001, the Company entered into a Separation Agreement and Release with Alan H. Goldfield, the Company's former Chief Executive Officer and the holder of greater than five percent of the outstanding Common Stock, under which the Company may engage Mr. Goldfield to provide information or assistance in connection with all matters relating to or arising out of his former employment with the Company or pertaining to the general business operations of the Company. In return for this information and assistance, the Company pays Mr. Goldfield his pre-approved, reasonable, actual, out-of-pocket expenses plus the greater of $1,500 per day or the highest per day amount then being paid to members of the Board for services other than services provided as a member of the Board. Under this Separation Agreement and Release and until July 5, 2006, the Company must also provide Mr. Goldfield with a $5,000,000 term life insurance policy and disability insurance with a annual benefit of $300,000 until age 65. The Company must also provide Mr. Goldfield and his spouse, Shirley M. Goldfield, with reimbursement of medical and dental expenses for the remainder of their respective lives, subject to certain conditions. For fiscal 2003, the Company paid premiums of $48,384 related to term life insurance for Mr. Goldfield and $44,503 related to disability insurance for Mr. Goldfield. In addition, the Company paid medical and dental insurance premiums of $13,790.28 for Mr. and Mrs. Goldfield, $3,810 of which the Company expects Mr. Goldfield to reimburse pursuant to the Separation Agreement and Release. For fiscal 2003, the Company paid Mr. Goldfield approximately $56,000 in connection with services provided pursuant to his Separation Agreement and Release.

Compensation Committee Interlocks and Insider Participation

For fiscal 2003, the Compensation Committee of the Board of Directors consisted of J.L. Jackson (Chairman), James L. Johnson, and Jere W. Thompson. No member of the Compensation Committee is or has been an officer or employee of the Company or any of its subsidiaries. In July 2001, Mr. Johnson was elected Chairman of the Board of Directors and the Company entered into an agreement with Mr. Johnson whereby he would receive annual compensation of $250,000 for serving as non-executive Chairman of the Board of Directors, in addition to whatever compensation and expense reimbursement he is entitled to as a non-employee Director. Mr. Johnson received $250,000 for his services as Chairman during fiscal 2002, in addition to director and retainer fees. Mr. Johnson was the only member of the Compensation Committee that had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K promulgated by the SEC. No executive officer of the Company served on the compensation committee, or as a director, of another entity, one of whose executive officers served on the Company's Compensation Committee or on its Board of Directors in fiscal 2003.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

General. Subject to existing contractual obligations, the Compensation Committee of the Board of Directors is primarily responsible for evaluating and recommending the Company's executive compensation policies and practices. The Compensation Committee also has the power to administer the 1993 Plan, the 2003 Incentive Plan, the Incentive Plan, and the Directors' Plan. The Compensation Committee is currently composed of Messrs. J.L. Jackson (Chairman), James L. Johnson, and Jere W. Thompson.

Compensation Philosophy. The Company's philosophy of rewarding stockholders through executive compensation reflects its belief that the compensation of executives (i) should be linked to achievement of the Company's business and strategic goals; (ii) should be aligned with the interests of stockholders through awards of stock options and other stock-based compensation; (iii) should recognize individual contributions, as well as overall business results; and (iv) should have the ultimate result of attracting, motivating, and retaining highly-talented executives for the Company. To achieve these objectives, the Company's current compensation program consists of the following elements:

- Base salary
- Annual incentive compensation, the receipt of which is based on (i) the financial performance of the Company and its divisions from year to year and/or (ii) significant individual contributions
- Long-term incentive compensation, primarily in the form of stock options

Chief Executive Officer's Fiscal 2003 Compensation. Mr. Parker was appointed Chief Executive Officer of the Company in July 2001. Pursuant to Mr. Parker's Employment Agreement, the Company pays an annual base salary of $850,000, which was based on competitive and comparable compensation for the position of responsibility as reviewed and recommended by an outside consulting firm hired by the Company. Beginning in fiscal 2002, Mr. Parker's base salary was increased to $950,000. The increase in Mr. Parker's base salary was attributable to the recognition of the Company's performance in light of significant challenges with which it was faced in fiscal 2002, including the successful completion of the exchange offer for the Company's 5% Covertible Subordinated Notes due October 2002 (the "Subordinated Notes") and the Reverse Split. Mr. Parker received this base salary of $950,000 for fiscal 2003. In addition, Mr. Parker is eligible for an annual incentive bonus of a target of 50% of his annual base salary, as approved by the Board, based on the attainment of certain goals related to the creation, conservation, and effective use of cash by the Company; an increase in the Company's stock price; and other factors. The target may be increased to up to 100% of Mr. Parker's annual base salary based on annual performance and achievement of goals. Mr. Parker's bonus for fiscal 2003 has not been determined pending completion of the fiscal 2003 audit. However, for fiscal 2002, Mr. Parker received a bonus of $380,000, or 40% of his annual base salary. Mr. Parker's bonus for fiscal 2002 was determined based on a number of factors, including developing and gaining Board approval for a strategic three-year plan to maximize shareholder value by achieving targeted returns on capital investment, eliminating the remainder of the Subordinated Notes and the Company's 5% Senior Covertible Notes due November 2002, and stock price appreciation. In addition, the bonus was awarded based on individual achievements that strengthened the Company, judged in the sole discretion of the Compensation Committee of the Board of Directors. These achievements included guiding the Company through a refinancing of the Company's principal credit facility, a reverse split of the Common Stock that avoided possible de-listing from the Nasdaq Stock Market, a reduction of the risk profile of the Company through the closing of the U.K. operations and the sale of the Peru and Argentina operations, and an overall reduction of the debt of the Company.

In recognition of the key role Mr. Parker has played in the CellStar Asia Transaction, he was granted an option to purchase 50,000 shares of Common Stock containing certain incentives for the completion of the CellStar Asia Transaction. This option was granted on January 22, 2003 at an exercise price of $5.45 per share, which was the closing sale price of the Common Stock on the grant date, and will become exercisable with respect to 25% of the shares covered by the option on each anniversary of the grant date; provided, however, that 100% of the shares shall become exercisable immediately upon the earlier to occur of (i) the closing of the CellStar Asia Transaction, if the CellStar Asia Transaction yields to the Company proceeds of $50.0 million or more in cash or cash equivalents, or (ii) if Mr. Parker's employment is terminated without cause. This option will terminate if not exercised within 10 years from the grant date. It is currently anticipated that Mr. Parker will receive future stock option grants under the 2003 Incentive Plan similar to those received by the Company's Chief Executive Officer in past years.

Compensation of Other Executive Officers. For the fiscal year ended November 30, 2003, the compensation packages received by the other executives of the Company consist of base salary, stock options, and bonus awards. Each element is consistent with the compensation philosophy set forth above, and the determinations regarding the appropriate form and level of executive compensation are based in part on the recommendations of management. Such recommendations reflect each individual's level of responsibility and experience and the assessment of the individual's contribution to the success of the Company's business. In recognition of the key roles certain of the Company's executive officers have played in the CellStar Asia Transaction, such executive officers were granted options to purchase shares of Common Stock containing certain incentives for the completion of the CellStar Asia Transaction. These options were granted on January 22, 2003 at an exercise price of $5.45 per share, which was the closing sale price of the Common Stock on the grant date, and will become exercisable with respect to 25% of the shares covered by these options on each anniversary of the grant date; provided, however, that 100% of the shares shall become exercisable immediately upon the earlier to occur of (i) the closing of the CellStar Asia Transaction, if the CellStar Asia Transaction yields to the Company proceeds of $50.0 million or more in cash or cash equivalents or (ii) such person's employment is terminated without cause. These options will terminate if not exercised within 10 years from the grant date. It is currently anticipated that the Company's executive officers will receive future stock option grants under the 2003 Incentive Plan similar to those given to individuals holding the same positions in past years.

Although bonuses for fiscal 2003 have not been determined pending completion of the fiscal 2003 audit, bonuses paid to these executives for fiscal 2002 were based on corporate performance factors, such as the ability to create and manage cash effectively, the successful management of various key financial indicators, and the integrity and quality of financial results and reporting. In addition, a discretionary portion of the bonus was awarded for individual achievements that strengthened the Company. Bonus payments for executive officers other than the Chief Executive Officer were recommended by the Chief Executive Officer and approved by the Compensation Committee.

In approving the fiscal 2002 bonuses, the Compensation Committee of the Board of Directors reviewed key indicators, quality of results, and other accomplishments within each of eight areas: corporate accounting, corporate planning, corporate tax accounting, corporate treasury, corporate risk management, corporate human resources and employee services, information technology, and legal. The specific factors considered were numerous and varied from area to area, dependent on the activities, goals, and purposes of the given area. For example, some of the factors reviewed with respect to corporate accounting were inventory turns and obsolescence, bad debt expense, quality of financial reporting, and cash flow improvements, whereas some of the factors reviewed with respect to corporate human resources and employee services were benefit costs, voluntary turnover, workers' compensation mitigation efforts, and training and development initiatives.

In December of 2001, the Company appointed Robert Kaiser as its new Chief Financial Officer. The Company entered into an Employment Agreement with Mr. Kaiser effective December 12, 2001 providing for an annual base salary of $450,000 and a potential annual incentive bonus as approved by the Board. Mr. Kaiser also received a signing bonus of $300,000. In addition, Mr. Kaiser was granted options to purchase 400,000 shares of Common Stock at the time of his appointment, or 80,000 shares of Common Stock taking into account the subsequent Reverse Split, of which the exercise price was fixed at the closing sales price of the Common Stock on the date of the grant. The options vest at the rate of 25% per year beginning on the first anniversary of the grant date, unless Mr. Kaiser is terminated without cause, in which case the options will immediately vest. Mr. Kaiser did not receive any additional option grants in fiscal 2002. The Compensation Committee based Mr. Kaiser's compensation on his considerable past work experience and the significant challenges facing the Company, among other factors. Mr. Kaiser did receive an option grant to purchase 50,000 shares of Common Stock at $5.45 per share in fiscal 2003. On October 2, 2003, Mr. Kaiser was promoted to President and Chief Operating Officer. Mr. Kaiser's Employment Agreement and the subsequent amendments thereto are discussed in more detail under the heading "Executive Compensation – Employment Contracts and Termination of Employment and Change in Control Arrangements."

In July of 2002, the Company entered into a new Employment Agreement with A.S. Horng, Chairman, Chief Executive Officer, and General Manager of CellStar Asia, providing for an annual base salary of $900,000 and a potential annual incentive bonus as approved by the Board. Pursuant to the new Employment Agreement, Mr. Horng was granted options to purchase 200,000 shares of Common Stock, the exercise price of which was fixed at the closing sales price of the Common Stock on the date of the grant. The options vest at the rate of 25% per year beginning on the first anniversary of the grant date. Mr. Horng's Employment Agreement is discussed in more detail under the heading "Executive Compensation—Employment Contracts and Termination of Employment and Change in Control Arrangements." The Compensation Committee based Mr. Horng's compensation on the importance of Mr. Horng to the continued success of the Company's operations in the People's Republic of China, Hong Kong and Taiwan and to the successful completion of the CellStar Asia Transaction, among other factors.

The Company continues to place its emphasis on compensation that would more closely align the executives' interests with the stockholders' interests. Therefore, as with the Chief Executive Officer, a significant percentage of each executive's total compensation opportunity was tied to performance of the Company and individual achievement. Awards are made in the form of cash bonus and stock option grants.

Subject to achievement by the Company of specific performance targets, certain of the Company's executives are eligible to receive incentive bonuses under the Incentive Plan ranging from 33% to 100% of their base salaries. The percentage of the bonus amount awarded is based on the extent to which the Company is successful in creating, conserving, and effectively using cash, in addition to individual or operating unit performance factors.

In considering stock option grants to the Company's executives, the Compensation Committee reviewed recommendations of executive management, considering each executive's current and future ability to impact achievement of strategic goals and objectives. Emphasis on equity compensation through stock option grants is believed to be effective because it more closely aligns the interests of the executives and the Company's stockholders for both near and long-term. All options granted during fiscal 2003 to the Company's executives were granted at the fair market value on the date of grant. All of such options vest at a rate of 25% per year, beginning on the first anniversary of the date of grant, with the exception of the options granted with vesting that may accelerate due to completion of the Cellstar Asia Transaction. See "Executive Compensation—Option Grants During 2003 Fiscal Year." An executive will receive full benefits from the option grant only if the Company's stock price appreciates and only if the executive remains with the Company for the full term of vesting.

Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code (the "Code") provides for an annual $1,000,000 limitation (the "Deduction Limitation") on the deduction that an employer may claim for compensation of certain executives but also provides an exception to the Deduction Limitation for certain performance-based compensation. It is the intent of the Compensation Committee to ensure that executive compensation is deductible through such an exception or otherwise, provided that qualification is in the best interests of the Company. The Deduction Limitation was exceeded with respect to Mr. Parker's compensation for each of fiscal 2002 and 2003. The amounts in excess were $150,000 and $330,000 for 2002 and 2003, respectively. The Company has sufficient net operating loss carry forwards such that these excess amounts did not result in any additional cash expenditures by the Company.

John L. ("J.L.") Jackson
James L. Johnson
Jere W. Thompson

Comparative Performance Graph

The following chart compares the cumulative total stockholder return on the Common Stock with the cumulative total return on the stocks comprising The Nasdaq Market Value Index (the "Nasdaq Index") and the Electronics Wholesale Index over the period commencing November 30, 1998 and ending November 30, 2003. The comparison assumes $100 was invested on November 30, 1998 in Common Stock and in each of the foregoing indices and assumes reinvestment of dividends. The stock performance graph is not necessarily indicative of future price performance.

Comparison of Cumulative Total Return
of CellStar Corporation, Nasdaq Index, and Electronics Wholesale Index



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106.17
92.10
87.27
79.66
93.76
76.46
42.97
25.72
13.67
14.57
1998
1999
2000
2001
2002
2003
CellStar Corporation
Electronics Wholesale
NASDAQ Market Index

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on the Company's review of such forms furnished to the Company, the Company believes that all filing requirements applicable to the Company's executive officers, directors, and greater than 10% beneficial owners were complied with, except for the following: In fiscal 2003, Mr. King, upon becoming an executive officer of the Company on February 24, 2003, did not timely file a Form 3; In fiscal 2002, Mr. Kaiser, upon becoming an executive officer of the Company on December 12, 2001, did not timely file a Form 3; in fiscal 2001, Mr. Parker did not timely file a Form 4 or Form 5 reporting a change in beneficial ownership in connection with the acquisition of options to purchase 200,000 shares of Common Stock granted pursuant to his employment agreement dated July 5, 2001. For fiscal 2000, the Company is unable to locate evidence that Mr. Thompson timely filed a Form 4 reporting a change in beneficial ownership in connection with a purchase of shares of Common Stock. Mr. Thompson filed a Form 5 in December of 2002 reporting beneficial ownership of such shares.

INDEPENDENT AUDITORS

The Board of Directors, upon the recommendation of its Audit Committee, has appointed Grant Thornton as the independent auditors of the Company for the fiscal year ending November 30, 2003. The Audit Committee has not yet met in fiscal 2004 to discuss the appointment of independent auditors for the current year. Representatives of Grant Thornton are expected to be present at the Meeting, will have an opportunity to make a statement if they desire to do so, and will be able to respond to appropriate questions..

STOCKHOLDER PROPOSALS

Stockholders of the Company may submit proposals on matters appropriate for stockholder action at subsequent annual meetings of the Company consistent with Rule 14a-8 promulgated under the Exchange Act and the Company's Certificate of Incorporation. Rule 14a-8 provides that a proposal submitted by a stockholder for a regularly scheduled annual meeting should be received at the company's principal executive offices not less than 120 calendar days before the date the company first released its proxy statement to its stockholders in connection with the previous year's annual meeting. However, if the date of the company's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials. The Company anticipates that it will have its next annual meeting no later than November 30, 2004, which would be outside the 30 day period referred to above. Therefore, any appropriate proposal submitted by a stockholder of the Company and intended to be presented at the 2003 annual meeting of stockholders must be received within a reasonable time before the Company begins to print and mail its proxy materials to be considered for inclusion in the Company's proxy statement and related proxy for the 2003 annual meeting.

Also, a stockholder proposal intended to be presented at the next annual meeting but not included in the Company's proxy statement for such meeting must be received by the Company at least 60 days in advance of the date of that meeting or, if the public announcement of the meeting is less than 70 days before the date of the meeting, on or before the tenth day following the date on which the meeting is first publicly announced. According to the Company's Certificate of Incorporation, a stockholder proposal received outside of this time period will be considered untimely. Management named in the Company's proxy form for the annual meeting will then have discretionary authority to vote shares represented by such proxies on the stockholder proposal, if presented at the meeting, without including information about the proposal in the Company's proxy materials. Even if a stockholder makes a timely notification, management named in the Company's proxy form for the annual meeting may still exercise discretionary voting authority under circumstances consistent with the proxy rules of the SEC.

The Company will inform the stockholders of any changes of the dates above in a timely manner and will provide notice of the new dates in a quarterly report on Form 10-Q.

The procedure for nominating a person for election to serve as a director is set forth under "Meetings of Directors and Committees—Nominating Committee." Any stockholder proposal must provide the information required by the Company's bylaws and Certificate of Incorporation and comply with any applicable laws and regulations. All submissions should be made to the Secretary of the Company at the Company's principal offices at 1730 Briercroft Court, Carrollton, Texas 75006.

HOUSEHOLDING

As permitted by the Exchange Act, some brokers and other nominee record holders may deliver only one copy of this Proxy Statement to stockholders residing at the same address, unless such stockholders have notified the Company or their brokers or other nominee record holders of their desire to receive multiple copies of the

Proxy Statement. Upon oral or written request, the Company will promptly deliver a separate copy of the Proxy Statement to any stockholder residing at an address to which only one copy was mailed. Stockholders residing at the same address and currently receiving only one copy of the Proxy Statement may contact their respective brokers or other nominee record holders or the Company to request multiple copies in the future, and stockholders residing at the same address and currently receiving multiple copies of the Proxy Statement may contact their respective brokers or other nominee record holders or the Company to request a single copy in the future. All such requests of the Company should be sent to:

CellStar Corporation
1730 Briercroft Court
Carrollton, Texas 75006
Attention: Corporate Secretary
Phone: (972) 466-5000

ANNUAL REPORT ON FORM 10-K

WE WILL MAIL TO ANY STOCKHOLDER WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2002, INCLUDING THE FINANCIAL STATEMENTS, SCHEDULES AND LIST OF EXHIBITS INCLUDED THEREIN. REQUESTS SHOULD BE SENT TO THE ATTENTION OF INVESTOR RELATIONS, AT OUR EXECUTIVE OFFICES LOCATED AT 1730 BRIERCROFT COURT, CARROLLTON, TEXAS 75006.

OTHER BUSINESS

The Board of Directors knows of no matters other than those described herein that will be presented for consideration at the Meeting. However, should any other matter properly come before the Meeting or any adjournment thereof, it is the intention of the persons named in the accompanying Proxy to exercise their discretionary authority to vote in accordance with their best judgment.

MISCELLANEOUS

The entire cost of soliciting Proxies, including the costs of preparing, printing, and mailing this Proxy Statement and accompanying materials to stockholders, will be borne by the Company. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit Proxies personally or by telephone or otherwise, without additional compensation. The Company may also make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding of solicitation materials to the beneficial owners of shares of Common Stock held by such persons, and the Company may reimburse such brokerage houses and other custodians, nominees, and fiduciaries for reasonable expenses incurred in connection therewith.

By Order of the Board of Directors,

Elaine Flud Rodriguez
Senior Vice President, Secretary and General Counsel

January 5, 2004

Appendix A

CellStar Corporation
Nominating Committee Charter

I. The Committee's Purpose. The Committee is appointed by the Board for the primary purposes of:

A. identifying individuals qualified to become members of the Board;

B. recommending to the Board when new members should be added to the Board;

C. recommending to the Board individuals to fill vacant Board positions;

D. recommending to the Board the director nominees for the next annual meeting of shareholders; and

E. evaluation of the Board, its committees and its members.

II. Membership on the Committee. The Committee shall consist of at least three directors. Each member of the Committee shall satisfy the independence requirements set forth in the corporate governance and other listing standards of the Nasdaq Stock Market as in effect from time to time (the "Nasdaq Standards"). However, if the Nominating Committee is comprised of at least three members, one director who is not an Independent Director (as defined in the Second Amended and Restated Statement of Corporate Governance Principles (the "Corporate Governance Principles")) and who is not a current officer or employee or a Family Member of an officer or employee may be appointed to the Nominating Committee if the Board, under exceptional and limited circumstances, determines that such individual's membership on the Committee is required by the best interests of the Company and its shareholders. Such appointee may not serve longer than two years.

III. The Committee's Duties and Responsibilities. The Committee has the following duties and responsibilities:

A. ***Board Vacancies.*** When a vacancy occurs on the Board by reason of disqualification, resignation, retirement, death or an increase in the size of the Board, to present the Committee's recommendation of a replacement member to the Board.

B. ***Director Criteria.*** To consider, at a minimum, the following factors in recommending to the Board potential new Board members, or the continued service of existing members:

1. the characteristics described in the Corporate Governance Principles (i.e., demonstrated character, judgment, relevant business, functional and industry experience, and degree of acumen);

2. whether the member/potential member assists in achieving a Board that represents an appropriate mix of background and specialized experience;

3. the member's/potential member's independence, as defined in the Corporate Governance Principles and pursuant to Nasdaq Standards;

4. whether the member/potential member would be considered a "financial expert" or "financially literate" as described in Nasdaq Standards, legislation or Audit Committee guidelines;

5. the extent of the member's/potential member's business experience, technical expertise, or specialized skills or experience;

6. whether the member/potential member, by virtue of particular experience relevant to the Company's current or future business, will add specific value as a Board member; and

7. any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

C. ***Board Committees.*** At the first meeting of the Board following the annual meeting of stockholders, to propose to the Board appropriate members for all Board Committees. Each Committee member shall serve until the date of the next Annual Board Meeting, unless he or she resigns, is removed or replaced, or otherwise ceases to be a director or a member of the Committee prior to such date, in which event the Board shall appoint another director of the Company to fill the resulting vacancy for his or her unexpired term. Furthermore, if for any reason the Board does not elect the members to the Committee at an Annual Board Meeting, the directors who then comprise the Committee will continue to serve as members of the Committee until the Board takes action to elect new members of the Committee. The Board may remove or replace a member of the Committee at any time.

D. ***Board Size.*** To make recommendations to the Board about exercising the Board's authority to determine the number of its members.

E. ***Oversight of the Evaluation of the Board and Committees.*** To be responsible for overseeing the evaluation of the Board and its committees in the following respects:

1. By annually reviewing the performance of the Board and each committee as a whole, and reporting the results of its review to the Board; and

2. By annually reviewing the performance of Board members who are expected to stand for election at the next annual meeting.

F. ***Director Removal.*** To recommend to the Board the removal of a Director where appropriate.

G. ***Director Independence.*** To recommend to the Board standards for Director independence.

H. ***Other Activities.*** To perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's bylaws and applicable law.

I. ***This Charter.*** To maintain and update, as appropriate, this Charter, which will be filed with the Company's annual proxy statement as appropriate, but at least once every three fiscal years.

J. ***Stockholder Nominations.*** To review and consider director nominations made by stockholders of the Company.

IV. Operation of the Committee

A. ***Meetings.*** The Committee shall meet as often as is appropriate, but not less than two times annually.

B. ***Chairperson.*** The Board shall elect one of the members of the Committee to act as chairperson of the Committee (the "Chairperson"). Such member shall act as Chairperson until the next Annual Board Meeting unless he or she resigns, is removed or replaced, or otherwise ceases to be a director or a member of the Committee prior to such date, in which event the Board shall appoint another member of the Committee to serve as Chairperson for his or her unexpired term. The Chairperson shall preside over all meetings of the Committee. In addition, the Chairperson shall periodically report the Committee's findings and conclusions to the Board. The Board may remove or replace the Chairperson at any time.

V. Authority to Retain Experts. The Committee has the authority to select, direct and, if appropriate, terminate any search firm used to identify candidates for Board membership (or to establish other procedures to develop potential candidates for consideration) as well as any such other experts as it deems necessary in the performance of its duties.

VI. Annual Performance Evaluation of the Committee. At least annually, the Committee will evaluate how well it has fulfilled its purpose during the previous year, and will report its findings to the full Board.

Appendix B

CellStar Corporation
Audit Committee Charter

The Audit Committee (the "Committee") of CellStar Corporation (the "Company") is a committee of the Board of Directors. Its primary purpose is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee shall fulfill its oversight responsibilities by reviewing (i) the financial information which will be provided to the shareholders, potential shareholders, the investment community and others; (ii) reviewing areas of potential significant financial risk to the Company including the systems of internal controls and disclosure controls and procedures which management and the Board of Directors have established; (iii) monitoring the independence and performance of the Company's independent accountants and internal audit function; and (iv) reporting on all such matters to the Board of Directors.

Meetings and Memberships

1. In meeting its responsibilities, the Committee is expected to provide an open avenue of communication between the internal auditor, the independent accountant and the Board of Directors, including meeting with the internal auditor, the independent accountant and management in separate executive sessions to discuss any matters that the Committee or any of these persons believe should be discussed privately with the Committee.

2. The Committee should meet privately in executive session at least annually with internal audit services and the independent accountant to discuss any matters that the Committee believes should be discussed.

3. The Committee shall have at least three members, who shall serve at the pleasure of the Board of Directors. All members shall be independent directors. An "independent director" is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

   a. a director who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees received by such director for service on the Board of Directors, the Committee or any other committee of the Board of Directors;

   b. a director who is affiliated with the Company or any of its subsidiaries in any capacity, other than in such director's capacity as a member of the Board of Directors, the Committee or any other committee of the Board of Directors;

   c. a director who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;

   d. a director who accepted any payments from the Company or any parent or subsidiary of the Company other than fees received by such director for service on the Board of Directors, the Committee or any other committee of the Board of Directors, or who has a Family Member who accepted any payments from the Company or any parent or subsidiary of the Company in excess of $60,000 during the current or any of the past three fiscal years, other than the following:

      i. compensation for board or board committee service;

      ii. payments arising solely from investments in the Company's securities;

      iii. compensation paid to a Family Member who is a non-executive employee of the Company or a parent or subsidiary of the Company;

iv. benefits under a tax-qualified retirement plan, or non–discretionary compensation; or

v. loans permitted under Section 13(k) of the Securities Exchange Act of 1934 (the "Act");

e. a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer;

f. a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

i. payments arising solely from investments in the Company's securities; or

ii. payments under non-discretionary charitable contribution matching programs;

g. a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the Company's executive officers served on the compensation committee of such other entity; or

h. a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

"Family Member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

4. All members of the Committee shall be financially literate and able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement at the time of such member's appointment to the Committee. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such person's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Committee shall, in the Board of Directors' judgment, qualify as an "audit committee financial expert" and possess the following attributes:

a. An understanding of generally accepted accounting principles ("GAAP") and financial statements;

b. The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

d. An understanding of internal controls and procedures for financial reporting; and

e. An understanding of audit committee functions.

5. The Committee members and the Committee chairman shall be designated by the full Board of Directors upon the recommendation of the Nominating Committee of the Board of Directors. The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board of Directors. In carrying out these responsibilities, the Committee believes its policies and

procedures should remain flexible so that it can best react to changing conditions and environment and to assure the Board of Directors and shareholders that the Company accounting practices are in accordance with all requirements and are of the highest quality.

In meeting its responsibilities, the Committee is expected to:

General

1. Review and update the Committee's charter annually.

2. Inquire of management, the internal auditor and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the Company.

3. Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

4. Consider and review with management, the independent accountant and the internal auditor:

    a. The adequacy of the Company's internal controls and disclosure controls and procedures, including the adequacy of controls and security for management information systems and other information technology.

    b. Any related significant findings and recommendations of the independent accountant and internal audit together with management's responses thereto.

5. Review filings with the SEC and other published documents containing the Company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

6. Review the Company's policies relating to compliance with laws and regulations; the Company's code of conduct; ethics; officers' expense accounts, perquisites, and use of corporate assets; conflict of interest and the investigation of misconduct or fraud. Determine the extent to which the planned audit scope of the internal auditor and independent accountant can be relied on to detect fraud.

7. Review legal and regulatory matters that may have a material impact on the financial statements, the Company's related compliance policies and programs and reports received from regulators.

8. Report actions of the Committee to the Board of Directors with such recommendations as the Committee may deem appropriate.

9. The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

10. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

11. The Committee shall be empowered to retain independent counsel, accountants or other advisors as it deems necessary to carry out its duties.

12. The Company shall provide for appropriate funding, as determined by the Committee, for payment of:

    (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(b) compensation to any advisers employed by the Committee; and

(c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

13. Annually, prepare a report to the shareholders as required by the Securities and Exchange Commission. The report should be signed by the Chair of the Committee and included in the Company's annual Proxy Statement, and should state that the Company's Audit Committee has adopted a written charter.

14. Provide a report of the Committee's activities to the Board at regular intervals.

15. Review and approve all related-party transactions, or designate a comparable body of the Board of Directors to review and approve all related-party transactions.

16. The Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the Board of Directors.

Management

1. Review Management's Discussion and Analysis (MD&A) included in Form 10-K.

2. Review with management the Company's policies and controls, including reporting controls over derivative transactions, including Foreign Currency exposures and hedging activities.

Management and Independent Accountant

1. Review quarterly results and related public release with management and independent accountant prior to release. Review with management, the independent accountant and the internal auditor Form 10-Q or Form 10-K before it is filed with the SEC.

2. Review with management and the Company's independent public accountants the applicability and impact of any new pronouncements (or exposure drafts) issued by the Financial Accounting Standards Board or other applicable regulatory agencies as well as any off-balance sheet structures used by the Company.

3. Discuss with the Company's CEO and CFO any significant deficiencies or material weaknesses uncovered in the design or operation of internal controls or disclosure controls and procedures during their certification process for the Form 10-Q or Form 10-K, and any fraud discovered involving management or other employees who have a significant role in the Company's internal controls.

Independent Accountant and Internal Auditor

1. Review with the internal auditor and independent accountant the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed by the Company and the related degree of aggressiveness or conservatism of its accounting principles and underlying estimates.

2. Review services provided by the internal auditor and independent accountant periodically to ensure that no prohibited services are being provided by an accountant who is also performing an audit for the Company.

3. Pre-approve, prior to the completion of any audit, all audit services and permissible non-audit services. The Committee shall not be required to pre-approve non-audit services provided to the Company by the independent accountant if (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to the auditor

during the fiscal year in which such non-audit services will be provided, (ii) such non-audit services were not recognized by the Company at the time of the accountant's engagement to be non-audit services, and (iii) such non-audit services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit. The Committee may delegate the authority to grant such pre-approvals to one or more members the Committee, provided that any approvals by less than the full Committee shall be presented to the full Committee at its next scheduled meeting.

4. If the Committee pre-approves any non-audit services to be provided to the Company by the independent accountant, such pre-approval shall be disclosed by the Company in its periodic reports, including the Committee's policies and procedures for pre-approval of services by the independent accountant as well as the percent of fees paid subject to the de minimis exception.

Independent Accountant

1. Confirm with the registered public accounting firm their ultimate accountability to the Board of Directors and the Committee, as representatives of the shareholders. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the Committee.

2. Take action, or recommend that the full Board of Directors take action, to oversee the independence of the independent accountant by, among other things, (i) receiving from the independent accountant a formal written statement delineating all relationships between the accountant and the Company, consistent with Independence Standards Board Standard 1, and (ii) actively engaging in a dialogue with the accountant with respect to any disclosed relationships or services that may impact the objectivity and independence of the accountant.

3. Review scope of work planned by the independent accountant for the annual audit.

4. Review with the independent accountant at the completion of the annual examination:

   a. The Company's annual financial statements and related footnotes to establish that the organization's financial statements constitute a full and meaningful report to its shareholders and creditors.

   b. The independent accountant's audit of the financial statements and his or her report thereon.

   c. Any significant changes required in the independent accountant's audit plan.

   d. Any serious difficulties or disputes with management encountered during the course of the audit.

   e. Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards or any other concerns.

   f. The Company's compliance with its loan agreements.

   g. The existence of significant estimates and the rationale behind those estimates as well as any significant changes in such estimates.

   h. All fees paid to the auditors for the previous fiscal year.

   i. Any significant transactions that were not a normal part of the Company's business.

   j. Any change in accounting principles.

   k. Any prior period adjustments.

l. The initial reporting of any significant loss or gain contingency (or significant change in the magnitude of any contingency).

m. The "Management Letter" from the independent accountants.

5. Periodically review with the independent accountant the following issues with respect to the Company's periodic filings:

   a. All critical accounting policies and practices to be used.

   b. All alternative treatments of the Company's financial information within GAAP that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountant.

   c. All other material written communications between the independent accountant and the Company's management, such as any management letter or schedule of unadjusted differences.

6. Discuss with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61.

Internal Auditor

1. Review and concur in the appointment, replacement, reassignment or dismissal of the Director of Audit Services.

2. Confirm and assure the independence of the internal auditor.

3. Review with the Director of Audit Services the audit scope and plan, including the coordination of audit effort between the internal auditor and the independent accountant, to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

4. Consider and review with management and the internal auditor:

   a. Significant findings during the year and management's responses thereto.

   b. Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

   c. Any changes required in the planned scope of their audit plan.

   d. The internal auditing department budget and staffing.

   e. The internal audit department charter.

   f. The internal auditor's compliance with the Institute of Internal Auditors Standards for the Professional Practice of Internal Audits.

Whistleblower Procedures

1. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

2. Establish procedures for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or audit matters.

Appendix C

CELLSTAR CORPORATION
2003 LONG-TERM INCENTIVE PLAN

The CellStar Corporation 2003 Long-Term Incentive Plan (the "Plan") was adopted by the Board of Directors of CellStar Corporation, a Delaware corporation (the "Company"), effective as of March 13, 2003, subject to approval by the Company's stockholders.

ARTICLE 1
PURPOSE

The purpose of the Plan is to attract and retain key Employees, Nonemployee Directors and Advisors of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of Stock Options, Stock Appreciation Rights, Restricted Stock, and/or Cash Awards, whether granted singly, in combination, or in tandem. The Plan is designed to

(a) increase the interest of such persons in the welfare of the Company and its Subsidiaries;

(b) furnish an incentive to such persons to continue their services for the Company and/or its Subsidiaries; and

(c) provide a means through which the Company and its Subsidiaries may attract able persons to enter their employ or serve as Advisors.

Unless otherwise specified by the Committee at the time of grant, with respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void *ab initio*, to the extent permitted by law and deemed advisable by the Committee.

ARTICLE 2
DEFINITIONS

For purposes of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 "Advisor" means any person performing advisory or consulting services for the Company or any Subsidiary, with or without compensation, to whom the Company chooses to grant an Award in accordance with the Plan, *provided that bona fide* services must be rendered by such person and such services shall not be rendered in connection with the offer or sale of securities in a capital raising transaction.

2.2 "Applicable Law" shall have the meaning set forth in Article 3 below.

2.3 "Award" means the grant under the Plan of any Stock Options, Stock Appreciation Rights, shares of Restricted Stock, or Cash Award, whether granted singly, in combination, or in tandem (sometimes individually referred to herein as an "Incentive").

2.4 "Award Agreement" means a written agreement between a Participant and the Company that sets out the terms of the grant of an Award.

2.5 "Award Period" means the period set forth in the Award Agreement during which one or more Incentives granted under an Award may be exercised, which shall commence on the Date of Grant and expire at the time set forth in the Award Agreement.

2.6 "Board" means the Board of Directors of the Company.

2.7 "Cash Award" means an Award granted pursuant to Article 9 of the Plan.

2.8 "Change of Control" means any of the following: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company's Common Stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "Continuing Directors") who (x) at the effective date of this Plan were directors or (y) become directors after the effective date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the effective date of this Plan or whose election or nomination for election was previously so approved; or (v) in a Chapter 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. To the extent that a Participant's Employment Agreement differs from the Plan with respect to the meaning of "Change of Control," if such Employment Agreement has been approved by the Compensation Committee of the Board of Directors, the definition included in such Employment Agreement shall govern.

2.9 "Code" means the Internal Revenue Code of 1986, as amended.

2.10 "Committee" means the committee(s) appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.11 "Common Stock" means the common stock, par value $.01 per share, which the Company is currently authorized to issue or may in the future be authorized to issue or, in the event that the outstanding shares of such common stock are hereafter converted into or exchanged for shares of a different stock or security of the Company or another corporation pursuant to the terms of this Plan, such other stock or security.

2.12 "Company" means CellStar Corporation, a Delaware corporation, and any successor entity.

2.13 "Corporation" means any entity that (i) is defined as a corporation under Code Section 7701 and (ii) is the Company or is in an unbroken chain of corporations (other than the Company) beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain. For purposes of clause (ii) hereof, an entity shall be treated as a "corporation" if it satisfies the definition of a corporation under Section 7701 of the Code.

2.14 "Date of Grant" means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement; *provided, however, that* solely for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than the effective date of such Award as set forth in the Award Agreement.

2.15 "Employee" means any common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code), including any employee who is also a director and/or officer, of the Company or a Subsidiary.

2.16 "Employment Agreement" means an agreement between the Company or any Subsidiary and a Participant, setting forth the terms and conditions of the Participant's employment by the Company or such Subsidiary. For purposes of the Plan, such term shall also be deemed to include any agreement between the Company or any Subsidiary and an Advisor, setting forth the terms and conditions of the Advisor's services for the Company or such Subsidiary.

2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.18 "Fair Market Value" of a share of Common Stock means, as of a particular date, (a) if the shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (b) if the shares of Common Stock are not so listed but are quoted on the Nasdaq National Market System, the closing sales price per share of Common Stock on the Nasdaq National Market System on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked quotations on that date, or, if there are no bid and asked quotations available for such date, on the last preceding date on which such bid and asked quotations shall be available, as reported by Nasdaq, or, if not reported by Nasdaq, by the National Quotation Bureau, Inc., or (d) if none of the above is applicable, such amount as may be determined by the Committee, in good faith, to be the fair market value per share of Common Stock. In no event shall "Fair Market Value" be less than the par value of the Common Stock.

2.19 "Incentive" shall have the meaning given it in Section 2.3 above.

2.20 "Incentive Stock Option" or "ISO" means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.21 "Mandated Restrictions" shall have the meaning set forth in Article 3 below.

2.22 "Nonemployee Director" means a member of the Board of Directors of the Company or any Subsidiary who is not an Employee.

2.23 "Non-qualified Stock Option" means a non-qualified stock option, granted pursuant to this Plan, to which Section 421 of the Code does not apply.

2.24 "Option Exercise Price" means the price that must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

2.25 "Option Period" means the period set forth in the Stock Option Agreement commencing on the Date of Grant and expiring at the time set forth in the Stock Option Agreement.

2.26 "Participant" shall mean an Employee, Nonemployee Director or Advisor to whom an Award is granted under this Plan.

2.27 "Plan" means this CellStar Corporation 2003 Long-Term Incentive Plan, as amended from time to time.

2.28 "Reporting Participant" means a Participant who is subject to the reporting requirements of Section 16 of the Exchange Act.

2.29 "Restricted Stock" means shares of Common Stock issued or transferred to a Participant pursuant to this Plan, which shares are subject to the restrictions or limitations set forth in Article 7 of this Plan and in the related Restricted Stock Agreement.

2.30 "Restricted Stock Agreement" means a written agreement between the Company and a Participant with respect to an Award of Restricted Stock.

2.31 "Retirement" means Termination of Service at or after the Company's established retirement age, unless otherwise defined in a particular Award Agreement. To the extent that a Participant's Employment Agreement differs from the Plan with respect to the meaning of "Retirement," if such Employment Agreement has been approved by the Compensation Committee of the Board of Directors, the definition included in such Employment Agreement shall govern.

2.32 "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time.

2.33 "SAR Price" means the exercise price of each share of Common Stock covered by an SAR, which shall be at least the Fair Market Value of each share of Common Stock covered by the SAR, determined on the Date of Grant of the SAR.

2.34 "Section 162(m) Exception" means the exception under Section 162(m) of the Code and the regulations promulgated thereunder for "qualified performance-based compensation."

2.35 "Stock Appreciation Right" or "SAR" means the right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the SAR Price for such shares.

2.36 "Stock Appreciation Right Agreement" means an agreement between the Company and a Participant setting forth the terms and conditions of an Award of Stock Appreciation Rights.

2.37 "Stock Option" means a Non-qualified Stock Option or an Incentive Stock Option to purchase Common Stock.

2.38 "Stock Option Agreement" means a written agreement between the Company and a Participant setting forth the terms and conditions of an Award of Stock Options.

2.39 "Subsidiary" means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. "Subsidiaries" means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

2.40 "Ten Percent Owner" means a person who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent (within the meaning of Section 424(e) of the Code) or Subsidiaries). Whether a person is a Ten Percent Owner shall be determined with respect to a Stock Option based on the facts existing immediately prior to the Date of Grant of such Stock Option.

2.41 "Termination of Service" occurs when a Participant who is an Employee or an Advisor shall cease to serve as an Employee or Advisor of the Company and its Subsidiaries, for any reason; or, when a Participant who is a Nonemployee Director shall cease to serve as a director of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a "Termination of Service" shall not be deemed to have occurred when a Participant changes his or her status as an Employee, Nonemployee Director or Advisor so long as after such change in status, the Participant is either an Employee, Nonemployee Director or Advisor. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Section 422 of the Code upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Non-qualified Stock Option.

2.42 "Total and Permanent Disability" of a Participant means that the Participant is qualified for long-term disability benefits under the Company's or a Subsidiary's disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Participant is not eligible to participate in any such plan or policy, that the Participant, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is unable to perform his or her duties of employment for a period of six (6) continuous months, as determined in good faith by the Committee, based upon medical reports or other evidence satisfactory to the Committee; *provided that*, with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code. With respect to any Award other than an Incentive Stock Option, to the extent that a Participant's Employment Agreement differs from the Plan with respect to the meaning of "Total and Permanent Disability," if such Employment Agreement has been approved by the Compensation Committee of the Board of Directors, the definition included in such Employment Agreement shall govern.

ARTICLE 3
ADMINISTRATION

3.1 In General. Subject to the terms of this Article 3, the Plan shall be administered by the Board or by a committee of the Board appointed by the Board to administer the Plan (the "Committee"), consisting of at least two members of the Board; *provided that*, (i) with respect to any Award that is intended to satisfy the requirements of Rule 16b-3, such Award shall be granted and administered by the full Board or by a committee of the Board consisting of at least such number of directors as are required from time to time by Rule 16b-3, and each such Board or committee member shall meet such qualifications as are required by Rule 16b-3 from time to time; and (ii) with respect to any Award that is intended to satisfy the requirements of the Section 162(m) Exception, such Award shall be granted and administered by a committee of the Board consisting of at least such number of directors as are required from time to time to satisfy the Section 162(m) Exception, and each such committee member shall meet such qualifications as are required, from time to time, to satisfy the Section 162(m) Exception. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board. If at any time there is no Committee to administer the Plan or the Committee fails to satisfy any applicable Mandated Restrictions, any references in this Plan to the Committee shall be deemed to refer to the Board.

The Committee shall select one of its members to act as its Chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.2 Grants by the Committee. Subject to the provisions of the Plan and except as provided in Section 3.3 below, the Committee shall have the sole discretion and authority to determine and designate from time to time the eligible persons to whom Awards will be granted and to determine and interpret the terms and provisions of each Award Agreement, including without limitation the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance requirements, as are approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive, two or more Incentives granted in combination, or two or more Incentives granted in tandem (that is, a joint grant where exercise of one Incentive results in cancellation of all or a portion of the other Incentive). Although the members of the Committee shall be eligible to receive Awards, no member of the Committee shall participate in any decisions regarding any Award granted hereunder to such member. All decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.

3.3 Delegation of Authority by Board. Subject to the provisions of the Plan and notwithstanding Section 3.2 above, the Board may, in its discretion, from time to time delegate to the Chief Executive Officer of the Company (the "CEO") the authority, subject to such terms as the Board shall determine, to determine and designate from time to time the eligible persons to whom Awards may be granted and to perform other specified functions under the Plan; *provided, however, that* the CEO may not grant any Award to, or perform any function related to an Award to, himself or any individual (i) then subject to Section 16 of the Exchange Act or (ii) who is or, in the determination of the Board or the Committee, may become a "covered employee" as that term is defined in Section 162(m) of the Code, and any such grant or function relating to such individuals shall be performed solely by the Board or the Committee to ensure compliance with the applicable requirements of the Exchange Act and the Code.

Any such delegation of authority by the Board shall be by a resolution adopted by the Board and shall specify all of the terms and conditions of the delegation. The resolution of the Board granting such authority may authorize the CEO to grant Awards pursuant to Sections 6.1, 7.1, 8.1, and 9.1 of the Plan and may set forth the types of Awards that may be granted; *provided, however, that* the resolution shall (i) specify the maximum number of shares of Common Stock that may be awarded to any individual Participant and to all Participants during a specified period of time, (ii) specify the maximum amount of any Cash Award and any conditions, limitations, or restrictions to be imposed on Cash Awards, and (iii) specify the exercise price (or the method for determining the exercise price) of an Award, the Option Period, vesting schedule, and any other terms, conditions, or restrictions that may be imposed by the Board in its sole discretion. The resolution of the Board shall also require the CEO to provide the Board or the Committee, on at least a quarterly basis, a report that identifies the Awards granted and, with respect to each Award: the name of the Participant, the Date of Grant, the number of shares of Common Stock subject to such Award, the exercise price, and any other terms which are in the CEO's discretion as set forth in the resolution of the Board granting such authority.

3.4 Interpretation of the Plan. Subject to the provisions of the Plan, the Committee shall have sole discretion and authority to (i) interpret the Plan; (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan; (iii) modify or amend any Award Agreement or waive any conditions or restrictions applicable to any Stock Option or SAR (or the exercise thereof) or to any shares of Restricted Stock; and (iv) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The discretionary authority granted to the Committee hereunder shall not be limited or otherwise negated by any other provisions of the Plan.

The Committee may delegate to officers of the Company, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Committee.

With respect to restrictions ("Mandated Restrictions") in the Plan that are based on the requirements of Rule 16b-3, Section 422 of the Code, the Section 162(m) Exception, the rules of any exchange upon which the Company's securities are listed, or any other applicable law, rule or restriction (collectively, "Applicable Law"), to the extent that any such Mandated Restrictions are no longer required by Applicable Law as determined by the Committee in the Committee's sole discretion, the Committee and the CEO, as applicable, shall have the authority to grant Awards that are not subject to such Mandated Restrictions and/or to waive any such Mandated Restrictions with respect to outstanding Awards.

ARTICLE 4
ELIGIBILITY

Any Employee, Nonemployee Director, or Advisor whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan; *provided that* only Employees of a Corporation shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Nonemployee Director, or Advisor. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards granted at different times need not contain similar provisions. The Committee's determinations under the Plan (including without limitation determinations of which persons, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Employees, Nonemployee Directors and/or Advisors who receive, or are eligible to receive, Awards under the Plan.

ARTICLE 5
SHARES SUBJECT TO PLAN

5.1 Number Available for Awards. Subject to adjustment as provided in Articles 12 and 13, the maximum number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan is 1,000,000 shares. Such shares of Common Stock may be made available from either authorized but unissued Common Stock, Common Stock held by the Company in its treasury or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available a number of shares of Common Stock sufficient to satisfy the requirements of this Plan.

5.2 Maximum Individual Grants. No Participant may receive during any fiscal year of the Company, Awards in the form of shares of Common Stock, including Stock Options, SARs or Restricted Stock, covering an aggregate of more than 150,000 shares of Common Stock.

5.3 Reuse of Shares.

(a) Subject to Section 5.3(c), if, and to the extent, a Stock Option shall expire or terminate for any reason without having been exercised in full, or in the event that a Stock Option is exercised or settled in a manner such that some or all of the shares of Common Stock relating to the Stock Option are not issued to the Participant (or beneficiary) (including as the result of the use of shares for withholding taxes), the shares of Common Stock subject thereto which have not become outstanding shall (unless the Plan shall have sooner terminated) become available for issuance under the Plan; in addition, with respect to any share-for-share exercise pursuant to Section 6.6 or otherwise, only the "net" shares issued shall be deemed to have become outstanding for purposes of the Plan as a result thereof.

(b) Subject to Section 5.3(c), if shares of Restricted Stock under the Plan are forfeited for any reason, such shares of Restricted Stock shall (unless the Plan shall have sooner terminated) become available for issuance under the Plan.

(c) In no event shall the number of shares of Common Stock subject to Incentive Stock Options exceed, in the aggregate, 1,000,000 shares of Common Stock plus shares subject to Incentive Stock Options which are forfeited or terminated, or expire unexercised.

ARTICLE 6
STOCK OPTIONS

6.1 Grant of Stock Options. The Committee may, in its sole discretion, grant Stock Options in accordance with the terms and conditions set forth in the Plan. Any Stock Option granted pursuant to this Plan must be granted within ten (10) years after the date of adoption of this Plan. The Plan shall be submitted to the Company's stockholders for approval; however, the Committee may grant Stock Options under the Plan prior to the time of stockholder approval. Any such Stock Option granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of a Stock Option to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

The grant of a Stock Option shall, subject to Article III, be authorized by the Committee and shall be evidenced by a Stock Option Agreement setting forth the Date of Grant, the total number of shares purchasable pursuant to the Stock Option, the Option Exercise Price, the Option Period, the vesting schedule (if any), and such other terms, provisions, limitations and performance objectives, as are approved by the Committee, but not inconsistent with the Plan.

6.2 Option Exercise Price. The Option Exercise Price for any shares of Common Stock which may be purchased under a Stock Option shall be determined by the Committee and shall be at least equal to the Fair Market Value per share of Common Stock on the Date of Grant; *provided that*, with respect to any Incentive Stock Option that is granted to an Employee who is a Ten Percent Owner, the Option Exercise Price shall be at least 110% of the Fair Market Value of the Common Stock on the Date of Grant.

6.3 Option Period. The Option Period for any Stock Option shall be determined by the Committee and specified in the Stock Option Agreement. No Stock Option granted under the Plan may be exercised at any time after the end of its Option Period. The Option Period for any Stock Option shall be no more than ten (10) years from the Date of Grant or, with respect to any Incentive Stock Option that is granted to a Ten Percent Owner, the Option Period of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the Date of Grant.

6.4 Maximum ISO Grants. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries or parent) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option granted under this Plan which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any such portion thereof) shall be a Nonqualified Stock Option. In such case, the Committee shall designate which portion of the Stock Option will be treated as an Incentive Stock Option.

6.5 Exercise of Stock Options. Subject to the terms, conditions, and restrictions of the Plan, each Stock Option may be exercised in accordance with the terms of the Stock Option Agreement pursuant to which the Stock Option is granted. The Committee, in its sole discretion, may determine that a Stock Option will be immediately exercisable, in whole or in part, or that all or any portion may not be exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If a Stock Option is exercisable prior to the time it is vested, the Common Stock obtained on the exercise of the Stock Option shall be Restricted Stock which is subject to the applicable provisions of the Plan and the Award Agreement. If the Committee imposes conditions upon exercise of any Stock Option, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Stock Option may be exercised; *provided that*, the Committee shall not, without the Participant's consent, accelerate any Incentive Stock Option if such acceleration would disqualify such Stock Option as an Incentive Stock Option. Notwithstanding anything in the Plan to the contrary, to the extent required by Rule 16b-3, a Reporting Participant may not exercise a Stock Option or Stock Appreciation Right until at least six months have expired from the "date of grant" (within the meaning of Rule 16b-3).

Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option will be deemed exercised for purposes of the Plan when (i) written notice of exercise has been received by the Company at its principal office (which notice shall set forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised and the date of exercise thereof, which shall be at least three (3) days after giving such notice, unless an earlier time shall have been mutually agreed upon) and (ii) payment of consideration with a value equal to the total Option Exercise Price of the shares to be purchased is received by the Company in accordance with Section 6.6 below; *provided that*, with respect to a cashless exercise of any Stock Option (in accordance with clause (c) of Section 6.6 below), such Stock Option will be deemed exercised for purposes of the Plan on the date of sale of the shares of Common Stock received upon exercise. No Stock Option may be exercised for a fractional share of Common Stock. The granting of a Stock Option shall impose no obligation upon the Participant to exercise that Stock Option.

6.6 Payment of Option Exercise Price. The Option Exercise Price is payable as provided in the Stock Option Agreement, which may provide for payment in one or more of the following ways: (a) in cash or by certified check, bank draft, or money order payable to the order of the Company, (b) with Common Stock (including Restricted Stock) owned by the Participant and valued at its Fair Market Value on the date of exercise, and which the Participant has not acquired from the Company within six (6) months prior to the date of exercise, (c) by delivery (including by FAX) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option or to pledge such shares as collateral for a loan and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price, and/or (d) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option, equal to the number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions and provisions as the Restricted Stock so tendered.

Except as otherwise provided in the applicable Stock Option Agreement, upon payment of all amounts due from the Participant, the Company shall cause certificates for the Common Stock then being purchased to be delivered to the Participant (or the person exercising the Participant's Stock Option in the event of his death) at its principal business office or other mutually agreed upon location within ten (10) business days after the exercise.

Except as may be otherwise provided in a Stock Option Agreement, if the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, that portion of the Participant's Stock Option and right to purchase such Common Stock may be forfeited by the Company.

6.7 Limitation on Incentive Stock Option Characterization. To the extent that any Stock Option fails to qualify as an Incentive Stock Option, such Stock Option will be considered a Non-qualified Stock Option.

6.8 Termination of Service. Unless otherwise permitted by the Committee, in its sole discretion, in the event of Termination of Service of a Participant, any Stock Options held by such Participant shall be exercisable as follows:

(a) *Termination Due to Death or Total and Permanent Disability.* In the event of a Participant's Termination of Service due to death or Total and Permanent Disability, such Participant's Stock Options may be exercised, to the extent such Stock Options could have been exercised by the Participant on the date of the Participant's death or Total and Permanent Disability (as applicable), for a period of twelve (12) months after the Participant's death or Total and Permanent Disability (as applicable) or until the expiration of the original Option Period (if sooner).

(b) *Termination Due to Retirement.* In the event of a Participant's Termination of Service due to Retirement, such Participant's Stock Options may be exercised, to the extent such Stock Options could have been exercised by the Participant on the date of the Participant's Retirement, for a period of three (3) months after the date of the Participant's Retirement or until the expiration of the original Option Period (if sooner).

(c) *Termination for Reasons Other than Death, Total and Permanent Disability, or Retirement.* In the event of a Participant's Termination of Service for any reason other than death, Total and Permanent Disability, or Retirement, such Participant's Stock Options may be exercised, to the extent such Stock Options could have been exercised by the Participant on the date of such Termination of Service, for a period of thirty (30) days after the date of such Termination of Service or until the expiration of the original Option Period (if sooner).

6.9 Transferability of Stock Options.

(a) *Incentive Stock Options.* Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Stock Option Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option.

The Committee may waive or modify any limitation contained in this Section 6.9(a) that is not required for compliance with Section 422 of the Code.

(b) *Non-qualified Stock Options.* Except as otherwise provided herein, Non-qualified Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option.

(1) *Participants Other Than Reporting Participants.* With respect to Non-qualified Stock Options granted hereunder to any Participant who is not a Reporting Participant, the Committee may, in its sole discretion, provide in any Stock Option Agreement (or in an amendment to any existing Stock Option Agreement) such provisions regarding transferability of the Non-qualified Stock Options as the Committee, in its sole discretion, deems appropriate.

(2) *Reporting Participants.* The Committee may, in its sole discretion, provide in any Stock Option Agreement (or in an amendment to any existing Stock Option Agreement) that Non-qualified Stock Options granted hereunder to a Reporting Participant may be transferred to (i) the spouse (or former spouse), children or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of the Participant and/or such Immediate Family Members, (iii) a partnership in which the only partners are the Participant, such Immediate Family Members and/or entities which are controlled by the Participant and/or such Immediate Family Members, (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, *provided that* (x) there shall be no consideration for any such transfer, (y) the Stock Option Agreement pursuant to which such Non-qualified Stock Option is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred Non-qualified Stock Options shall be prohibited except those by will or the laws of descent and distribution.

Following any transfer, any such Non-qualified Stock Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, *provided that* for purposes of Sections 6.5 and 6.6, and Articles 10, 12, 13, 14 and 16 hereof the term "Participant" shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Non-qualified Stock Option shall be exercisable by the transferee only to the extent and for the periods specified in the Stock Option

Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Non-qualified Stock Option of any expiration, termination, lapse or acceleration of such Stock Option. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Non-qualified Stock Option that has been transferred by a Participant under this Section 6.9(b)(2).

The Committee may waive or modify any limitation contained in this Section 6.9(b)(2) that is not required for compliance with Rule 16b-3.

ARTICLE 7
RESTRICTED STOCK

7.1 Grant of Restricted Stock. The Committee may, in its sole discretion, grant an Award of Restricted Stock in accordance with the terms and conditions set forth in the Plan. Any Award of Restricted Stock granted pursuant to this Plan must be granted within ten (10) years after the date of adoption of this Plan. The Plan shall be submitted to the Company's stockholders for approval; however, the Committee may grant Awards of Restricted Stock under the Plan prior to the time of stockholder approval. Any such Award of Restricted Stock granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of an Award of Restricted Stock to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

The grant of an Award of Restricted Stock shall be evidenced by a Restricted Stock Agreement setting forth (i) the Date of Grant, (ii) the number of shares of Restricted Stock awarded, (iii) the price, if any, to be paid by the Participant for such Restricted Stock and the method of payment of the price, (iv) the time or times within which such Award may be subject to forfeiture, (v) specified performance goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company or any Subsidiary, or other criteria, if any, that the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (vi) such other terms, limitations, restrictions and conditions of the Restricted Stock as are consistent with the Plan. The provisions of Awards of Restricted Stock need not be the same with respect to each Participant. If the Committee establishes a purchase price for an Award of Restricted Stock, the Participant must accept such Award within a period of thirty (30) days (or such shorter period as the Committee may specify) after the Date of Grant by executing the applicable Restricted Stock Agreement and paying such purchase price.

7.2 Restrictions and Conditions. Each Award of Restricted Stock shall confer upon the recipient thereof the right to receive a specified number of shares of Common Stock in accordance with the terms and conditions of each Participant's Restricted Stock Agreement and the restrictions and conditions set forth below:

(a) The shares of Common Stock awarded hereunder to a Participant shall be restricted for a period of time (the "Restriction Period") to be determined by the Committee for each Participant at the time of the Award. The restrictions shall prohibit the sale, transfer, pledge, assignment or other encumbrance of such shares and shall provide for possible reversion thereof to the Company in accordance with subparagraph (f) during the Restriction Period. The Restriction Period shall commence on the Date of Grant or the date of exercise of an Award, as specified in the Restricted Stock Agreement, and, unless otherwise established by the Committee in the Restricted Stock Agreement, shall expire upon satisfaction of the conditions set forth in the Restricted Stock Agreement, which conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) any other measurements of Company performance, as determined by the Committee in its sole discretion. The Committee may, in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Award, such action is appropriate.

(b) Except as provided in subparagraph (a) above or in the applicable Restricted Stock Agreement, from the Date of Grant of an Award of Restricted Stock, the Participant shall have, with respect to his or her shares of Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon, subject to forfeiture of such rights, as provided in subparagraph (f) below.

(c) Each Participant who is awarded or receives Restricted Stock shall be issued a stock certificate or certificates in respect of such shares of Common Stock, which shall be registered in the name of the Participant, but shall be delivered by the Participant to the Company together with a stock power endorsed in blank. Each such certificate shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, substantially in the form provided in Section 16.8.

Each Restricted Stock Agreement shall require that (i) each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer, and (ii) such provisions regarding returns and transfers of stock certificates with respect to forfeited shares of Common Stock shall be specifically performable by the Company in a court of equity or law.

(d) Upon the lapse of a Restriction Period without forfeiture or upon expiration of any other restrictions imposed on such shares of Common Stock by the applicable Restricted Stock Agreement or other agreement, the Company will return the stock certificates representing shares of Common Stock with respect to which the restrictions have lapsed to the Participant or his or her legal representative, and pursuant to the instruction of the Participant or his or her legal representative will issue a certificate for such shares that does not bear the legend set forth in subparagraph (c) above.

(e) Any other securities or assets (other than ordinary cash dividends) that are received by a Participant with respect to shares of Restricted Stock awarded to such Participant, which shares are still subject to restrictions established in accordance with subparagraph (a) above, will be subject to the same restrictions and will be delivered by the Participant to the Company as provided in subparagraph (c) above.

(f) Subject to the provisions of the particular Restricted Stock Agreement, and unless otherwise permitted by the Committee in its sole discretion, upon Termination of Service for any reason during the Restriction Period, any nonvested shares of Restricted Stock held by such Participant shall be forfeited by the Participant. In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Company shall, as soon as practicable after the event causing forfeiture (but in any event within five (5) business days), pay to the Participant, in cash, an amount equal to the lesser of the total consideration paid by the Participant for such forfeited shares or the Fair Market Value of such forfeited shares as of the date of Termination of Service. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.

7.3 Notice to Company of Section 83(b) Election. Any Participant who exercises an election under Section 83(b) of the Code to have his or her receipt of shares of Restricted Stock taxed currently, without regard to restrictions, must give notice to the Company of such election immediately upon making such election. Any such election must be made within thirty (30) days after the effective date of issuance and cannot be revoked except with the consent of the Internal Revenue Service.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1 Grants of SARs. The Committee may, in its sole discretion, grant Stock Appreciation Rights in accordance with the terms and conditions set forth in the Plan. Any SARs granted pursuant to this Plan must be granted within ten (10) years after the date of adoption of this Plan. The Plan shall be submitted to the

Company's stockholders for approval; however, the Committee may grant SARs under the Plan prior to the time of stockholder approval. Any such SARs granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of an SAR to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

Each Stock Appreciation Right Agreement may contain such additional terms and conditions, not inconsistent with the terms of the Plan, as are determined by the Committee in its sole discretion. An SAR may be granted in combination with, in addition to, or completely independent of, a Stock Option or any other Award. An SAR shall entitle a Participant at his election to surrender to the Company all or a portion of the SAR, as the Participant shall choose, and to receive from the Company in exchange therefor an amount equal to the excess (if any) of the Fair Market Value of a share of Common Stock on the date of exercise over the SAR Price, multiplied by the total number of shares of Common Stock with respect to which the SAR shall have been exercised.

8.2 SAR Price. The SAR Price for any share of Common Stock subject to an SAR shall be at least equal to the Fair Market Value of the share on the Date of Grant.

8.3 Award Period. Subject to Section 8.9 below, the Award Period for any Stock Appreciation Right shall be determined by the Committee and specified in the Stock Appreciation Right Agreement. No SAR granted under the Plan may be exercised at any time after the end of its Award Period. The Award Period for any Stock Appreciation Right shall be no more than ten (10) years from its Date of Grant.

8.4 Form of Payment. In the discretion of the Committee, the Company may satisfy its payment obligation upon a Participant's exercise of an SAR (i) in cash, (b) in shares of Common Stock having an aggregate Fair Market Value on the date of exercise equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or (c) in part with cash and in part with shares of Common Stock.

8.5 Exercise of SARs. Subject to the following paragraph, each Stock Appreciation Right shall be exercisable in accordance with the terms of the Stock Appreciation Rights Agreement pursuant to which the Stock Appreciation Right is granted. Subject to the conditions of this Section 8.5 and such administrative regulations as the Committee may from time to time adopt, an SAR may be exercised by the delivery (including by FAX) of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the date of exercise thereof, which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the date of exercise, the Participant shall receive from the Company in exchange therefor payment in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) of one share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of shares of Common Stock having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash.

8.6 Effect on Stock Options and Vice-Versa. Whenever a Stock Appreciation Right is granted in tandem with a Stock Option and the exercise of one affects the right to exercise the other, the right of the Participant to exercise one shall be canceled if, and to the extent, the other is exercised. For example, if a Stock Option and an SAR are issued in a tandem Award, and the Participant exercises the SAR with respect to 100 shares of Common Stock, the right of the Participant to exercise the related Stock Option shall be canceled to the extent of 100 shares of Common Stock.

8.7 Termination of Employment or Service. Unless otherwise permitted by the Committee, in its sole discretion, in the event of Termination of Service of a Participant, any Stock Appreciation Rights held by such

Participant shall be exercisable as set forth below; *provided that,* whenever a Stock Appreciation Right is granted in relation to a Stock Option and the exercise of one affects the right to exercise the other, the Stock Appreciation Right may be exercised only during the period, if any, within which the Stock Option to which it relates may be exercised.

(a) *Termination Due to Death or Total and Permanent Disability.* In the event of a Participant's Termination of Service due to death or Total and Permanent Disability, such Participant's Stock Appreciation Rights may be exercised, to the extent such Stock Appreciation Rights could have been exercised by the Participant on the date of the Participant's death or Total and Permanent Disability (as applicable), for a period of twelve (12) months after the Participant's death or Total and Permanent Disability (as applicable) or until the expiration of the original Award Period (if sooner).

(b) *Termination Due to Retirement.* In the event of a Participant's Termination of Service due to Retirement, such Participant's Stock Appreciation Rights may be exercised, to the extent such Stock Appreciation Rights could have been exercised by the Participant on the date of the Participant's Retirement, for a period of three (3) months after the date of the Participant's Retirement or until the expiration of the original Award Period (if sooner).

(c) *Termination for Reasons Other than Death, Total and Permanent Disability, or Retirement.* In the event of a Participant's Termination of Service for any reason other than death, Total and Permanent Disability, or Retirement, such Participant's Stock Appreciation Rights may be exercised, to the extent such Stock Appreciation Rights could have been exercised on the date of such Termination of Service, for a period of thirty (30) days after the date of such Termination of Service or until the expiration of the original Award Period (if sooner).

8.8 Transferability of Stock Appreciation Rights. Except as otherwise provided herein, SARs may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. The designation by a Participant of a beneficiary will not constitute a transfer of the SAR.

(a) *Participants Other Than Reporting Participants.* Subject to Section 8.9 below, with respect to SARs granted hereunder to any Participant who is not a Reporting Participant, the Committee may, in its sole discretion, provide in any Stock Appreciation Rights Agreement (or in an amendment to any existing Stock Appreciation Rights Agreement) such provisions regarding transferability of the SARs as the Committee, in its sole discretion, deems appropriate.

(b) *Reporting Participants.* Subject to Section 8.9 below, the Committee may, in its sole discretion, provide in any Stock Appreciation Rights Agreement (or in an amendment to any existing Stock Appreciation Rights Agreement) that Stock Appreciation Rights granted hereunder to a Reporting Participant may be transferred to (i) the spouse (or former spouse), children or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of the Participant and/or such Immediate Family Members, (iii) a partnership in which the only partners are the Participant, such Immediate Family Members and/or entities which are controlled by the Participant and/or such Immediate Family Members, (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, *provided that* (x) there shall be no consideration for any such transfer, (y) the Stock Appreciation Rights Agreement pursuant to which such Stock Appreciation Right is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred Stock Appreciation Rights shall be prohibited except those by will or the laws of descent and distribution.

Following any transfer, any such Stock Appreciation Right shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, *provided that* for purposes of Sections 8.4 and 8.5, and Articles 10, 12, 13, 14 and 16 hereof the term "Participant" shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the SAR shall be exercisable by the transferee only to the extent and for the periods specified in the Stock Appreciation Rights Agreement. The Committee and the Company shall have no obligation to inform any transferee of an SAR of any expiration, termination, lapse or acceleration of such SAR. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under an SAR that has been transferred by a Participant under this Section 8.8(b).

The Committee may waive or modify any limitation contained in this Section 8.8(b) that is not required from compliance with Rule 16b-3.

8.9 Tandem Incentive Stock Option—Stock Appreciation Right. Whenever an Incentive Stock Option and a Stock Appreciation Right are granted together and the exercise of one affects the right to exercise the other, the following requirements shall apply:

(a) The Stock Appreciation Right shall expire no later than the expiration of the underlying Incentive Stock Option;

(b) The Stock Appreciation Right may be for no more than the difference between the Stock Option Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Common Stock subject to the underlying Incentive Stock Option at the time the SAR is exercised;

(c) The Stock Appreciation Right is transferable only when the underlying Incentive Stock Option is transferable, and under the same conditions;

(d) The Stock Appreciation Right may be exercised only when the underlying Incentive Stock Option is eligible to be exercised; and

(e) The Stock Appreciation Right may be exercised only when the Fair Market Value of the Common Stock subject to the underlying Incentive Stock Option exceeds the Option Exercise Price of the underlying Incentive Stock Option.

ARTICLE 9
CASH AWARDS

9.1 Grant of Cash Awards. The Committee may, in its sole discretion, grant Cash Awards in accordance with the terms and conditions set forth in the Plan. Each related Award Agreement shall set forth (i) the amount of the Cash Award, (ii) the time or times within which such Award may be subject to forfeiture, if any, (iii) specified performance goals, or other criteria, if any, as the Committee may determine must be met in order to remove any restrictions (including vesting) on such Award, and (iv) any other terms, limitations, restrictions, and conditions of the Incentive that are consistent with this Plan.

The Award Agreement shall also set forth the vesting period for the Cash Award, if any, which shall commence on the Date of Grant and, unless otherwise established by the Committee in the Award Agreement, shall expire upon satisfaction of the conditions set forth in the Award Agreement. Such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other comparable measurements of Company performance, as may be determined by the Committee in its sole discretion.

9.2 Termination of Service. Subject to the provisions of the particular Award Agreement, and unless otherwise permitted by the Committee, in its sole discretion, upon Termination of Service for any reason during a vesting period (if any), the nonvested portion of a Cash Award shall be forfeited by the Participant. Upon any forfeiture, all rights of a Participant with respect to the forfeited Cash Award shall cease and terminate, without any further obligation on the part of the Company.

9.3 Form of Payment. In the sole discretion of the Committee, the Company may satisfy its obligation under a Cash Award by the distribution of that number of shares of Common Stock or Restricted Stock, or any combination thereof, having an aggregate Fair Market Value (as of the date of payment) equal to the amount of cash otherwise payable to the Participant, and/or by the distribution of Stock Options having an aggregate fair value (as determined by the Committee, in its sole discretion, in good faith) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash. If required by Rule 16b-3 at the time of distribution, any shares of Common Stock distributed to a Reporting Participant must be held by such Participant for at least six (6) months from the date of distribution.

ARTICLE 10
AMENDMENT OR DISCONTINUANCE

Subject to the limitations set forth in this Article 10, the Board, or, if the Board has specifically delegated this authority to the Committee, the Committee, may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; *provided that* no amendment shall be made without approval of the stockholders of the Company if such approval is required in order for the Plan and Incentives awarded under the Plan to continue to comply with Sections 162(m), 421 and 422 of the Code, including any successors to such Sections or if required by any law, regulation or stock exchange or inter-dealer quotation system on which the shares of Common Stock to be issued pursuant to an Incentive are listed or quoted. Any such amendment shall, to the extent deemed necessary or advisable by the Board or Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. In addition, unless required by law, no termination or amendment of the Plan may, without the consent of the Participant to whom any Incentive has theretofore been granted, adversely affect the rights of such Participant or obligations of the Company to such Participant with respect to such Incentive.

ARTICLE 11
TERM

The Plan shall be effective from the date that this Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on March 12, 2013, but Incentives granted before that date will continue to be effective in accordance with their terms and conditions.

ARTICLE 12
CAPITAL ADJUSTMENTS

If at any time while the Plan is in effect, or while unexercised Stock Options or SARs or unvested shares of Restricted Stock are outstanding, there shall be any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any dividend or other distribution (whether in the form of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affecting the Common Stock, then and in such event:

(a) An appropriate adjustment shall be made in the maximum number of shares of Common Stock that may be awarded under the Plan and in the maximum number of shares of Common Stock that may be awarded to a Participant, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so awarded;

(b) Appropriate adjustments shall be made in the number of shares of Common Stock purchasable under outstanding, unexercised Stock Options and the Option Exercise Price therefor, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each such instance shall remain subject to purchase at the same aggregate Option Exercise Price;

(c) Appropriate adjustments shall be made in the number of shares of Common Stock subject to outstanding, unexercised SARs and the SAR Price therefor, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price; and

(d) Appropriate adjustments shall be made in the number of outstanding shares of Restricted Stock with respect to which restrictions have not yet lapsed prior to any such change.

Notwithstanding any adjustments made hereunder, the number of shares of Common Stock (or other securities or property) subject to any Award shall always be a whole number. In lieu of the foregoing, if deemed appropriate, the Committee may make provision for a cash payment to the holder of an outstanding Award. Notwithstanding the foregoing, no such adjustment or cash payment shall be made or authorized to the extent that such adjustment or cash payment would cause the Plan or any Stock Option to violate Code Section 422. Furthermore, no such adjustment or cash payment shall be made under this Article 12 for the issuance of Common Stock or any other security for consideration, not less than the par value thereof, as may be determined by the Board. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Upon the occurrence of each event requiring an adjustment or cash payment with respect to Stock Options, SARs, or shares of Restricted Stock, the Company shall mail to each affected Participant its computation of such adjustment or cash payment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 13
RECAPITALIZATION, MERGER AND CONSOLIDATION

13.1 No Effect on Company's Authority. The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

13.2 Conversion of Incentives Where Company Survives. Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled.

13.3 Exchange or Cancellation of Incentives Where Company Does Not Survive. In the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised or unvested portions of outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company that were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms (subject to Section 13.4 below).

Notwithstanding the foregoing, however, all such Incentives may be canceled by the Company, in its sole discretion, as of the effective date of any such reorganization, merger, consolidation or share exchange, or of any proposed sale of all or substantially all of the assets of the Company, or of any dissolution or liquidation of the Company, by either:

(a) giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the exercise during the thirty (30) day period next preceding such effective date of any outstanding Stock Options or SARs, whether or not vested in accordance with their original terms, and by waiving all restrictions on outstanding shares of Restricted Stock; or

(b) paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the exercise price per share of such Stock Option (hereinafter the "Spread"), multiplied by the number of shares subject to the Stock Option. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Stock Options shall be made, such as deeming the Stock Options to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Options as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.

An Award that by its terms would be fully vested or exercisable upon such a reorganization, merger, consolidation, share exchange, proposed sale of all or substantially all of the assets of the Company or dissolution or liquidation of the Company will be considered vested or exercisable for purposes of subparagraph (a) hereof.

ARTICLE 14
LIQUIDATION OR DISSOLUTION

Subject to Section 13.3, in case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (i) sell all or substantially all of its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Participant may thereafter receive upon exercise of any Option or SAR (in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive) the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock as if such award had been exercised immediately prior to such sale, dissolution, liquidation or winding up. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such), then in such event the exercise prices then in effect with respect to any outstanding Stock Options or SARs shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the shares of the Company's Common Stock (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.

ARTICLE 15
INCENTIVES IN SUBSTITUTION FOR INCENTIVES GRANTED BY OTHER CORPORATIONS

Stock Options, SARs and shares of Restricted Stock may be granted under the Plan from time to time in substitution for similar options, stock appreciation rights or shares of restricted stock held by employees or directors of a corporation, partnership or limited liability company who become or are about to become Employees or Nonemployee Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or any Subsidiary, the acquisition by the Company or any Subsidiary of equity of the employing entity, or any other similar transaction pursuant to which the Company or a Subsidiary becomes the successor employer. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the options, stock appreciation rights or shares of restricted stock in substitution for which they are granted.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

16.2 No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

16.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

16.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

16.5 Compliance With Securities Laws and other Rules and Regulations. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. Notwithstanding anything herein to the contrary, the Company shall have no obligation to sell or issue shares of Common Stock under any Incentive if the Committee determines, in its sole discretion, (i) that issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including without limitation Section 16 of the Exchange Act and Section 162(m) of the Code), or (ii) if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished; and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation.

16.6 Withholding; Notice of Disposition of Stock Prior to Expiration of ISO Holding Period.

(a) *Condition Precedent.* The Company or, if applicable, any Subsidiary (for purposes of this Section 16.6, the term "Company" shall be deemed to include any applicable Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any Federal, state, local, or other taxes required by law to be withheld in connection with an Award granted under this Plan. Whenever shares of Common Stock are to be issued pursuant an Award, the Company may, in its sole discretion, require the Participant to remit to the Company an amount sufficient to satisfy federal, state, local or other withholding tax requirements prior to the delivery of any certificate or certificates for such shares of Common Stock.

(b) *Manner of Satisfying Withholding Obligation.* When a Participant is required to pay to the Company an amount required to be withheld under applicable tax laws in connection with an Award, such payment may be made (i) in cash, (ii) by check, (iii) if permitted by the Committee, by delivery to the Company of shares of Common Stock already owned by the Participant that the Participant has not acquired from the Company within six (6) months prior to the date of exercise having an aggregate Fair Market Value on the date the amount of tax to be withheld is to be determined (the "Tax Date") equal to the amount required to be withheld; (iv) with respect to Stock Options, through the withholding by the Company ("Company Withholding") of a portion of the shares of Common Stock acquired upon the exercise of the Stock Options (*provided that*, with respect to any Stock Option held by a Reporting Participant, at least six (6) months has elapsed between the Date of Grant of such Stock Option and the exercise involving tax withholding) having an aggregate Fair Market Value on the Tax Date equal to the amount required to be withheld, or (v) in any other form of valid consideration, as permitted by the Committee in its discretion; *provided that* a Reporting Participant shall not be permitted to satisfy his or her withholding obligation through Company Withholding unless required to do so by the Committee, in its sole discretion. The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant. The Committee may in the Award Agreement impose any additional tax requirements or provisions that the Committee deems necessary or desirable. The Committee may waive or modify any limitation contained in this Section that is not required for compliance with Rule 16b-3.

(c) *Notice of Disposition of Stock Acquired Pursuant to Incentive Stock Options.* If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the Date of Grant of such Stock Option or one (1) year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

16.7 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

16.8 Legend. Each certificate representing shares of Restricted Stock issued to a Participant pursuant to the Plan shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof and the applicable security laws (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

On the face of the certificate:

"Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

On the reverse:

"The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain CellStar Corporation 2003 Long-Term Incentive Plan, as amended from time to time, a copy of which is on file at the principal office of the Company in Carrollton, Texas. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledge hereof agrees to be bound by all of the provisions of said Plan."

The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

"Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

A copy of this Plan shall be kept on file in the principal office of the Company in Carrollton, Texas.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of March 13, 2003, by its President and Secretary pursuant to prior action taken by the Board.

CellStar Corporation

By: /s/ Terry S. Parker

Its: Chief Executive Officer

Attest:

/s/ Elaine Flud Rodriguez

Elaine Flud Rodriguez, Secretary